   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 21, 2001

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 SENOMYX, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                  8731                                 33-0843840
        (State or Jurisdiction               (Primary Standard Industrial                  (I.R.S. Employer
  of Incorporation or Organization)          Classification Code Number)                 Identification No.)

                            ------------------------

                         11099 NORTH TORREY PINES ROAD
                           LA JOLLA, CALIFORNIA 92037
                                 (858) 646-8300
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                         ------------------------------

                                PAUL A. GRAYSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         11099 NORTH TORREY PINES ROAD
                           LA JOLLA, CALIFORNIA 92037
                                 (858) 646-8300
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                         ------------------------------

                                   Copies to:

         THOMAS A. COLL, ESQ.                    JEFFREY S. MARCUS, ESQ.
        CHESTON J. LARSON, ESQ.                  BRANDON C. PARRIS, ESQ.
         TERI E. O'BRIEN, ESQ.                    CLINT B. DAVIS, ESQ.
          COOLEY GODWARD LLP                     MORRISON & FOERSTER LLP
   4365 EXECUTIVE DRIVE, SUITE 1100            1290 AVENUE OF THE AMERICAS
      SAN DIEGO, CALIFORNIA 92121             NEW YORK, NEW YORK 10104-0500
            (858) 550-6000                           (212) 468-8137

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / / ____________

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                          PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF                            AGGREGATE
         SECURITIES TO BE REGISTERED                      OFFERING PRICE(1)                 AMOUNT OF REGISTRATION FEE
Common Stock, $.001 par value per share.......               $80,000,000                              $20,000

(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. Includes $10,434,782 of shares that the underwriters have the option to purchase to cover over-allotments, if any.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SUBJECT TO COMPLETION, DATED FEBRUARY 21, 2001
THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

  [SENOMYX, INC. LOGO]
        SHARES

 COMMON STOCK

  This is the initial public offering of Senomyx, Inc. We are offering shares of our common stock. We anticipate that the initial public offering
  price will be between $         and $         per share. We have applied to
  list our common stock on the Nasdaq National Market under the symbol "SNMX."

  INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE            TOTAL
  Public offering price                                        $                  $
  Underwriting discounts and commissions                       $                  $
  Proceeds, before expenses, to Senomyx, Inc.                  $                  $

  We have granted the underwriters the right to purchase up to       additional
  shares of common stock to cover over-allotments.

 DEUTSCHE BANC ALEX. BROWN

                    BEAR, STEARNS & CO. INC.

                                        CIBC WORLD MARKETS

  The date of this prospectus is              , 2001.

[Description of Inside Front Cover:

    The page contains the image of a rose in the top left corner opposite a an irregular shaped photograph of a human eye and eyebrow. Below the rose and the eye are photographs of a bust of a nose and a bust of a mouth and chin. Between the bust and the nose and the bust of the mouth and chin are the words in large type: "Senomyx(SM)" and "technology for the senses."]

[Description of Fold-out Page of Front-Cover:

    The double fold-out page contains the following text in the top, far-left corner: "Senomyx seeks to be the leader in discovering new and improved proprietary flavor and fragrance molecules for use in a wide range of consumer products. Senomyx's integrated technology platform combines an enhanced understanding of the biology of taste and smell with many of the same technologies and advancements that pharmaceutical companies have recently begun using to more efficiently discover new medicines." The following text appears in the top, far right corner of the page: "Through the efforts of our scientific team, technology collaborators and licensors, we have identified approximately 375 functional human receptor genes which we believe are related to taste and smell and represent the major portion of all taste and smell receptor genes."

    Below this text, running from left to right are the following: a partial diagram of the human head, a photograph of blooming flowers, a photograph of a woman observing molecules and the words "flavor & fragrance" in large type. Beneath the diagram and pictures on the left is the text "Integrated Technology Platform for Flavor and Fragrance Discovery" under which five successive arrows which point to the right are depicted. The five arrows contain the following words: "Receptor Discovery," "Assay Development," "Chemical Libraries," "Screening" and "Sensory Testing." To the right of the five arrows are pictures of a young girl tasting food and laboratory equipment. Beneath the pictures is the following text: "These genes are believed to encode, or program, proteins on the surface of specialized cells in the mouth or nose that help transmit a signal to the brain, where specific taste or smell sensation is registered."

    Below the five arrows are pictures of flowers, another young girl tasting food, a school of fish, a box-diagram of four inward pointing triangles containing the following words (from clockwise at the top): "Receptor Biology," "Bioinformatics," "Combinatorial Chemistry" and "High-Throughput Screening." Below these pictures and the diagram is the word "sensory" in large type and the following text in smaller type: "Senomyx is incorporating receptor biology, combinatorial chemistry, high-throughput screening and bioinformatics into an integrated technology platform designed to enable the rapid, efficient discovery of new and improved proprietary molecules."]

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED IN GREATER DETAIL ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD CAREFULLY READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS, BEFORE MAKING AN INVESTMENT DECISION.

                                  OUR BUSINESS

    We seek to be the leader in discovering new and improved proprietary flavor and fragrance molecules for use in a wide range of consumer products. Our integrated technology platform combines an enhanced understanding of the biology of taste and smell with many of the same technologies and advancements that pharmaceutical companies have recently begun using to more efficiently discover new medicines. We have entered into a product discovery and development collaboration with Kraft Foods, Inc., the largest branded food company in the U.S. We have also entered into technology collaborations with Aurora Biosciences Corporation and Incyte Genomics, Inc. in order to enhance our technology platform and gain access to additional intellectual property.

    Consumer products companies use flavor and fragrance molecules to improve the taste or smell of many products, including processed foods, beverages, perfumes and personal and home care products. In 1999, the flavor and fragrance, or F&F, industry generated over $11 billion in worldwide sales to consumer products companies. An estimated $900 billion of consumer products that use flavors or fragrances were sold in the U.S. in 1999. The understanding of the biology underlying human taste and smell has improved dramatically in recent years as scientists have expanded their knowledge of genes and their functions. However, the discovery process for new flavor and fragrance molecules has evolved little over the past few decades. The traditional flavor and fragrance molecule discovery process is slow and subjective, requiring human testers to evaluate every molecule. As a result, the traditional process is often inefficient at discovering and refining new, proprietary molecules.

                                OUR TECHNOLOGIES

    We are designing and assembling a proprietary technology platform to enhance and industrialize the discovery process and overcome many of the limitations of traditional discovery programs for new flavor and fragrance molecules. Our team of world-class scientists and industry experts is incorporating recent advancements in receptor biology, combinatorial chemistry, high-throughput screening and bioinformatics into an integrated technology platform designed to enable the rapid, efficient discovery of new and improved proprietary molecules. Examples of potential product molecules include those that block the bitter taste of coffee, molecules that increase the salty taste of low sodium snacks and molecules that block unpleasant odors.

    Through the efforts of our scientific team, technology collaborators and licensors, we have identified approximately 375 functional human receptor genes which we believe are related to taste and smell and represent the major portion of all taste and smell receptor genes. These genes are believed to encode, or program, proteins on the surface of specialized cells in the mouth or nose that help transmit a signal to the brain, where a specific taste or smell sensation is registered. These proteins are known as receptors. We have licensed patents and patent applications and have recently filed our own provisional or utility patent applications describing approximately 275 of these receptor genes. We believe that most of the other approximately 100 identified receptor genes are primarily receptors involved in smell which have already been identified and are publicly available.

    A key component of the design of our molecule discovery process is the use of taste and smell receptor genes, which may enable a quantitative and objective measurement of a molecule's potential utility. We are currently incorporating taste and smell receptor genes into proprietary assays, which are tests to measure interactions between the receptors and libraries of the potential tastant or odorant molecules that we are creating. These assays will be used to identify one or more receptors that are activated by a given tastant or odorant. Once we identify the receptor or receptors for a particular tastant or odorant, we believe our technologies will permit us to screen, or test for an interaction, hundreds to thousands of molecules each day to identify those with the optimal desired sensory and physical properties.

                            BENEFITS OF OUR APPROACH

    We believe that our approach will offer several key benefits over traditional approaches to discovering new flavor and fragrance molecules, including:

    - INDUSTRIALIZED, HIGH-THROUGHPUT PROCESS. We are designing and assembling our integrated technology platform to enable a faster, more predictable molecule discovery process than is currently available.

    - ENHANCED MOLECULE OPTIMIZATION CAPABILITIES. We expect our integrated technology platform to improve the process of optimizing, or refining, a molecule of interest for more desirable characteristics through the ability to quickly synthesize and screen large libraries of varying chemical types.

    - EFFECTIVE AND EFFICIENT SCREENING FOR ANTAGONISTS. Our high-throughput process should enable the more effective and efficient discovery of antagonists, which are molecules that block undesirable tastes or smells and historically have been difficult to discover.

    - INTELLECTUAL PROPERTY-PROTECTED MOLECULES. We expect to discover unique synthetic molecules and new uses for existing natural molecules. We will seek patent protection on these molecules and the way in which they interact with taste and smell receptors. This will enable our product discovery and development collaborators to better differentiate their products.

                                  OUR STRATEGY

    Our goal is to be the leader in discovering new and improved proprietary flavor and fragrance molecules for use in the consumer products market as well as in other potential applications. The key elements of our strategy are to:

    - establish product discovery and development collaborations with leading consumer products companies in multiple segments of diverse product markets;

    -  enhance and protect our technology position;

    -  broaden the commercial applications of our technologies;

    -  continue to pursue technology collaborations; and

    - independently discover, develop and commercialize flavor and fragrance products.

    We were incorporated in Delaware in September 1998. Our research laboratories and executive offices are located at 11099 North Torrey Pines Road, La Jolla, California 92037, and our telephone number at that address is
(858) 646-8300. Our website is located at http://www.senomyx.com. Information contained on our website is not part of this prospectus.

                                  THE OFFERING

Common stock offered by Senomyx.............................    shares

Common stock to be outstanding after this offering..........    shares

Use of proceeds.............................................    Designing and assembling our integrated
                                                                technology platform, acquiring and
                                                                licensing other technologies and
                                                                proprietary rights, carrying out our
                                                                molecule discovery process, capital
                                                                expenditures and general corporate
                                                                purposes. See "Use of Proceeds."

Nasdaq National Market symbol...............................    SNMX

    The number of shares of our common stock outstanding upon completion of this offering is based on shares outstanding as of January 31, 2001. This number assumes the conversion into common stock of all of our outstanding preferred stock but does not include:

    - 800,107 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.75 per share. Subsequent to January 31, 2001, we granted options to purchase 38,000 shares of common stock at an exercise price of $1.00 per share;

    - 28,000 shares of common stock reserved for issuance to our academic licensors upon the achievement of milestones;

    - 850,093 shares of common stock available as of January 31, 2001 for grant under our 1999 equity incentive plan, plus annual increases following the completion of this offering;

    - shares of common stock that will be available for future grant under our 2001 non-employee directors' stock option plan upon completion of this offering; and

    - shares of common stock that will be available for future grant under our 2001 employee stock purchase plan upon completion of this offering, plus annual increases.

    Of the total shares outstanding as of January 31, 2001, 1,814,500 shares of common stock are subject to our right of repurchase under our 1999 equity incentive plan or separate agreements at a weighted average repurchase price of $0.09 per share.

                            ------------------------

    UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS
ASSUMES:

    - THE CONVERSION OF ALL OF OUR OUTSTANDING SHARES OF PREFERRED STOCK INTO COMMON STOCK UPON THE CLOSING OF THIS OFFERING;

    - THE FILING OF AN AMENDED AND RESTATED CERTIFICATE OF INCORPORATION UPON COMPLETION OF THIS OFFERING TO, AMONG OTHER THINGS, INCREASE OUR AUTHORIZED COMMON STOCK AND AUTHORIZE 5,000,000 SHARES OF UNDESIGNATED PREFERRED STOCK; AND

    -  NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                            ------------------------

    "Senomyx" is a service mark of Senomyx, Inc. All other trademarks and trade names mentioned in this prospectus are the property of their respective owners.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
STATEMENT OF OPERATIONS DATA:
Research support under collaborative agreement..............  $    --    $    115
Costs and expenses:
  Research and development..................................      155       6,137
  General and administrative................................    1,172       3,196
  Amortization of deferred stock-based compensation.........       96       2,226
                                                              -------    --------
    Total costs and expenses................................    1,423      11,559
                                                              -------    --------
Loss from operations........................................   (1,423)    (11,444)
Interest income (expense), net..............................      (10)        699
                                                              -------    --------
Net loss....................................................  $(1,433)   $(10,745)
                                                              =======    ========
Historical net loss per share, basic and diluted............  $ (1.04)   $  (5.02)
                                                              =======    ========
Historical weighted average shares outstanding..............    1,376       2,139

Pro forma net loss per share................................             $  (0.89)
                                                                         ========
Pro forma weighted average shares outstanding...............               12,040

                                                                      DECEMBER 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
BALANCE SHEET DATA:
Cash, cash equivalents and available for sale investments...  $14,540    $ 14,540      $
Working capital.............................................   12,345      12,345
Total assets................................................   26,485      26,485
Long-term obligations.......................................       --          --
Accumulated deficit.........................................  (12,179)    (12,179)
Preferred stock at par value................................       13          --
Total stockholders' equity..................................   23,939      23,939

    See Note 1 to our financial statements for an explanation of the determination of the number of shares used in computing per share data.

    The pro forma balance sheet data assumes the conversion of all of our outstanding preferred stock into common stock on a one-to-one basis upon completion of this offering.

    The pro forma as adjusted balance sheet data reflects (1) the conversion of all of our outstanding shares of preferred stock into common stock on a one-to-one basis upon completion of this offering and (2) the net proceeds from the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and our estimated offering expenses.

                                  RISK FACTORS

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE UNAWARE OF, OR THAT WE CURRENTLY DEEM IMMATERIAL, MAY ALSO BECOME IMPORTANT FACTORS THAT AFFECT US.

    IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF OPERATING LOSSES AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

    We have not been profitable and have generated substantial operating losses since we were incorporated in September 1998. We incurred operating losses of approximately $1.4 million for the year ended December 31, 1999, and approximately $11.4 million for the year ended December 31, 2000. As of December 31, 2000, we had an accumulated deficit of approximately
$12.2 million. We expect to incur additional losses for at least the next several years. The extent of our future losses will depend, in part, on the rate of growth, if any, in our revenue from our one existing and any future product discovery and development collaborations as well as other sources that may become available to us in the future and on the level of our expenses.

    Future revenue from product discovery and development collaborations is uncertain and will depend upon our ability to enter into new collaborations and to meet particular research, development and commercialization objectives under new and existing agreements. We expect to spend significant amounts on research and development under collaboration agreements and to develop and enhance our core technologies. As a result, we expect that our operating expenses will increase significantly in the near term and, consequently, we will need to generate significant additional revenue to achieve profitability. To date, our revenue has come solely from research funding under our product discovery and development collaboration agreement with Kraft Foods, Inc. In order for us to generate revenue and become profitable, we must not only retain our existing product discovery and development collaborator and attract new ones, but also develop products or technologies that our current or any future collaborators will choose to commercialize and from which we can derive revenue through royalties. We do not expect to generate royalties with respect to any molecules we may discover for at least several years. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

WE EXPECT THAT OUR QUARTERLY RESULTS OF OPERATIONS WILL FLUCTUATE, AND THIS FLUCTUATION COULD CAUSE OUR STOCK PRICE TO DECLINE, CAUSING INVESTOR LOSSES.

    Our quarterly operating results have fluctuated in the past and are likely to vary significantly in the future based upon a number of factors many of which we have little or no control over. We operate in a highly dynamic industry and future results could be subject to significant fluctuations, particularly on a quarterly basis. These fluctuations could cause us to fail to meet or exceed quarterly financial expectations of securities analysts or investors, which could cause our stock price to decline rapidly and significantly. For example, our revenue for the year ended December 31, 2000 was $114,583, as compared to zero for the same period in 1999. This increase was due to revenue from a new product discovery and development collaboration. Revenue and expenses in future periods may be greater or less than revenue and expenses in the immediately preceding period or in the comparable period of the prior year. Therefore, quarter-to-quarter comparisons of our operating results are not necesssarily a good indication of our future performance. Some of the factors that could cause our operating results to fluctuate include:

    -  termination of our collaboration agreement with Kraft Foods;

    - the success with which we are able to discover and develop molecules or incorporate them in products to achieve revenue-generating milestones;

    - the ability and willingness of collaborators to commercialize royalty-bearing products on expected timelines, or at all;

    - our ability to enter into new product discovery and development collaborations and technology collaborations or to extend the terms of our existing collaboration agreements and our payment obligations, expected revenue and other terms of any other agreements of this type;

    - our ability, or our collaborators' ability, to successfully satisfy all pertinent regulatory requirements;

    - our ability to successfully commercialize products developed independently and the demand for such products; and

    - general and industry specific economic conditions, which may affect our collaborators' research and development expenditures.

    If revenue declines or does not grow as anticipated due to the expiration or termination of our existing or any future product discovery and development collaboration agreements, failure to obtain new agreements, lower than expected royalty payments or other factors, we may not be able to correspondingly reduce our operating expenses. A large portion of our expenses, including expenses for facilities, equipment and personnel, is relatively fixed. In addition, we plan to significantly increase operating expenses in 2001. Failure to achieve anticipated levels of revenue could, therefore, significantly harm our operating results for a particular fiscal period.

WE ARE DEPENDENT ON KRAFT FOODS, AND ANY FUTURE PRODUCT DISCOVERY AND DEVELOPMENT COLLABORATORS, TO DEVELOP AND COMMERCIALIZE ANY FLAVOR OR FRAGRANCE MOLECULES WE MAY DISCOVER.

    To date, all of our revenue has been derived solely from research funding under our product discovery and development collaboration agreement with Kraft Foods, currently our only product discovery and development collaborator. We expect that substantially all of our revenue in the foreseeable future will result from payments from our collaboration with Kraft Foods or other product discovery and development collaborations that we may enter into in the future. Our agreement with Kraft Foods provides for research funding until December 2003 and gives Kraft Foods the right to terminate the agreement earlier for any reason upon payment to us of a limited penalty amount. If our agreement with Kraft Foods expires or is terminated, our revenue would significantly decline, and our business would be adversely affected.

    Even if we are successful in discovering one or more flavor or fragrance molecules for use in consumer products, we will be dependent on Kraft Foods and any other collaborators to commercialize those molecules. In addition to providing revenue, we will rely on Kraft Foods and any future product discovery and development collaborators to provide us with the sales, marketing and distribution capabilities required for the success of our business. We have limited or no control over the amount and timing of resources that Kraft Foods or any future collaborators may devote to our programs or potential products. Any of our present or future collaborators may not perform their obligations as expected. These collaborators may terminate their agreements with us or otherwise fail to conduct their activities successfully and in a timely manner. In addition, our product discovery and development collaborators may not renew their agreements with us or, if they do, they may not be on terms that are commercially acceptable to us.

    Our present and any future product discovery and development collaboration opportunities could be harmed if:

    - our existing or any future collaborators terminate their collaboration agreements with us prior to the expiration term of the agreements;

    - we do not achieve our objectives under our product discovery and development collaboration agreements;

    - we discover or develop molecules or enter into additional collaborations that conflict with the market segments, product categories or other business objectives of our other collaborators;

    - we disagree with our collaborators as to the rights to molecules, methods or other intellectual property we develop;

    - we are unable to manage multiple simultaneous product discovery and development collaborations;

    - potential collaborators are less willing to expend their resources on research and development due to general market conditions;

    - consolidation in our target markets limits the number of potential collaborators; or

    - we are unable to negotiate additional collaboration agreements having terms satisfactory to us.

WE MAY NOT BE ABLE TO DESIGN AND ASSEMBLE AN INTEGRATED TECHNOLOGY PLATFORM.

    We are an early stage company and, to date, we have not developed or commercialized any products. Before we can discover, develop or commercialize any products, we must develop an integrated technology platform. We are in the process of designing and assembling a technology platform that integrates recent advancements in receptor biology, combinatorial chemistry, high-throughput screening and bioinformatics.

    We may not be able to complete the development of certain critical elements of our technology platform, including:

    - the identification, isolation and sequencing of taste and smell receptor genes;

    - the development of expression systems and screening assays for existing taste and smell receptors;

    -  the matching of known flavor and fragrance molecules with receptors;

    -  the synthesis of proprietary chemical libraries; and

    -  the integration of high-throughput screening and optimization.

No one has previously used these or similar technologies to discover flavor and fragrance molecules. We may not be able to successfully design a working technology platform, which would significantly harm our business. Because of these uncertainties, our discovery process may not result in the identification of product candidates that we or our product discovery and development collaborator can commercialize. There is a high degree of risk that our integrated technology platform will not be successfully developed and, if developed, that it will not be useful to discover flavor and fragrance molecules. If we are not able to design and assemble an integrated technology platform, we will not be able to continue operations pursuant to our current business objectives.

IF WE ARE ABLE TO DESIGN AND ASSEMBLE AN INTEGRATED TECHNOLOGY PLATFORM, WE MAY NOT BE SUCCESSFUL IN IDENTIFYING FLAVOR OR FRAGRANCE MOLECULES USEFUL FOR FORMULATION INTO PRODUCTS.

    If we are able to design a working technology platform and can begin the molecule discovery process, we may not succeed in discovering molecules with the appropriate biological activity, safety or physical chemical properties. Successful flavor and fragrance molecules require an appropriate biological activity, including the correct flavor or fragrance property for the product application, the appropriate safety profile, including lack of toxicity or allergenicity and the appropriate physical chemical properties, including stability, volatility and resistance to heat. Because of these uncertainties, our discovery process may not result in the identification of flavor or fragrance molecules that we or our existing product discovery and development collaborator or any future collaborators will commercialize. If we are not able to use our technologies to discover new molecules related to taste and smell with significant commercial potential, we will not be able to achieve our objectives or build a sustainable or profitable business.

IF WE OR OUR COLLABORATORS ARE UNABLE TO OBTAIN AND MAINTAIN THE REGULATORY APPROVAL REQUIRED BEFORE MOLECULES CAN BE INCORPORATED AND SOLD IN PRODUCTS, WE WOULD INCUR ADDITIONAL OPERATING LOSSES.

    In the U.S., the development, sale and incorporation of our taste and smell molecules in products are subject to regulation by the United States Food and Drug Administration, or FDA, and in some instances other government bodies. Obtaining and maintaining regulatory approval is typically costly and can take many years. Outside of the U.S., we or our product discovery and development collaborators can market a product only if we or the collaborator receives a marketing authorization from the appropriate regulatory authorities, which may require that we first obtain approval from the FDA.

    Depending on a molecule's intended use, the amount of the molecule added to the product and the number of product categories in which the molecule will be incorporated, specific safety assessment protocols and regulatory pathways must be satisfied before we or our collaborators can commercially market and sell products containing any molecules that we may discover. Generally, in the U.S., our molecules will have to follow one of the following regulatory approval paths before they can be used in consumer products:

    - approval by a standing panel of experts established by industry organizations to determine that the molecule is generally recognized as safe, or GRAS, for a specific use, which can take up to three years or longer;

    - evaluation by an ad hoc panel of experts in various scientific disciplines to determine that the molecule is GRAS for a specific use, which can also take up to three years or longer; or

    - approval through a food additive petition, or FAP, to the FDA of a new molecule for a specific use, which takes an average of eight years or more.

While we believe that many of our molecules may be eligible for GRAS status, which typically takes less time and is less expensive than filing a FAP with the FDA, this may not always be the case. In addition, if the current regulations governing the approval of flavor or fragrance molecules change, or if obtaining approval becomes more difficult, it could significantly harm our business. We and our collaborators may not be successful in overcoming these regulatory hurdles, which could result in product launch delays, unanticipated expenses, termination of collaborations, and molecules not being approved for incorporation in consumer products.

IF WE ARE ABLE TO IDENTIFY FLAVOR OR FRAGRANCE MOLECULES, WE MAY NOT BE SUCCESSFUL IN INCORPORATING THEM INTO PRODUCTS THAT CAN BE COMMERCIALIZED.

    We may not be able to successfully demonstrate that the flavor or fragrance molecules that we may discover are effective or cost-efficient for a particular product application. The entire process, including research, development, testing, formulation, regulatory approval and commercialization involves a significant amount of time that can range from approximately three to 12 years, or more, depending on the level of complexity associated with each product or application. If we are not able to incorporate our molecules into products with significant commercial potential, we will not be able to achieve our objectives or build a sustainable or profitable business. You must evaluate our business in light of the uncertainties and complexities inherent in our early stage of development.

EVEN IF WE OR OUR COLLABORATORS RECEIVE REGULATORY APPROVAL AND INCORPORATE OUR MOLECULES INTO PRODUCTS, THOSE PRODUCTS MAY NEVER BE COMMERCIALLY SUCCESSFUL.

    Many factors may affect the market acceptance and commercial success of any potential products incorporating flavor or fragrance molecules that we may discover, including:

    - the extent and success of our marketing and sales efforts or those of our collaborators relating to products incorporating our molecules;

    -  the timing of market entry as compared to competitive products;

    - the rate of adoption of products by our collaborators and other companies in the F&F industry, as well as acceptance by their respective end consumers;

    - any product labeling that may be required by the FDA for products incorporating our molecules;

    - the cost-effectiveness of our molecules and products in which they are incorporated; and

    - unfavorable publicity concerning our molecules, products in which they are incorporated or any similar products.

    If potential products incorporating flavor or fragrance molecules we may discover fail to achieve market acceptance or commercial viability, our business would be significantly harmed.

ETHICAL, LEGAL, HEALTH AND SOCIAL CONCERNS ABOUT OUR FLAVOR AND FRAGRANCE MOLECULES OR THE PRODUCTS WHICH INCORPORATE THEM COULD LIMIT OR PREVENT THE DEMAND FOR SUCH MOLECULES AND PRODUCTS, AND LIMIT OUR ROYALTY REVENUE.

    Our integrated technology platform incorporates biology, chemistry and a great knowledge of genes and their functions in an effort to identify molecules that may improve consumer products. Although we do not plan to genetically modify organisms for use in consumer products--an activity that has aroused much public debate--we will use advanced technologies to discover new flavor and fragrance molecules. Public perception about the role of genes and the identification, isolation and incorporation of these molecules in consumer products could result in adverse publicity, health concerns and even greater regulation and trade restrictions on our activities. If we are not able to overcome the ethical, legal, health and social concerns relating to our technologies and the molecules we discover, consumers may not widely accept products incorporating our molecules. This type of public concern, whether justified or not, could result in significant expenses, delays or other impediments to our product discovery and development collaborations and could substantially reduce demand for products incorporating our flavor and fragrance molecules, resulting in little or no royalty revenue.

MANY POTENTIAL COMPETITORS, INCLUDING THOSE WHO HAVE GREATER RESOURCES AND EXPERIENCE THAN WE DO, MAY DEVELOP PRODUCTS OR TECHNOLOGIES THAT MAKE OURS OBSOLETE OR NONCOMPETITIVE.

    The life sciences and other technology industries are characterized by rapid technological change, and the area of gene research is a rapidly evolving field. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Technological developments by others may result in our products and technologies becoming obsolete.

    We face and will continue to face intense competition from life sciences and other technology companies and other commercial enterprises, as well as numerous academic and research institutions and governmental agencies. Our competition includes commercial and non-commercial entities that engage in receptor-based biology, combinatorial chemistry, high-throughput screening, bioinformatics or other methods of discovery of molecules.

    In addition, we face substantial competition from companies pursuing the commercialization of products and services relevant to taste and smell using more traditional methods for the discovery of flavor and fragrance molecules. These competitors include leading F&F companies, such as International Flavors & Fragrances Inc., Givaudan SA, Quest International and Firmenich International SA. These companies provide substances to be used by consumer products companies to impart or improve flavor or fragrance in a wide variety of products. We compete and will compete with these companies in collaborating with and selling flavor products and technologies to manufacturers of processed foods, beverages, perfumes and personal and home care products.

    Many of our competitors and potential competitors have substantially greater:

    -  capital resources;

    -  research and development resources and experience;

    -  manufacturing capabilities;

    -  regulatory expertise;

    -  sales and marketing resources;

    -  established relationships with consumer products companies; and

    -  production facilities.

    Smaller companies also may prove to be significant competitors, particularly through proprietary research discoveries and collaborative arrangements with large consumer products companies or established research institutions. Universities and public and private research institutions are also competitors. While these organizations primarily have educational objectives, they may develop proprietary technology related to the F&F industry and acquire patents that we may need for development of our technologies and the discovery of molecules. We may attempt to license these proprietary technologies, if available. These licenses may not be available to us on acceptable terms, if at all.

    Our competitors, either alone or with their collaborative partners, may succeed in developing technologies or discovering flavor and fragrance molecules that are more effective, safer, more affordable or more easily commercialized than ours, and our competitors may achieve patent protection or commercialize products sooner than we do. Developments by others may render our product candidates or our technologies obsolete. Our failure to compete effectively would have a significant adverse effect on our business, financial condition and results of operations.

IF WE FAIL TO OBTAIN THE CAPITAL NECESSARY TO FUND OUR OPERATIONS, WE WILL BE UNABLE TO SUCCESSFULLY DISCOVER AND DEVELOP MOLECULES AND WE MAY NEED TO CEASE OPERATIONS.

    We currently anticipate that our existing capital resources, interest income, expected research payments from our sole product discovery and development collaborator and the net proceeds from this offering will be sufficient to meet our capital requirements for at least the next two years. However, our capital requirements may vary significantly, depending on several factors, including:

    - the level of discovery and development activities and technology platform investment required to maintain our technology position;

    - our ability to enter into new product discovery and development collaborations and technology collaborations or to extend the terms of our existing collaborative agreements, and our payment obligations, expected revenue and other provisions of these agreements;

    - the success with which we are able to discover or develop molecules or incorporate them in products to achieve revenue-generating milestones;

    - the ability and willingness of our collaborators to commercialize royalty-bearing products on expected timelines, or at all;

    - our ability to successfully commercialize products we may choose to develop independently and the demand for such products;

    -  costs of recruiting and retaining qualified personnel; and

    - our need to acquire or license complementary technologies or acquire complementary assets or businesses.

    If additional capital is required to operate our business, we cannot assure you that additional financing will be available on terms acceptable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, discover flavor and fragrance molecules, develop technologies or otherwise respond to competitive pressures could be significantly limited. In addition, if financing is not available, we may need to cease operations.

    If we raise additional funds through the issuance of equity securities, the percentage ownership of our stockholders, including investors in this offering, will be reduced, stockholders may experience additional dilution or such equity securities may provide for rights, preferences or privileges senior to those of the holders of our common stock. If we raise additional funds through the issuance of debt, such debt would have rights, preferences and privileges senior to holders of common stock and the terms of such debt could impose restrictions on our operations.

OUR ABILITY TO COMPETE IN THE FLAVOR AND FRAGRANCE MARKET MAY DECLINE IF WE DO NOT ADEQUATELY PROTECT OUR PROPRIETARY TECHNOLOGIES.

    Our success depends in part on our ability to obtain and maintain intellectual property that protects our technologies and products. Our intellectual property consists of provisional and utility patent applications, trade secrets, know-how and trademarks. We have recently filed 21 U.S. provisional or utility patent applications and currently have no patents issued. In addition, we have in-licensed 31 U.S. and foreign patents and patent applications, not including any rights to patents and patent applications under our technology collaborations with Aurora and Incyte.

    Our patent position is highly uncertain and may involve complex legal and factual questions, including the ability to establish patentability of our latest filed applications that claim genes, proteins, chemical synthesis techniques and compounds for which we seek patent protection and their use for the discovery, development and sale of flavor and fragrance molecules. No consistent standard regarding the allowability of claims in many of the pending patent applications has emerged to date. As a result, we cannot predict the breadth of claims that will utimately be allowed in our patent applications, if any, including those we have in-licensed. The degree of future protection for our proprietary rights is therefore highly uncertain and we cannot assure you that:

    - we were the first to file patent applications for the technologies upon which we rely;

    - others will not independently develop similar or alternative technologies or duplicate any of our technologies;

    - others did not publicly disclose our claimed technology before we filed our patent applications;

    - any of our provisional or utility patent applications will result in issued patents;

    - any patents that may be issued to us, our collaborators or our licensors will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

    -  we will develop additional proprietary technologies that are patentable;
       or

    - the patents of others will not have an adverse effect on our ability to do business.

    In addition, patent law outside the U.S. is uncertain and in many countries is currently undergoing review and revision. The laws of some countries do not protect intellectual property rights to the same extent as domestic laws. It may be necessary or useful for us to participate in proceedings to determine the validity of our competitors' or any of our future foreign patents, which could result in substantial costs and would divert our efforts and attention from other aspects of our business.

    Technologies licensed to us by others, or in-licensed technologies, are important to some aspects of our business. We generally do not control the patent prosecution, maintenance or enforcement of in-licensed technologies. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we do over our internally developed technologies. Moreover, some of our academic institution licensors, collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technologies and other confidential information in connection with our collaborations, then our ability to receive patent protection or protect our proprietary information will be impaired, which would have a significant adverse affect on our business.

MANY OF THE PATENT APPLICATIONS WE AND OUR COLLABORATORS HAVE FILED HAVE NOT YET BEEN SUBSTANTIVELY EXAMINED AND MAY NOT RESULT IN PATENTS BEING ISSUED.

    All of our provisional and utility patent applications were filed recently with the United States Patent and Trademark Office, or the USPTO, and have not been substantively examined and may not result in patents being issued. In addition, many of the patent applications we in-licensed have received no indication from the USPTO that the claims are allowable. Since many of these patent applications claim gene sequences that were identified from different publicly available sequence information sources such as the High-Throughput Genomic Sequences division of GenBank, it is impossible to predict whether they will ultimately be found to be patentable. Therefore, there is a significant risk that many or all of the claims to the gene sequences identified in our provisional and utility patent applications will not issue as patents.

DISPUTES CONCERNING THE INFRINGEMENT OR MISAPPROPRIATION OF OUR PROPRIETARY RIGHTS OR THE PROPRIETARY RIGHTS OF OTHERS COULD BE TIME CONSUMING AND EXTREMELY COSTLY AND COULD DELAY OUR RESEARCH AND DEVELOPMENT EFFORTS.

    Our commercial success, if any, will be significantly harmed if we infringe on the patent rights of third parties or if we breach any license or other agreements that we have entered into with regard to our technology or business.

    We are aware of other companies and academic institutions which have been performing research in the area of mammalian taste and olfaction. In particular, other companies and academic institutions have announced that they have cloned receptor genes, published data on receptor gene sequence information or filed patent applications on receptors and their use, including DigiScents, Inc., Columbia University, Mount Sinai School of Medicine, the Weizmann Institute of Science, Linguagen Corp., Celera Genomics and GlaxoSmithKline PLC. If any of these companies or academic institutions are successful in obtaining broad patent claims, such patents would block our ability to use various aspects of our integrated technology platform and might prevent us from developing or commercializing newly discovered molecules or otherwise conducting our business.

    We are not currently a party to any litigation with regard to our patent position. However, the life sciences and other technology industries are characterized by extensive litigation regarding patents and other intellectual property rights. Many life sciences and other technology companies have employed intellectual property litigation as a way to gain a competitive advantage. If we become involved in litigation, interference proceedings, oppositions or other intellectual property proceedings as a result of alleged infringement by us of the rights of others, we might have to spend significant amounts of money and time. In addition, any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in costly litigation, divert management's attention and resources, or require us to enter into royalty or license agreements which are not advantageous to us. Should any person have filed patent applications or obtained patents that claim inventions also claimed by us, we may have to participate in an interference proceeding declared by the relevant patent regulatory agency to determine priority of invention and, thus, the right to a patent for these inventions in the U.S. Such a proceeding could result in substantial cost to us even if the outcome is favorable. Even if successful on priority grounds, an interference action may result in loss of claims based on patentability grounds raised in the interference action. The litigation or proceedings could divert management's time and efforts. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management's time and disruption in our business. Uncertainties resulting from initiation and continuation of any patent or related litigation or proceeding could harm our ability to compete and could have a significant adverse affect on our results of operations.

    An adverse ruling arising out of any intellectual property dispute, including an adverse decision as to the priority of our inventions, would undercut or invalidate our intellectual property position. An adverse ruling could also subject us to significant liability for damages, including possible treble damages, prevent us from using technologies or developing products, or require us to negotiate licenses to disputed rights from third parties. Although patent and intellectual property disputes in the technology area are often settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, necessary licenses may not be available to us on satisfactory terms, if at all.

IF WE ARE UNABLE TO PROTECT OUR TRADE SECRETS AND OTHER PROPRIETARY INFORMATION, WE COULD LOSE ANY COMPETITIVE ADVANTAGE WE MAY HAVE, WHICH COULD SIGNIFICANTLY HARM OUR BUSINESS.

    We also rely in part on trade secret protection for our confidential and proprietary information and processes. Our policy is to execute confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not be disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of their employment shall be our exclusive property. There can be no assurance that we will be able to effectively enforce these agreements or that proprietary information is our exclusive property. There can be no assurance that the subject proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or that we can meaningfully protect our trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

WE ARE DEPENDENT ON OUR TECHNOLOGY COLLABORATORS, AND OUR FAILURE TO ENTER INTO ADDITIONAL TECHNOLOGY COLLABORATIONS COULD PREVENT US FROM DEVELOPING OUR INTEGRATED TECHNOLOGY PLATFORM OR ACHIEVING RESEARCH AND DEVELOPMENT OBJECTIVES NECESSARY FOR DEVELOPING AND COMMERCIALIZING FLAVOR AND FRAGRANCE MOLECULES.

    Our principal technology collaborations are with Aurora and Incyte, and we have licenses from academic institutions, that, together, contribute to our technology platform. We depend on Aurora for its screening technologies and Incyte for access to its databases and licenses to receptor gene sequences. Since we do not currently possess all of the technologies that may become necessary or useful in our research and discovery efforts, we expect to continue to enter into additional technology collaborations to complement our technologies and to assist in the development of flavor and fragrance molecules. However, our technology collaborations may be limited in scope. For example, our technology collaboration agreement with Incyte is limited to the flavor and fragrance field and, like Aurora, is subject to the rights of its existing and future licensees.

    Technology collaborations may require us to make substantial payments to our collaborators, which could reduce our funds available and adversely impact our results of operations. Additional technology collaborations may be cost prohibitive or impose additional unexpected costs on the overall discovery and development costs we expect to incur. We have limited or no control over the resources that any technology collaborator may devote to our research and development objectives. Our present or any future technology collaborators may not perform their obligations as expected. These technology collaborators may terminate their agreements with us or otherwise fail to conduct their research activities successfully and in a timely manner. In addition, our technology collaborators may not renew their agreements with us or, if they do, they could be on terms that are not commercially acceptable to us. Further, our technology collaborators may not be successful in meeting their objectives or devoting sufficient resources necessary for the achievement of our discovery, research and development objectives. In addition, if we fail to enter into or maintain additional technology collaboration agreements, or if any of these events occur, we may not be able to discover, develop and commercialize flavor and fragrance molecules, fulfill our obligations to our product discovery and development collaborators, grow our business or generate sufficient revenue to support our operations.

BECAUSE WE HAVE NO EXPERIENCE IN INDEPENDENTLY DEVELOPING, MARKETING OR DISTRIBUTING COMMERCIAL PRODUCTS, WE MAY BE REQUIRED TO ENTER INTO ARRANGEMENTS WITH THIRD PARTIES ON TERMS THAT ARE DISADVANTAGEOUS TO US.

    We have no experience in independently developing, marketing or distributing products on a commercial scale and have no marketing and sales staff. We will therefore need to either rely on our product discovery and development collaborators or other third parties to do so. In order for us to commercialize any products we may develop independently, we would need to establish, or obtain through outsourcing arrangements, the capability to develop, market, sell and distribute products and we cannot assure you that we will be able to enter into any such arrangements on acceptable terms, if at all. In addition, if we are to undertake these actions on our own, we may pursue products that ultimately require more resources than we anticipate or which may be unsuccessful. Even if we independently develop a successful commercial product, we may not generate enough sales to achieve profitability.

WE DO NOT HAVE THE CAPACITY TO MANUFACTURE OUR POTENTIAL PRODUCTS ON A COMMERCIAL SCALE.

    We do not have experience in manufacturing nor do we have the resources or facilities to manufacture products on a commercial scale. Therefore, our ability to commercialize any products we may independently develop will depend in part on our ability to arrange for third-party manufacturers of our products on a large scale, at a competitive cost and in accordance with regulatory requirements. Our third-party manufacturers must also establish and maintain a commercial scale formulation and manufacturing process for each of our products that we may develop. Our third-party manufacturers may encounter difficulties with these processes at any time that could result in delays in regulatory submissions or in the commercialization of potential products.

    We currently have no relationships or contracts with third-party manufacturers and will have to rely upon contract manufacturers. We cannot assure you that we will be able to enter into contracts with third-party manufacturers on acceptable terms, or at all. Our inability to find capable third-party manufacturers or to enter into agreements on acceptable terms with third-party manufacturers could delay commercialization of any products we may develop and may harm our relationships with our existing and any future product discovery and development collaborators and our customers.

    Our current or any future product discovery and development collaborators may also not have the capacity to manufacture products that incorporate our flavor and fragrance molecules on a commercial scale. Therefore, if our current or any future collaborators fail to develop and maintain relationships with third-party manufacturers, they may be unable to commercialize royalty-generating products, which could significantly harm our ability to earn royalty revenue.

IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, IT COULD DELAY OR HARM OUR TECHNOLOGY DEVELOPMENT AND MOLECULE DISCOVERY EFFORTS.

    Our success depends to a significant degree upon the continued contributions of our executive officers, management and scientific staff. If we lose the services of one or more of these people, we may be delayed or unable to develop our technology platform, discover molecules or achieve our other business objectives, any of which could cause our stock price to decline. In particular, our discovery and development programs depend on our ability to attract and retain highly skilled scientists, including molecular biologists, biochemists, chemists and engineers. We may not be able to attract or retain qualified employees in the future due to the intense competition for qualified personnel among technology-based businesses, particularly in the San Diego area. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific and management personnel. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will adversely affect our ability to meet the demands of our current or any future product discovery and development collaborators in a timely fashion or to support our independent discovery and development programs. All of our employees are at-will employees, which means that either we or the employee may terminate their employment at any time.

    Some planned activities may require additional expertise in specific industries and areas. For example, if we decide to independently develop and commercialize any flavor or fragrance molecules, these activities may require the addition of new personnel, including management, regulatory, manufacturing, marketing, sales and distribution personnel and the development of additional expertise by existing management personnel. The inability to acquire these services or to develop this expertise could impair the growth, if any, of our business.

WE MAY ENCOUNTER DIFFICULTIES MANAGING OUR GROWTH, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

    Our strategy includes entering into and working on simultaneous projects across multiple industries. We increased the number of our full-time employees from seven on December 31, 1999 to 48 on December 31, 2000 and expect to continue to grow to meet our strategic objectives. If our growth continues, it will continue to place a strain on us, our management and our resources. Our ability to effectively manage our operations, growth and various projects requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may not be able to successfully implement these tasks on a larger scale and, accordingly, we may not achieve our research, development and commercialization goals. If we fail to improve our operational, financial and management information systems, or fail to effectively monitor or manage our new and future employees or our growth, our business would suffer significantly. In addition, no assurance can be made that we will be able to secure adequate facilities to house our staff, conduct our research or achieve our business objectives.

WE MAY BE SUED FOR PRODUCT LIABILITY, WHICH COULD SIGNIFICANTLY HARM OUR REPUTATION AND BUSINESS.

    We may be held liable if any product we develop and commercialize, or any product which incorporates any of our molecules, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or consumer use. We currently have no product liability insurance. When we attempt to obtain product liability insurance, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products developed by us or our product discovery and development collaborators. We will be obligated to indemnify our product discovery and development collaborators for product liability or other losses they incur as a result of our molecules. Any indemnification we receive from such collaborators for product liability that does not arise from our molecules may not be sufficient to satisfy our liability to injured parties. If we are sued for any injury caused by our molecules or products incorporating our molecules, our liability could exceed our total assets.

WE USE HAZARDOUS MATERIALS IN OUR MOLECULE DISCOVERY AND DEVELOPMENT. ANY CLAIMS RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF THESE MATERIALS COULD BE TIME CONSUMING AND COSTLY.

    Our molecule discovery and development processes involve the controlled use of hazardous materials, including chemical, radioactive and biological materials. Our operations also produce hazardous waste products. We cannot eliminate entirely the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We may be forced to curtail operations or be sued for any injury or contamination that results from our use or the use by others of these materials, and our liability may exceed our total assets. In addition, compliance with applicable environmental laws and regulations may be expensive and current or future environmental regulations may impair our discovery and development efforts.

IF WE MAKE AN ACQUISITION, WE WILL INCUR A VARIETY OF COSTS, MAY HAVE INTEGRATION DIFFICULTIES AND MAY EXPERIENCE NUMEROUS OTHER RISKS THAT COULD ADVERSELY AFFECT OUR BUSINESS OPERATIONS.

    If appropriate opportunities become available, we may consider acquiring businesses, technologies or products that we believe are a strategic fit with our business. We currently have no commitments or agreements with respect to any material acquisitions. If we do pursue such a strategy, we could:

    - issue equity securities which could have rights, preferences or privileges senior to our common stock and which would dilute current stockholders' percentage ownership;

    - incur substantial debt, which would have rights, preferences and privileges senior to our common stock and any other equity securities and could impose restrictions on our operations; and

    -  assume contingent liabilities.

    We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future without a significant expenditure of operating, financial and management resources, if at all. In addition, future acquisitions might negatively impact our financial performance and our business relations with our collaborators. Further, recent proposed changes to methods of accounting for purchases could result in a negative impact on our results of operations, as could the cost of the acquisition. Any of these adverse consequences could harm our business.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY BE HIGHLY VOLATILE BECAUSE OF THE INDUSTRY WE ARE IN AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

    Prior to this offering, there has been no public market for shares of our common stock. An active, liquid trading market may not develop following completion of this offering or, if developed, may not be maintained. We will determine the initial public offering price for the shares through negotiations between us and representatives of the underwriters. This price may not be indicative of prices that will prevail later in the trading market. The market price of the common stock may decline below the initial public offering price, and you may not be able to resell your shares at or above the initial public offering price.

    The stock market, from time to time, has experienced significant price and volume fluctuations that are unrelated to the operating performance of companies. The market prices of technology companies, particularly life science companies, have been highly volatile. Our stock may be affected by this type of market volatility, as well as by our own performance. The following factors, among other risk factors, may have a significant effect on the market price of our common stock:

    -  developments in our relationships with current or future collaborators;

    - announcements of technological innovations or new products by us or our competitors;

    -  developments in patents or other proprietary rights;

    -  future royalties from product sales, if any, by our collaborators;

    -  fluctuations in our operating results;

    -  litigation;

    - developments in domestic and international governmental policy or regulation; and

    -  economic and other external factors or other disaster or crisis.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

    The market price of our common stock could decline as a result of sales by existing holders of a large number of shares of our common stock in the public market after the closing of this offering or the perception that these sales could occur. These sales could make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After
this offering, we will have outstanding              shares of common stock. All
the shares sold in this offering will be freely tradable. Of the remaining 17,409,557 shares of common stock outstanding after this offering, 15,947,637 of such shares will be eligible for sale in the public market beginning on the date that is the later of 180 days after the date of this prospectus or December 1, 2001. A substantial number of shares may be sold in the public market immediately following the expiration of contractual "lock-up" restrictions entered into by our stockholders with the underwriters of this offering, or immediately after investment funds that currently own a large number of our shares distribute those shares to their limited partners. These "lock-up" restrictions are described in the "Underwriting" section of this prospectus. The sale of a substantial number of shares, especially in a short period of time, could result in a significant decline in our stock price. After this offering we
also intend to register up to approximately              shares of our common
stock for sale upon exercise of outstanding stock options issued pursuant to compensatory benefit plans or reserved for future issuance pursuant to our 1999 equity incentive plan, 2001 non-employee directors' stock option plan and 2001 employee stock purchase plan. In addition, the market price of our common stock could decline if we sell additional equity securities in connection with financings or collaboration agreements.

WE MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH INVESTORS MAY NOT AGREE AND IN WAYS THAT MAY NOT YIELD A FAVORABLE RETURN.

    We will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem the actual uses desirable, and our use of the proceeds may not yield a significant return or any return at all. We intend to use the proceeds from this offering for designing and assembling our integrated technology platform, acquiring and licensing other technology and proprietary rights, carrying out our molecule discovery process, capital expenditures and other general corporate purposes. Because of the number and variability of factors that determine our use of the net proceeds from this offering, we cannot guarantee that these uses will not vary substantially from our currently planned uses.

IF OUR OFFICERS, DIRECTORS AND LARGEST STOCKHOLDERS CHOOSE TO ACT TOGETHER, THEY MAY BE ABLE TO CONTROL OUR MANAGEMENT AND OPERATIONS, ACTING IN THEIR BEST INTERESTS AND NOT NECESSARILY THE INTERESTS OF OTHER STOCKHOLDERS.

    After this offering, our officers, directors and stockholders with at least
5% of our stock will together control approximately       % of our outstanding
common stock. If these officers, directors and principal stockholders act together, they will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of mergers or other business combination transactions. The interests of this concentration of ownership may not always coincide with our interests or the interests of investors in this offering or other stockholders. For instance, officers, directors and principal stockholders, acting together, could cause us to enter into transactions or agreements that we would not otherwise consider. Similarly, this concentration of ownership may have the effect of delaying or preventing a change in control of our company otherwise favored by our other stockholders. This concentration of ownership could depress our stock price.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW AND CONTRACTUAL ASSIGNMENT RESTRICTIONS MAY MAKE AN ACQUISITION OF US, WHICH MAY BE BENEFICIAL TO OUR STOCKHOLDERS, MORE DIFFICULT OR COSTLY.

    Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

    - establish that members of our board of directors may be removed only for cause upon the affirmative vote of stockholders owning at least two-thirds of our capital stock;

    - authorize the issuance of "blank check" preferred stock that could be issued by our board of directors, without stockholder approval, to increase the number of outstanding shares and prevent or delay a takeover attempt;

    -  limit who may call a special meeting of stockholders;

    - prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

    - establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

    - provide for a board of directors with staggered terms which makes it more difficult to acquire control through a proxy contest.

    In addition, the requirements of Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a third party from acquiring us. These requirements are described in "Description of Capital Stock--Delaware Anti-Takeover Law and Certain Charter Provisions." In addition to provisions in our charter documents and under Delaware law, an acquisition of us may be made more difficult or costly by contractual provisions restricting our ability to assign contract rights to an acquiror.

AS A NEW INVESTOR, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF YOUR SHARES.

    We expect the initial public offering price to be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will incur immediate
and substantial dilution in net tangible book value of $      per share. You may
incur additional dilution if the holders of outstanding options or warrants exercise those options or warrants. Additional information regarding the dilution to investors in this offering is included in this prospectus under the heading "Dilution."

      SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

    This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances, time frames or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

    -  the progress of our research and development programs;

    -  the capabilities of our integrated technology platform;

    - the benefits to be derived from relationships with our product discovery and development collaborators, technology collaborators and licensors and our ability to enter into and maintain these relationships;

    - our ability, or our collaborators' ability, to successfully satisfy all pertinent regulatory requirements and commercialize products incorporating our molecules;

    - our estimates of future revenue, costs and expenses, cash flow and profitability; and

    - our estimates regarding our capital requirements and our need for additional financing.

    In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. We discuss many of these risks, uncertainties and other factors in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

    You should read this prospectus and the documents that we reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any state where an offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

    Information regarding market and industry statistics contained in the "Prospectus Summary" and "Business" sections of this prospectus is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the market and industry data we have included.

                                USE OF PROCEEDS

    Our net proceeds from the sale of the              shares of common stock we
are offering are estimated to be $      ($      if the underwriters'
over-allotment option is exercised in full), assuming an initial public offering
price of $      per share and after deducting the underwriting discounts and commissions and our estimated offering expenses.

    We intend to use the net proceeds of this offering primarily for:

    - the design and assembly of our integrated technology platform, including payments of approximately $5.0 million to $10.0 million under our existing and expected future technology collaborations;

    -  acquiring and licensing other technologies and proprietary rights;

    - carrying out our molecule discovery process, including the identification and isolation of receptor genes, the building of screening assay platforms and the synthesis and purchase of chemical libraries and building screening assay platforms;

    - capital expenditures ranging from approximately $5.0 million to $10.0 million, including facilities improvements and equipment acquisitions; and

    -  general corporate purposes.

    Our management has broad discretion over the use of the net proceeds of this offering. The amount and timing of our actual expenditures and our future liquidity and capital requirements are subject to change and will depend on many factors, some of which may be beyond our control, including:

    -  the rate and progress of our molecule discovery efforts;

    - our ability to maintain and establish new product discovery and development collaborations; and

    - competitive, technological, intellectual property, regulatory, market and other events and developments.

    We also may use a portion of the net proceeds to fund acquisitions of technology or product rights or businesses, although we have no current agreements or commitments for any such acquisition. Our management will have broad discretion to allocate the net proceeds from this offering among the categories set forth above and other uses. Pending the contemplated uses described above, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

    The net proceeds of this offering, together with our existing capital resources, interest income and committed revenue from our existing collaboration, should be sufficient to fund our anticipated operating expenses and capital requirements for at least the next two years. However, we cannot be sure these funds will be sufficient and may need to raise additional capital earlier than currently expected.

                                DIVIDEND POLICY

    Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors that our board of directors deems relevant, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and debt covenants. We have never declared or paid any cash dividends on shares of our capital stock and do not intend to do so at any time in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 2000:

    -  on an actual basis;

    - on a pro forma basis after giving effect to the conversion of all of our outstanding and issuable shares of preferred stock into shares of common stock; and

    - on the same pro forma basis, as adjusted to give effect to the sale of shares of common stock in this offering at an assumed initial
       public offering price of $      per share and after deducting the
       underwriting discounts and commissions and estimated offering expenses.

                                                                    AS OF DECEMBER 31, 2000
                                                              ------------------------------------
                                                                                      PRO FORMA AS
                                                               ACTUAL     PRO FORMA     ADJUSTED
                                                              ---------   ---------   ------------
                                                                     (DOLLARS IN THOUSANDS)
Long-term obligations, less current portion.................  $      --   $      --    $

Stockholders' equity:

  Preferred stock $.001 par value; 23,506,968 shares authorized at December 31, 2000; 5,000,000 shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted:

    Series A preferred stock, 8,648,158 shares designated,
      issued and outstanding, actual; liquidation preference
      of $12,293,357........................................          8          --

    Series B preferred stock, 2,605,326 shares designated,
      issued and outstanding, actual; liquidation preference
      of $10,029,724........................................          3          --

    Series C preferred stock, 1,000,000 shares designated,
      issued and outstanding, actual; liquidation preference
      of $4,800,000.........................................          1          --

    Series D preferred stock, 869,328 shares issuable as of
      December 31, 2000; liquidation preference of
      $6,519,960............................................          1          --

  Common stock, $.001 par value, 37,000,000 shares
    authorized; 4,261,745 shares issued and outstanding,
    actual;     shares authorized and 17,384,557 shares
    issued and outstanding, or issuable, pro forma;
        shares authorized and     shares issued and
    outstanding, pro forma as adjusted......................          4          17

  Additional paid-in capital................................     38,553      38,553

  Deferred compensation.....................................     (2,452)     (2,452)

  Accumulated deficit.......................................    (12,179)    (12,179)
                                                              ---------   ---------    ---------

      Total stockholders' equity............................     23,939      23,939
                                                              ---------   ---------    ---------

        Total capitalization................................  $  23,939   $  23,939    $
                                                              =========   =========    =========

    The number of shares of common stock to be outstanding after this offering assumes no exercise of the underwriters' over-allotment option. The number of shares to be outstanding after this offering is based on the number of shares outstanding as of December 31, 2000, and excludes:

    - 329,600 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2000, at a weighted average exercise price of $0.44 per share. In January 2001, we granted options to purchase 495,507 shares of common stock at a weighted average exercise price of $0.95 per share. Subsequent to January 31, 2001, we granted options to purchase 38,000 shares of common stock at an exercise price of $1.00 per share;

    - 28,000 shares of common stock reserved for issuance to our academic licensors upon the achievement of milestones;

    - 1,345,600 shares of common stock available for grant as of December 31, 2000 under our 1999 equity incentive plan, plus annual increases following the completion of this offering;

    - shares of common stock that will be available for future grant under our 2001 non-employee directors' stock option plan upon completion of this offering; and

    - shares of common stock that will be available for future grant under our 2001 employee stock purchase plan upon completion of this offering, plus annual increases.

    Of the total shares outstanding as of December 31, 2000, 1,838,501 shares of common stock are subject to our right of repurchase under our 1999 equity incentive plan or separate agreements at a weighted average repurchase price of $0.08 per share. Please read the above information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes beginning on page F-1 of this prospectus.

                                    DILUTION

    Our pro forma net tangible book value as of December 31, 2000, was approximately $15.1 million, or approximately $0.87 per share, after giving effect to the automatic conversion of all outstanding shares of preferred stock (including 869,328 shares of Series D preferred stock issuable as of
December 31, 2000) into an aggregate of 13,122,812 shares of common stock, which will occur upon the completion of the offering. After giving effect to the sale of the common stock in this offering at an assumed initial public offering price
of $      per share, after deducting the underwriting discounts and commissions and estimated offering expenses, the adjusted pro forma net tangible book value as of December 31, 2000 would have been $ million, or $ per share.

    Pro forma net tangible book value per share before the offering has been determined by dividing pro forma net tangible book value (total tangible assets less total liabilities) by the pro forma number of shares of common stock outstanding as of December 31, 2000 after giving effect to the conversion of all outstanding and issuable shares of preferred stock. This offering will result in an increase in pro forma net tangible book value per share of $ to existing stockholders and dilution in pro forma net tangible book value per share of $ to new investors who purchase shares in this offering. Dilution per share represents the difference between the amount per share paid by the purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock after completion of this offering. The following table illustrates this dilution:

Assumed initial public offering price per share.............              $
  Pro forma net tangible book value per share as of December
    31, 2000................................................  $
  Increase per share attributable to new investors..........
                                                              --------
Pro forma net tangible book value per share after this
  offering..................................................
Dilution in net tangible book value dilution per share to
  new investors.............................................              $
                                                                          ========

    If the underwriters' over-allotment option is exercised in full, the pro
forma net tangible book value per share after this offering would be $      ,
the increase in net tangible book value per share to existing stockholders would be $ and the dilution in net tangible book value per share to new investors would be $ .

    The following table summarizes, on a pro forma basis as of December 31, 2000, the differences between the total consideration paid and the average price per share paid by the existing stockholders and by the new investors in this offering with respect to the number of shares of common stock purchased from us based on an assumed public offering price of $ per share:

                                         SHARES PURCHASED        TOTAL CONSIDERATION
                                       ---------------------   -----------------------   AVERAGE PRICE
                                         NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                                       ----------   --------   ------------   --------   -------------
Existing stockholders................  17,384,557         %    $33,887,396          %        $1.95
New investors........................
                                       ----------    -----     -----------     -----
  Total..............................                100.0%    $               100.0%
                                       ==========    =====     ===========     =====

    These tables assume no exercise of stock options outstanding as of December 31, 2000 and include 1,838,501 shares subject to repurchase by us under our 1999 equity incentive plan or separate agreements as of December 31, 2000 at a weighted average repurchase price of $0.08 per share.

    As of December 31, 2000, there were options outstanding to purchase a total of 329,600 shares of common stock at a weighted average exercise price of $0.44 per share and 1,345,600 shares of common stock were reserved for grant under our 1999 equity incentive plan subject to annual increases following the completion of this offering. Also in February 2001, our board of directors adopted our 2001 employee stock purchase plan and our 2001 non-employee directors' stock option
plan, under which an aggregate of       additional shares were reserved for
issuance subject to annual increases in the case of the employee stock purchase plan. To the extent that any of these options are exercised or any shares are issued under these plans, there will be further dilution to new investors.

    Assuming the exercise in full of all options outstanding and exercisable as of December 31, 2000, the average price per share paid by our existing stockholders would not be measurably reduced. After this offering, and assuming the exercise in full of all options outstanding and exercisable as of
December 31, 2000, the pro forma net tangible book value as adjusted would be
$      per share, representing an immediate increase in net tangible book value
of $      per share to existing stockholders and an immediate dilution in net
tangible book value of $      per share to new investors.

                            SELECTED FINANCIAL DATA

    The selected financial data set forth below with respect to our statements of operations for the years ended December 31, 1999 and 2000 and with respect to our balance sheets as of December 31, 1999 and 2000, are derived from the financial statements that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere herein and are qualified by reference to such financial statements.

    The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto appearing elsewhere in this prospectus.

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         2000
                                                              ----------   ----------
                                                                  (IN THOUSANDS,
                                                              EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Research support under collaborative agreement..............  $      --    $     115
Costs and expenses:
  Research and development..................................        155        6,137
  General and administrative................................      1,172        3,196
  Amortization of deferred stock-based compensation.........         96        2,226
                                                              ---------    ---------
      Total costs and expenses..............................      1,423       11,559
                                                              ---------    ---------
Loss from operations........................................     (1,423)     (11,444)
Interest income (expense), net..............................        (10)         699
                                                              ---------    ---------
Net loss....................................................  $  (1,433)   $ (10,745)
                                                              =========    =========
Historical net loss per share, basic and diluted............  $   (1.04)   $   (5.02)
                                                              =========    =========
Historical weighted average shares outstanding..............      1,376        2,139

Pro forma net loss per share................................               $   (0.89)
                                                                           =========
Pro forma weighted average shares outstanding...............                  12,040

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1999        2000
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and available for sale investments...  $  11,051   $  14,540
Working capital.............................................     10,915      12,345
Total assets................................................     11,141      26,485
Long-term obligations.......................................         --          --
Accumulated deficit.........................................     (1,433)    (12,179)
Total stockholders' equity..................................     10,995      23,939

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ TOGETHER WITH "SELECTED FINANCIAL DATA" AND OUR FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING BUT NOT LIMITED TO THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We were incorporated in September 1998 and commenced operations in April 1999. Since that time, we have devoted substantially all of our resources to designing and assembling an integrated technology platform for discovering new and improved proprietary flavor and fragrance molecules for use in a wide range of consumer products.

    We have incurred significant losses since inception, with an accumulated deficit of $12.2 million as of December 31, 2000 due primarily to ongoing expenditures related to our research programs. We expect to continue to incur a substantial increase in expenditures and operating losses for at least the next several years as we expand our research, discovery and development efforts. This expansion will result in increases in research and development expenses, general and administrative expenses and related capital expenditures. Our results of operations have fluctuated from period to period and likely will continue to fluctuate substantially in the future based upon the timing and composition of funding under our collaborative agreements, the initiation and expansion of research and development programs, the acquisition of technologies, compound libraries and product rights, as well as the progress of our research and development programs. Results of operations for any period may be unrelated to results of operations for any other period. In addition, we believe that our historical results are not a good indicator of our future operating results.

    Our revenue has increased since our inception. This increase was attributable to the addition of a new product discovery and development collaboration with Kraft Foods, which included research funding. Our sources of potential revenue include payments under current and future product collaborations including research funding, payments if we achieve development milestones and product royalties. Research funding is recognized as revenue when the services are rendered. Revenue from milestone payments would be recognized when the milestone is achieved. Royalty revenue would generally be recognized when received. Our product discovery and development collaborators may pay us before we recognize the revenue, and these payments will be recorded on our balance sheet as deferred revenue until earned. As of December 31, 2000, we had deferred revenue of $1.1 million.

RESULTS OF OPERATIONS

    YEARS ENDED DECEMBER 31, 2000 AND 1999

    REVENUE. Our revenue increased to $114,583 for the year ended December 31, 2000. We earned no revenue in 1999. The increase in revenue in 2000 was attributable to our entering into a new product discovery and development collaboration with Kraft Foods. Research support under the Kraft Foods collaboration accounted for 100% of total revenue for 2000.

    RESEARCH AND DEVELOPMENT. Research and development costs and expenses consist primarily of salaries and other personnel related expenses, expenses related to technology acquisitions and development, scientific supplies and other research costs. Our research and development costs and expenses increased to $6.1 million for the year ended December 31,

2000 from $154,620 for the year ended December 31, 1999. During 2000, our research efforts were primarily focused on research associated with our product discovery and development collaboration agreement with Kraft Foods and continued work on internal development of our technology platform, whereas in 1999, we had just begun scientific operations. We expect that our research and development expenses will increase substantially to support our existing and any future product discovery and development collaborations, internal molecule discovery and development and technology development.

    GENERAL AND ADMINISTRATIVE. General and administrative costs and expenses consist primarily of salaries and other personnel related expenses, legal, financial and other administrative expenses. Our general and administrative costs and expenses increased to $3.2 million for the year ended December 31, 2000 from $1.2 million for the year ended December 31, 1999. These increases were primarily attributable to increased staff in business development, finance and administration and related expenses. We expect that our general and administrative expenses will increase to support our growth and requirements as a public company.

    AMORTIZATION OF DEFERRED STOCK-BASED COMPENSATION. In connection with the grant of stock options and the sale of restricted common stock to employees, founders and directors, we recorded deferred stock-based compensation of $173,294 and $3.8 million for the years ended December 31, 1999 and 2000, respectively. We recorded these amounts as a component of stockholders' equity and will amortize these amounts as a charge to operations over the vesting period of the stock and options using the graded vesting method. We recorded amortization of this deferred stock-based compensation of $16,098 and $1.5 million for the years ended December 31, 1999 and 2000, respectively. We recorded an additional $79,429 and $728,854 of expense related to restricted common stock sold to consultants for the years ended December 31, 1999 and 2000, respectively, which was expensed as our rights to repurchase the common stock lapsed.

    For employees, founders and directors, deferred stock-based compensation represents the difference between the exercise price of the option or the purchase price of the stock and the deemed fair value of our common stock on the date of grant in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. For consultants, deferred stock-based compensation is recorded at the fair value for the options granted or stock sold in accordance with Statement of Financial Accounting Standards No. 123 and Emerging Issues Task Force No. 96-18. We recognize stock-based compensation expense over the vesting period for employees, founders and directors, using an accelerated amortization methodology in accordance with Financial Accounting Standards Board interpretation No. 28.

    INTEREST INCOME (EXPENSE), NET. Interest income increased to $698,662 for the year ended December 31, 2000 from $34,713 for the year ended December 31, 1999. This increase is primarily attributable to interest income on higher cash balances resulting from the sale of preferred stock in 1999 and 2000. Interest expense decreased to zero in 2000 from $45,481 in 1999. Interest expense was paid on convertible notes in 1999.

INCOME TAXES

    We incurred net operating losses for the years ended December 31, 2000 and 1999 and, accordingly, we did not pay any federal or state income taxes. As of December 31, 2000, we had federal net operating loss carryforwards of approximately $9.9 million, which begin to expire in 2019. As of December 31, 2000, the net operating loss carryforwards for state tax purposes were approximately $9.8 million, which begin to expire in 2007. Our utilization of the net operating losses may be subject to substantial annual limitations pursuant to Section 382 of the Internal Revenue Code, and similar state provisions, as a result of changes in our ownership structure.

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The annual limitations may result in the expiration of net operating losses and credits prior to utilization. We believe such a change may have occurred in 2000, but the limitation will not have a significant impact on our ability to utilize the loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our business primarily through private placements of preferred stock, research support under our product discovery and development collaboration with Kraft Foods and interest income. As of December 31, 2000 we have received $27.1 million in net proceeds from the sales of preferred stock, including $4.8 million from our technology collaborators. In addition, we received $1.2 million in advance payments from our collaborative agreement with Kraft Foods and $698,662 in interest income. As of December 31, 2000, we had cash, cash equivalents and short-term investments of approximately $14.5 million. Our funds are currently invested in operating accounts, commercial paper and money market funds.

    Our operating activities used cash of $6.0 million in the year ended December 31, 2000 and $1.1 million in the year ended December 31, 1999. Our use of cash for both periods primarily resulted from our losses from operations and the changes in our working capital accounts. Our investing activities used cash of $12.8 million in the year ended December 31, 2000. Our investing activities consisted primarily of purchases of property and equipment, purchases of investment securities and a license fee payment to a technology collaborator. Our financing activities provided cash of $14.9 million in 2000 and $12.2 million in 1999. Our financing activities consisted primarily of the sale of preferred stock to both private investors and technology collaborators.

    We expect that the proceeds from this offering, combined with our current cash and cash equivalents, short-term investments and funding from our existing research and development collaboration and potential grants will be sufficient to fund our operations for at least the next two years. We intend to expend substantial funds in the future for research and development, capital expenditures and the manufacturing, marketing and sale of molecules we may discover and the products in which they may be incorporated, either alone or together with our product discovery and development collaborators. We cannot accurately predict the timing and amount of these expenses, which depend on several factors, including:

    - the progress of our molecule discovery and development efforts, and the magnitude of those efforts;

    - our ability to establish product discovery and development collaborations and maintain our current collaboration; and

    -  competing technological and market developments.

    Therefore, it is possible that we may seek additional financing within this timeframe. If we require additional capital to fund our operations and such financing is not available, we may need to cease operations. Alternatively, we may need to enter into financing arrangements, which could dilute some stockholders' ownership interests and adversely affect their rights.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We invest our excess cash in investment grade, interest bearing securities. The primary objective of our investment activities is to preserve principal while at the same time improving yields without significantly increasing risk. To achieve this objective, we invest in highly liquid and high-quality debt instruments of financial institutions and corporations and U.S. government securities with maturities of less than two years. If a 10% change in interest rates were to have occurred on December 31, 2000, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

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
                                    BUSINESS

OVERVIEW

    We seek to be the leader in discovering new and improved proprietary flavor and fragrance molecules for use in a wide range of consumer products. Our integrated technology platform combines an enhanced understanding of the biology of taste and smell with many of the same technologies and advancements that pharmaceutical companies have recently begun using to more efficiently discover new medicines. Flavor and fragrance molecules are used in a wide variety of consumer products, including processed foods, beverages, perfumes and personal and home care products. We believe our technologies will offer several benefits over traditional molecule discovery approaches, including an industrialized, high-throughput process, enhanced molecule optimization capabilities and the ability to discover molecules that we may protect with intellectual property.

    We intend to enter into product discovery and development collaborations with leading consumer products companies in multiple segments of diverse product markets. We have entered into our first product discovery and development collaboration with Kraft Foods, Inc., the largest branded food company in the U.S. We have also entered into technology collaborations with Aurora Biosciences Corporation and Incyte Genomics, Inc. to enhance our technology platform and gain access to additional intellectual property. In addition, we have licensed technology or intellectual property rights from the following leading academic institutions: the University of California, The Johns Hopkins University, Rockefeller University and Harvard University.

INDUSTRY BACKGROUND

    THE BIOLOGY OF TASTE AND SMELL

    The sensations of taste and smell in humans occur when molecules in foods or in the air trigger signals in the mouth or nose that are sent to the brain, where a specific taste or smell sensation is registered. These molecules, which are referred to as tastants and odorants, come in thousands of different shapes and sizes and can be naturally occurring or synthetically-created. A signal is sent to the brain when tastants or odorants contact receptors, which are proteins located on the surface of specialized cells in the mouth or nose. Each receptor interacts with a tastant or odorant molecule. Some receptors function by physically binding to a tastant in a process analogous to the way a key (the tastant) fits into a lock (the receptor). Upon binding, the receptor is either activated or blocked and a signal is sent to the brain, creating or preventing a taste sensation. Other receptors, called channels, function by acting as pores that allow ions in foods, such as sodium ions in salt, to flow directly into a taste cell. This flow of ions into the cell will also trigger a signal to the brain. The brain recognizes tastes by determining which of the numerous receptors in the mouth have been contacted by a given tastant molecule. Odorant molecules interact with their receptors in the nose in much the same way.

    Taste and smell receptors and their functions have been studied in a variety of species, including goldfish, fruit flies and rodents. Most of the information about human taste and smell receptors, however, has only recently become available to scientists. Many scientists now believe that the five senses of taste--sweet, bitter, salty, sour and umami, or savory--and the sense of smell are each mediated by distinct families of receptors. The identification and characterization of the human receptor families that mediate taste and smell have been made only recently through advancements in the understanding of the human genome and the biology of taste and smell. These advancements have enabled the identification of many of the genes that encode, or program, the receptors for the senses of taste and smell. Many scientists believe

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the olfactory receptor genes, or those related to smell, are one of the largest gene families in humans, comprised of approximately 1,000 separate genes. However, we believe that only approximately 350 of these olfactory receptor genes are functional and, therefore, relevant to smell in humans. Currently, we believe that the largest known family of taste receptors is a group of 24 receptors which recognize bitter tastants. We also believe that a smaller number of genes mediate sweet, salty, sour and umami tastes.

    THE FLAVOR AND FRAGRANCE MARKET

    Molecules that enhance the senses of taste and smell are used in a wide variety of products consumed each day throughout the world, including foods, beverages, perfumes and personal and home care products. The flavor and fragrance, or F&F, industry typically formulates these molecules for consumer products companies to incorporate into products that they manufacture and market. In 1999, consumer products that incorporated flavors and fragrances generated estimated sales of $900 billion in the U.S. alone.

    Consumer products companies use flavor and fragrance molecules in multiple market categories to achieve a variety of objectives, such as improving the taste or smell of a product or helping to differentiate a product from competing products. For example, consumer products companies use flavor molecules in products such as processed foods and beverages, and use fragrance molecules in perfumes and personal and home care products. Within each of these larger market categories, multiple product segments exist that use molecules to affect taste and smell. For example, the beverage category includes many separate product segments, such as soft drinks, alcoholic beverages, dry powdered beverages and condensed juices.

    Consumer products companies focus on improvements in the taste and smell of their products, however incremental, because the markets in which they participate are often large and fiercely competitive, with small market share gains potentially translating into significant additional sales dollars. For example, in 1999, the soft drink segment represented a market of more than $103 billion in the U.S. alone. Improvements in the taste of a soft drink that contribute to an increase of 1/20th of a percentage point in U.S. market share could result in additional product sales of more than $50 million. Therefore, consumer products companies are often highly motivated to try to improve the taste or smell of their products.

    In 1999, the F&F industry generated over $11 billion in worldwide sales to consumer products companies. Consolidation in the F&F industry has resulted in the current four largest F&F companies accounting for approximately half of the annual worldwide sales of flavor and fragrance ingredients in 1999. Relationships between the F&F industry and consumer products companies are supplier-type in nature, with consumer products companies typically contracting with F&F companies to provide desired flavors and fragrances for specified products. Flavor and fragrance molecules are typically sold in high unit volumes and at relatively low profit margins. A F&F company will often supply formulations created from the same subset of molecules to numerous consumer products companies.

    LIMITATIONS OF TRADITIONAL APPROACHES TO DISCOVERING NEW MOLECULES

    F&F companies typically discover new molecules through inefficient, labor-intensive, trial and error processes that have evolved relatively little over the past few decades. Limitations to the traditional discovery process and the molecules that are discovered through these traditional approaches include the following:

    - INEFFICIENT PROCESS FOR EVALUATION OF NEW MOLECULES. Traditional flavor and fragrance molecule discovery programs often use relatively slow and low-throughput discovery methods. Because F&F companies have no other way to predict a molecule's potential

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
       effectiveness, they must rely on human testing. First, trained evaluators will generally test every molecule that a F&F company identifies or creates to initially assess each molecule's potential effectiveness. Then, the small fraction of promising molecules passing this initial screen is evaluated by a sensory panel of professional consumer testers. Both the trained evaluators and the sensory panels face significant limitations as a result of their subjective nature and inability to accurately assess more than a few dozen molecules at a time due to the sensory fatigue that often results from repeated tasting or smelling. As a result, in the course of a year, a typical F&F company may only assess 1,000 to 2,000 molecules.

    - LIMITED OPTIMIZATION CAPABILITIES. Optimizing, or refining a flavor or fragrance molecule to be more potent, remove an undesirable taste or smell or achieve a better safety profile, may be necessary to create a commercially-viable product. Currently, F&F companies seek to optimize a molecule of interest by first creating a number of closely-related variants. These molecules are then evaluated through the sensory panel process. Because of the relatively limited number of molecules that the F&F companies' sensory panels can practically evaluate, F&F companies often have difficulty optimizing molecules.

    - MINIMAL ANTAGONIST DEVELOPMENT. Traditional flavor and fragrance molecule discovery programs focus on the identification of molecules that elicit specified tastes or smells, known as agonists. It is far more difficult for F&F companies to identify molecules that block undesirable tastes or odors, known as antagonists. As a result, we believe the universe of potentially useful antagonists for a wide range of consumer products applications has remained largely unexplored.

    - LACK OF PROPRIETARY NATURE OF FLAVOR AND FRAGRANCE MOLECULES. Many of the individual molecules that the F&F industry currently markets are either natural molecules which are difficult to patent, or synthetic molecules which are publicly available, are not patented or their patents have expired. Consequently, F&F companies are able to copy many flavors and fragrances marketed by their competitors.

OUR SOLUTION

    We are designing and assembling proprietary technologies to overcome many of the limitations of traditional discovery programs for new flavor and fragrance molecules. We are designing our integrated technology platform to combine an enhanced understanding of the biology of taste and smell with many of the same technologies and advancements that pharmaceutical companies have recently begun to use to more efficiently discover new medicines. Our team of world-class scientists and industry experts is seeking to acquire and incorporate recent advancements in receptor biology, combinatorial chemistry, high-throughput screening and bioinformatics to develop an integrated technology platform that enables the discovery of new and improved flavor and fragrance molecules.

    Through the efforts of our scientific team, technology collaborators and licensors, we have identified approximately 375 human receptor genes which we believe are related to taste and smell, principally from information that has only recently become available from public genome databases. We believe that this set of genes represents the major portion of all functional taste and smell receptor genes. We have filed or in-licensed provisional or utility patents or patent applications, or in-licensed patents describing approximately 275 of these receptor genes. We believe that most of the other approximately 100 identified receptor genes are primarily receptors involved in smell which have already been identified and are publicly available.

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
    Currently, we are incorporating human taste and smell receptor genes into proprietary assays, which are tests to measure interactions between the receptors and libraries of potential tastant or odorant molecules. First, we will use these assays to identify one or more receptors that are activated by a given tastant or odorant. Once we identify the receptor or receptors for a particular tastant or odorant, our platform is designed to permit us to screen hundreds to thousands of molecules each day to identify molecules which have the desired sensory and physical properties. Examples of potential product molecules include blockers of bitter tastes or unpleasant odors, enhancers of salty or umami tastes, or mimics of desirable fragrances.

    We believe that our approach will offer several key benefits over traditional approaches to discovering new flavor and fragrance molecules, including:

    - INDUSTRIALIZED, HIGH-THROUGHPUT PROCESS. We are designing and assembling our integrated technology platform to enable a faster, more predictable molecule discovery process than is currently available using traditional discovery methods. Once fully established, we expect our process to allow for hundreds to thousands of molecules of widely varying structures to be screened each day for desirable properties in a quantifiable, industrialized approach.

    - ENHANCED MOLECULE OPTIMIZATION CAPABILITIES. We are designing and assembling our integrated technology platform to enhance the optimization process. We believe our platform will enable us to optimize a molecule of interest by screening hundreds to thousands of closely-related structures. At the same time, we expect to be able to isolate and refine molecules for their physical properties, such as resistance to heat. We believe our ability to optimize flavor and fragrance molecules may also favorably impact the likelihood of regulatory approval of our products. For example, we intend to use the optimization process to find molecules of increasing potency which, in turn, may allow smaller amounts to be incorporated into consumer products and still be effective. The levels at which a molecule will be used in a food or fragrance is one of the criteria that regulatory review panels use to assess the safety and use of a new molecule.

    - EFFECTIVE AND EFFICIENT SCREENING FOR ANTAGONISTS. Our high-throughput process should allow us to effectively and efficiently screen for both agonists and antagonists. As a result, our integrated technology platform could greatly expand the known universe of potential antagonist molecules, such as blockers of bitter tastes or unpleasant odors.

    - INTELLECTUAL PROPERTY-PROTECTED MOLECULES. We expect to discover unique synthetic molecules and new uses for existing natural molecules. We will seek patent protection on these molecules and the way in which they interact with taste and olfactory receptors. This will enable our product discovery and development collaborators to better differentiate their products.

OUR STRATEGY

    Our goal is to be the leader in discovering proprietary flavor and fragrance molecules for use in the consumer products market as well as in other potential applications. The key elements of our strategy are to:

    - ESTABLISH PRODUCT DISCOVERY AND DEVELOPMENT COLLABORATIONS WITH CONSUMER PRODUCTS COMPANIES. Multiple opportunities exist to collaborate with leaders in consumer products markets. For example, a potential application of our technologies in the food industry includes the enhancing of salty or umami tastes across many different product categories, such as salty snacks or frozen foods. We will seek to collaborate with the leading companies in multiple segments of various markets and supply them with new

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       molecules for exclusive use within narrowly defined fields in exchange for research funding, milestone payments and royalties on future sales of products incorporating these molecules. For example, in December 2000, we entered into such a product discovery and development collaboration with Kraft Foods.

    - ENHANCE AND PROTECT OUR TECHNOLOGY POSITION. Once fully established, we believe our integrated technology platform will represent a significant technological advancement in the discovery and development of proprietary molecules compared to traditional F&F companies. In order to strengthen our technology position, we will continue to invest in our platform, including continuing to search for new receptors, acquiring rights to receptors that may be discovered by others and expanding our chemistry and biology capabilities. We are seeking to protect our integrated technology platform with a substantial portfolio of intellectual property rights and trade secrets, and we intend to continue to acquire, develop and enforce intellectual property rights that relate to relevant advancements.

    - BROADEN COMMERCIAL APPLICATIONS OF OUR TECHNOLOGIES. We plan to discover a wide variety of molecules for multiple markets and industries. We are targeting our molecule discovery efforts toward a number of multi-billion dollar markets in the consumer products industry, including processed foods, beverages, perfumes and personal and home care products. We believe our efforts in one industry or market segment may have applications in others. For example, if we develop a bitter blocker to improve the taste of coffee products, we expect that our discovery technologies will allow us to more efficiently create another bitter blocker to improve the taste of soy-based products.

    - CONTINUE TO PURSUE TECHNOLOGY COLLABORATIONS. We will continue to pursue collaborations with technology leaders in order to access industry-specific expertise and technologies and to more efficiently discover proprietary molecules. For example, in November 2000, we entered into a technology collaboration with Aurora to access Aurora's screening technologies and services. By combining our technologies with Aurora's enhanced screening capabilities, we believe that we will be able to perform molecule discovery more rapidly and effectively. In
       December 2000, we entered into a technology collaboration with Incyte in order to enhance our proprietary position with respect to additional receptors that play a role in taste and smell. As part of the collaboration, Incyte has provided us with access to its databases to assist us in identifying additional receptor genes relevant to the F&F industry. In addition, our collaboration with Incyte may enable us to obtain exclusive rights to genes we identify to be involved in taste and smell.

    - INDEPENDENTLY DISCOVER, DEVELOP AND COMMERCIALIZE FLAVOR AND FRAGRANCE PRODUCTS. In addition to discovering proprietary molecules for others through product discovery and development collaborations, we may seek to independently discover, develop and commercialize molecules ourselves. We will determine which product candidates to independently pursue based on various criteria, including the investment required, estimated time to market, regulatory hurdles, infrastructure requirements and industry-specific expertise necessary for successful commercialization.

OUR TECHNOLOGY APPROACH

    We are designing and assembling a technology platform that integrates each of the steps in the discovery of new and improved molecules for taste and smell. We are using many of the technologies and approaches that have been developed for and adopted by the pharmaceutical

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
industry in recent years to more efficiently discover new medicines. We believe that our approach will enable us to become the leader in discovering proprietary flavor and fragrance molecules for use in the consumer products market. Our integrated technology platform is being designed to address each of the stages of our flavor and fragrance molecule discovery process. These stages are outlined below:

    [Description of Diagram: A diagram depicts Senomyx's flavor and fragrance molecule discovery process with five boxes. The first box on the far left contains the words "Receptor Gene Identification and Isolation." An arrow leads directly to the right from the first box to the second box containing the words "Development of Screening Assays." An arrow leads directly to the right from the second box to the third box containing the words "High-Throughput Screening." Another arrow leads directly to the third box from the fourth box on the right containing the words "Synthesis of Chemical Libraries." Beneath the third box that contains the words "High-Throughput Screening" is an arrow leading down to the final box in the diagram, which contains the words "Sensory Testing in Product Prototypes." An arrow leads from this final box to the words "Flavor and Fragrance Molecules."]

    RECEPTOR GENE IDENTIFICATION AND ISOLATION

    The first step in our process for the discovery of new molecules for taste and smell is to identify and isolate the appropriate receptor genes. We will then use these receptor genes to develop screening assays.

    FINDING GENES ENCODING HUMAN OLFACTORY RECEPTORS. The acute sense of smell is mediated by olfactory receptors, a large and diverse family of G protein-coupled receptors, or GPCRs. A GPCR is a cell surface protein that activates G proteins, which transmit signals inside cells. Olfactory GPCRs are located on the surface of specialized cells in the upper part of the nose. We have identified a set of approximately 350 functional olfactory receptor genes through our own bioinformatics analysis of uncharacterized information recently made available from the High-Throughput Genomic Sequences division of GenBank. Of the estimated 350 functional olfactory receptor genes, we identified approximately 250 previously uncharacterized functional olfactory receptor genes and the other approximately 100 genes were already identified and publicly available. We believe we have now successfully completed the identification and isolation of almost all of the functional human olfactory receptor genes. For the approximately 250 previously uncharacterized genes that we have identified, we have filed provisional or utility patent applications describing the gene sequences and their use to discover molecules that

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
modulate smell. We have in-licensed additional patents and patent applications describing human olfactory receptor genes from Incyte.

    FINDING GENES ENCODING HUMAN TASTE G PROTEIN-COUPLED RECEPTORS AND
CHANNELS. Our sense of taste provides five distinct sensations: sweet, bitter, salty, sour and umami. Receptors and channels that are located on the surface of cells within taste buds distributed over the tongue mediate these five tastes. Scientists generally believe that G protein-coupled receptors mediate sweet, bitter and umami tastes. Taste GPCRs are proteins on the surface of taste cells that recognize certain tastant molecules. GPCRs trigger a biochemical signal leading to the transmission of a nerve signal to the brain. Scientists generally believe that channel proteins mediate sour and salty tastes.

    - SWEET RECEPTORS. The first mammalian taste receptors identified were a family of proteins, called T1Rs, that we believe recognize sweet molecules. The laboratories of Professor Charles Zuker and his collaborator, Dr. Nicholas Ryba, discovered the first two members of this receptor family, T1R1 and T1R2, from studies involving rodents.
       Dr. Zuker is one of our founders and currently serves as a member of our scientific advisory board. Based on Dr. Zuker's work, our scientists isolated the human forms of T1R1 and T1R2 and, using a bioinformatics analysis of the uncharacterized sequences from the High-Throughput Genomic Sequences division of GenBank, identified a third receptor, T1R3. We have obtained from the University of California exclusive rights to the patent applications that describe sequences of the T1R family of receptors and their use to discover molecules that modulate taste and have filed our own provisional patent applications that describe the sequences and use of the human T1R receptors.

    - BITTER RECEPTORS. After identifying the T1R receptors, Dr. Zuker and his collaborator identified a second family of taste receptors, the T2R receptors, which are believed to recognize bitter molecules. Dr. Zuker and his collaborator identified these taste receptors by conducting a bioinformatics search of a region of the human genome that had been linked to a deficiency in tasting 6-n-propylthiouracil, or PROP, a molecule some people find to be particularly bitter. Using a set of bioinformatics tools, Dr. Zuker and his collaborator are believed to have identified the first human receptor gene of this family, called T2R1. Further bioinformatics analysis of the human genome database by Dr. Zuker and his collaborator identified another 19 functional human receptor genes encoding proteins predicted to be structurally and functionally related to T2R1. Genetic mapping data linking certain T2R genes in mice and humans with defects in the ability to taste bitter molecules suggested the link between the T2Rs to bitter taste. Researchers provided additional evidence by demonstrating that a particular mouse receptor, T2R5, recognizes cycloheximide, a bitter molecule. Recently, we identified a new set of four functional human T2R receptor genes, bringing the total number of functional human T2R receptor genes to 24. We have isolated all 24 genes encoding functional human T2R receptors. We have obtained exclusive rights to patent applications that describe the T2R receptors from the University of California and have filed our own provisional patent applications describing the T2R receptors that our scientists identified.

    - UMAMI RECEPTORS. Umami is the savory taste that is often associated with monosodium glutamate, known as MSG, a molecule found naturally in soy beans and red meat. The human receptor responsible for umami taste has not yet been identified. Recent findings in rodents by researchers at the University of Miami School of Medicine have suggested that umami is mediated by a unique taste receptor related to a GPCR called mGluR4. Biochemical experiments have demonstrated that MSG activates an mGluR4 variant, which is currently regarded as the best candidate for the umami receptor.

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
    - SALT AND SOUR CHANNEL PROTEINS. In contrast to the GPCRs for sweet, bitter and umami tastes, scientists generally believe that a family of proteins called channels mediate salty and sour tastes. We believe that a member of the epithelial sodium channel family, or ENaC, may mediate salty tastes. The channel for sour tastes is less well characterized and is believed to be mediated by one of several acid sensing ion channels, or ASICs. We have isolated the gene sequences encoding the three subunits that make up one of the human ENaCs and are using these gene sequences to develop a system to identify salt enhancers and blockers. By expressing the ENaC's three subunits in cultured cells we have detected sodium channel activity. We have exclusively licensed rights to a patent on a variant of an ENaC subunit from The Johns Hopkins University.

    DEVELOPMENT OF SCREENING ASSAYS FOR TASTE AND OLFACTORY RECEPTORS

    Once we have identified and isolated the genes encoding taste and olfactory receptors, we will develop assay systems that make it possible to find molecules that activate or block specific receptors. Assays are biological tests that determine whether or not a molecule interacts with a particular receptor or channel. Scientists believe that sweet and bitter tastants, MSG and odorants act by physically binding to their receptors. This direct interaction between the receptor and tastant or odorant initiates a cascade of biochemical processes. In contrast, salty and sour taste channels are believed to act by directly allowing ions to flow into or out of the taste cells. Knowledge of how each receptor family functions will help us to develop screening assays.

    We are developing several different methods by which receptors and channels can be assayed. Each method uses a gene segment for the receptor or channel to produce a protein for testing against chemical libraries. We are in the process of developing a number of assay formats. One format uses whole cells expressing a single taste or olfactory GPCR where contact of a tastant or olfactant with its receptor triggers a cellular response, such as an increase in intracellular calcium levels. A related assay format measures channel activity of cells. A third format uses isolated membranes containing a single kind of GPCR. In this format, we expect to detect the interaction of a molecule using a radioactively- or fluorescently-labeled tastant or olfactant. Regardless of the system employed, the assays are designed to detect when a particular receptor recognizes a given tastant or olfactant molecule and allows for the discovery of molecules that activate or block particular receptors. We plan to find mimics of particular tastants and olfactants by first determining which receptors they activate. We will then incorporate the particular receptors into one of our assay formats. We believe that molecules that specifically activate these receptors could be effective mimics. Conversely, we believe that molecules that prevent the activation of these specific receptors could be effective blockers.

    We expect our technology collaboration with Aurora to accelerate the development of these assays and provide us with additional proprietary assay technologies. For example, Aurora has licensed to us the right to use a specific human G protein, G(alpha)16. This G protein can be used in assays to generate a fluorescent readout and has been shown to be useful in analyzing a variety of GPCRs. In addition, Aurora has licensed to us the right to use its voltage sensitive ion probe technology, which allows for the sensitive detection of ion flow in and out of the cell and could be useful in the discovery of molecules that enhance salty tastes.

    SYNTHESIS OF CHEMICAL LIBRARIES

    We are developing libraries of molecules to screen in assays to find molecules with specific properties. We are focusing on the discovery of molecules that activate, modulate or block a particular taste or olfactory receptor. In some cases, these molecules may exist in nature, but their use as a specific taste or olfactory modulator has yet to be discovered. In other cases, a receptor activator or blocker with the desired properties may only be found in synthetic chemical

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
libraries. In both cases, we plan to assemble a collection of chemical libraries and screen these libraries in receptor-based high-throughput assays.

    We are synthesizing, or creating, new molecules using plastic plates containing multiple wells. Miniaturized synthesis of individual molecules occurs in each well. In a typical synthesis, three or four reactive components are mixed together in a well. Using this format, our goal is to synthesize hundreds to thousands of molecules in a single week. We seek to accomplish the entire synthesis using bar-coded multiwell plates and plan to store the final products in assay-ready plates to facilitate screening and to accurately track information. In addition to making synthetic libraries, we are acquiring collections of molecules that occur in nature. Once we have identified a receptor for a known tastant or odorant, we can use these libraries to search for a natural molecule that mimics or blocks the tastant or odorant of interest.

    We will also evaluate various physical chemical properties of our proprietary molecules, such as volatility, solubility and resistance to heat, under several different conditions. These physical properties may be valuable in the formulation of our molecules in consumer products. We believe that by using high-throughput approaches, we will be able to optimize taste and smell characteristics and physical properties concurrently.

    HIGH-THROUGHPUT SCREENING OF CHEMICAL LIBRARIES

    Once we synthesize a library of molecules, the next step in our discovery process will be to test each of the molecules for its effect on a receptor of interest through a process known as screening. We will perform screening by adding each of the synthesized molecules to a high-throughput assay system for a receptor of interest. We plan to use high-throughput screening, or HTS, technologies to enable us to test hundreds to thousands of molecules each day. This rapid testing will use robotic systems that add the molecules at a single concentration to plates containing the receptor assay system and then transfer the plates to highly sensitive detection equipment that read and record the results. Robotic systems should allow us to increase the throughput of molecules to be examined and are more accurate than assays performed by hand.

    Our scientists will tabulate and review the results of our HTS efforts. Through our initial data analysis, we seek to identify molecules in the library that activate or block the receptors. Once we have identified a set of active molecules, we will then test these molecules in the screening assay at a range of concentrations. We will use the results from these assays to rank the molecules according to their potency. The more potent a molecule is in an assay, the less of that molecule should be needed in the final consumer product. Reducing the levels of a molecule needed in a consumer product to achieve the desired effect should increase the safety of the product. By synthesizing and testing hundreds to thousands of individual molecules in a rapid fashion, we may be able to obtain highly potent molecules. We will also have the ability to optimize our molecules of interest. Once we have discovered a molecule with promising characteristics, our scientists will use this information to create and screen molecules of similar chemical types to try to identify an optimal molecule with the desired characteristics. Molecules that have the desired taste or olfactory properties and desired physical properties may only represent a small fraction of the total number of molecules in a library. These molecules would be extremely difficult to find without the use of our isolated receptors and receptor-based assay systems.

    Underpinning our integrated technology platform is an informatics database that we are designing to enable us to store and track the enormous amount of information that will be generated during the course of our projects. This informatics system will monitor and track the entire synthesis process. In addition, the informatics system will link the chemical library to other information such as physical properties on the molecules, the results from receptor-based assays and sensory information on these and related molecules.

    SENSORY TESTING IN PRODUCT PROTOTYPES

    After discovering molecules recognized by a specific receptor or receptors, and optimizing these molecules, they will then be tested in perceptual tests by trained evaluators and human sensory panels to confirm that the molecules possess the desired taste and olfactory characteristics. Initially, we will test the molecules in pure form in substances such as water. Molecules that pass these initial tests will then be analyzed in product prototypes that more closely resemble the final consumer product, such as in flavored carbonated solutions. From these tests, the molecules having the optimal sensory and physical properties will be chosen for incorporation into the final product. We expect the sensory panels that test our molecules to be similar to those used by the traditional F&F industry and, therefore, will be able to analyze only a few dozen molecules at a time. However, we believe the set of molecules we provide to our sensory panels will be more likely to be effective than those screened by traditional F&F companies because we will have pre-selected and optimized our molecules using receptor-based assays.

OTHER POTENTIAL APPLICATIONS OF OUR TECHNOLOGIES

    We are beginning to examine how the same receptor gene may be different from one person to another. One's ability to taste or smell certain molecules is genetically determined. For example, because of genetic differences some people taste the PROP molecule as intensely bitter, whereas other people find PROP to be tasteless. Examples of similar genetic differences in the ability to detect certain odorants have also been documented. During the course of our own work on the isolation of human olfactory receptor genes, we have identified differences in the same receptor gene between several people. These differences, called single nucleotide polymorphisms, or SNPs, are encoded in our genes and are predicted in some cases to change or eliminate the function of the encoded receptor. SNPs in receptors may, in part, be responsible for differences in detection and sensitivities to tastants and odorants. For example, scientists have mapped the sensitivity to certain bitter molecules to particular chromosomal regions. We have initiated a more detailed analysis of SNPs in taste and olfactory receptors. Initially, we are looking for receptor genes that encode a functional protein in some people and non-functional protein in others. Next, we will seek to identify which tastant and odorant molecules are recognized by these receptors.

    Low or high sensitivity to a specific flavor or fragrance molecule may impact consumer preferences and therefore purchase patterns. If consumer products companies were able to correlate genomic variations of population groups with sensitivity and preferences, it might be possible to use this information to improve the process for consumer product development and marketing. For example, consumer products companies could use the SNP data and sensory panel tests to estimate the size of the consumer population that would prefer certain product attributes. These companies might then be able to determine the size of the consumer base that would find such product attributes most favorable and, with this information, develop more targeted product marketing strategies.

    In addition, our integrated technology platform may potentially lead to the discovery of molecules with pharmaceutical applications. For example, it may be possible to use molecules to block the bitter taste of children's antibiotics or to use molecules that modulate taste or smell for the treatment or prevention of obesity.

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
GOVERNMENT AND INDUSTRY REGULATION

    Flavor and fragrance molecules sold in the U.S. are subject to regulation by the United States Food and Drug Administration, or FDA, and, in some instances, other government bodies. The regulatory process for these substances may differ depending on the applicable regulatory authority, the amount of the molecule added to the product and the intended use of the molecule in the finished product. Flavor and fragrance molecules sold outside of the U.S. are also subject to a wide variety of regulations.

    FLAVOR MOLECULE REVIEW IN THE U.S.

    Flavor molecules are subject to the Federal Food, Drug and Cosmetic Act of 1938, known as the FD&C Act, and the 1958 Food Additives Amendment. The regulatory route for a given molecule is determined by a variety of factors, including the intended use of the molecule, the amount of the molecule added to a product and the number of product categories in which the molecule will be incorporated. The most common regulatory routes are:

    -  Generally Recognized as Safe, or GRAS; and

    -  Food Additive Petition, or FAP.

    We will pursue whichever path is appropriate for our molecules. Historically, most flavoring molecules have been considered appropriate for GRAS review because they can be declared safe under their conditions of use and are generally used in small quantities and in a limited number of food categories. As a result, we believe that many of the flavor molecules we may discover will be eligible for GRAS review.

    GRAS. Molecules that qualify for GRAS review are generally used in a limited number of food categories and are used in small quantities. A panel of experts, known as a GRAS panel, determines whether a molecule is GRAS. These experts are qualified by scientific training and experience to evaluate the safety of specified molecules and may declare certain molecules as having been adequately shown through scientific procedures to be GRAS under the conditions of their intended use. Under the GRAS process, manufacturers are required to conduct safety studies, determine the potential daily intake of the food molecule and submit a report to the GRAS panel describing the physical, chemical and biological properties of the molecule. The entire GRAS approval process, including the GRAS safety assessment, petition preparation and GRAS panel review, can take up to three years or longer. However, if a molecule has previously been determined to be GRAS, the affirmation process for a new use of that molecule may be considerably faster.

    The two most common types of GRAS panels are:

    - A standing panel of experts established by industry organizations. For example, the Flavor and Extract Manufacturers Association, or FEMA, Expert Panel is available for use by members of FEMA.

    - An ad hoc panel of experts in various scientific disciplines formed by the manufacturer may evaluate a specific molecule for GRAS status. Approval through this process is known as self GRAS determination. The manufacturer will notify the FDA that the molecule has been determined to be GRAS. If GRAS status is challenged by the FDA, the manufacturer must prove to the FDA that the GRAS status is warranted, or proceed through a FAP, as described below.

    FAP. A FAP may be required to be filed with the FDA if a molecule is anticipated to have high intake levels across a large number of food categories, or the molecule is challenged by the FDA following the self GRAS determination. The FAP process requires additional, more elaborate

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
safety assessments, including toxicological testing and intake estimates. We believe the FAP approval process generally takes an average of approximately eight years.

    FLAVOR MOLECULE REVIEW OUTSIDE THE U.S.

    Approval of flavors outside of the U.S. varies widely by country. The Joint Expert Committee on Food Additives, or JECFA, established under the auspices of the World Health Organization and the Food and Agriculture Organization, has established a procedure to carry out safety evaluations which are recognized internationally and are adopted by many developing countries. JECFA is also the safety assessment body for the Codex Alimentarius Commission, referred to as Codex, a United Nations food standards organization. Codex has been named as the body whose standards, codes of practice and guidelines will be used to settle international trade disputes. By obtaining JECFA approval, a manufacturer may include its molecules in the Codex General Standard for Food Additives, and would thereby be in a good position to sell its molecules in Codex member countries. JECFA meets annually, and a petition could be filed as soon as the manufacturer obtains approval in the U.S.

    To gain regulatory approval for flavor molecules in the European Union, a petition similar to the one filed in the U.S. is required. This approval process generally varies from two to ten years, assuming that the substance is already approved in the U.S. and there are no additional requests for safety studies.

    FRAGRANCE MOLECULE REVIEW

    Fragrance molecules in the U.S. are also subject to the FD&C Act. The FDA strongly urges fragrance manufacturers to conduct whatever toxicological or other tests are appropriate to substantiate the safety of the fragrance products. If the safety of a fragrance substance is not adequately substantiated, the product may be required to bear a warning label, may be considered misbranded without a warning label and may be subject to regulatory action.

    With the exception of color additives and a few prohibited ingredients, a fragrance product manufacturer may, on its own responsibility, use essentially any raw material as an ingredient and market the product without prior FDA approval. However, manufacturers of fragrances typically submit their molecules for safety assessment by an expert panel of scientists qualified by training and experience. The Fragrance Manufacturers Association maintains lists of molecules and their safe usage levels. Molecules included on these lists may facilitate recognition of their safety in foreign markets. However, the specific regulations governing the approval of our fragrance molecules may vary depending on the countries in which our fragrance molecules are used.

OUR COLLABORATIONS

    PRODUCT DISCOVERY AND DEVELOPMENT COLLABORATIONS

    Our strategy includes pursuing collaborations with leaders in our target consumer products markets. These collaborations are intended to provide us with funding and resources to facilitate the discovery of flavor and fragrance molecules that our collaborators will later incorporate into their commercial products. We expect that key components of the commercial terms of these arrangements will typically include some combination of the following types of fees: exclusivity fees, research support payments, milestone payments and royalties or profit sharing from the commercialization of any products. In some instances, we believe these collaborations will allow us to benefit from our collaborators' well-established brand recognition, global market presence, established sales and distribution channels and other industry-specific expertise which may

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
generate additional royalties for us. To date, we have entered into one product discovery and development collaboration.

    - KRAFT FOODS, INC. In December 2000, we entered into a collaboration agreement with Kraft Foods, the largest branded food company in the U.S., for the discovery and development of new ingredients that improve and enhance taste. Ingredients that may be identified in the collaboration may be used in specified Kraft Foods products. We will work exclusively with Kraft Foods in a specifically defined field to discover ingredients for these products and will retain rights to ingredients that we discover for our use or for use with Kraft Foods or other collaborators outside of the field. Under the terms of the collaboration, Kraft Foods has agreed to pay research funding of approximately $1.4 million per year for three years. Kraft Foods may terminate the agreement early, subject to its payment of additional research funding. In addition, we may receive other payments if certain product discovery and development milestones are met, as well as royalties on net sales of specified products.

    TECHNOLOGY COLLABORATIONS

    We will also pursue collaborations with technology leaders in order to access industry-specific expertise and technologies and to more efficiently discover proprietary molecules. To date, we have entered into two principal technology collaborations.

    - AURORA BIOSCIENCES CORPORATION. In November 2000, we entered into a technology collaboration with Aurora for the discovery of molecules enhancing taste and smell. Under the collaboration, Aurora will employ its proprietary technologies to develop screening platforms for us. Under the terms of the agreement, we have been granted exclusive rights, subject to rights granted under Aurora's other current and future license agreements, to use Aurora's proprietary screening technologies with our receptor gene targets for the discovery of consumer products enhancing taste and smell. In addition, Aurora granted to us non-exclusive rights to use its proprietary screening technologies with receptor gene targets for the discovery of therapeutic products. This agreement requires us to pay an up-front licensing fee, research funding totaling $7.2 million and milestone payments following the delivery of specified assays for the discovery of flavor and fragrance molecules. Therapeutic products that we may discover using Aurora's proprietary screening technologies are subject to development milestones and royalty payment obligations to Aurora. In addition, in November 2000, Aurora purchased one million shares of our Series C preferred stock for $4.8 million.

    - INCYTE GENOMICS, INC. In December 2000, we entered into a technology collaboration with Incyte for the identification of receptor genes that play a role in taste and smell in order to accelerate our discovery of flavor and fragrance molecules. Under the terms of the collaboration, Incyte has provided us with access to its databases. In addition, for a period of three years, we may be able to obtain exclusive rights to receptor gene sequences related to the flavor and fragrance field that we can identify from Incyte's databases. As part of this agreement, in January 2001, we paid $6.5 million to Incyte. In addition, in January 2001, Incyte purchased 869,328 shares of our Series D preferred stock for $6.5 million.

    LICENSE ARRANGEMENTS

    We have licensed rights from academic institutions, including the following:

    UNIVERSITY OF CALIFORNIA. In March 2000, we entered into a license agreement with the University of California under which we obtained exclusive rights to technologies involved in the

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
biology of taste, including two taste receptor gene families, T1Rs and T2Rs. We are obligated to pay annual license fees and royalties on any products developed under the agreement.

    THE JOHNS HOPKINS UNIVERSITY. In December 1999, we entered into a license agreement with The Johns Hopkins University, as amended in February 2000, under which we obtained exclusive rights to assay technologies and receptor genes related to taste and olfaction. This agreement includes rights to sodium channel technologies and new methods of identifying substances that stimulate or block the perception of salty tastes. In June 2000, we entered into an additional license agreement with The Johns Hopkins University, under which we obtained rights to technologies relating to screening assay developments.

    ROCKEFELLER UNIVERSITY. In June 1999, we entered into an agreement with Rockefeller University, as amended in June and July 2000, under which we obtained exclusive rights to a human pheromone receptor gene candidate, V1RL1.

    HARVARD UNIVERSITY. In December 1999, we entered into an agreement with Harvard University, under which we obtained exclusive rights to technologies relating to gene sequences and corresponding proteins of a family of mammalian vomeronasal receptors that are thought to be involved in the detection of pheromones. We are obligated to pay development milestones and royalties on net sales of any products identified under the license.

COMPETITION

    We seek to be the leader in discovering proprietary flavor and fragrance molecules for use in the consumer products market as well as in other applications. We are not aware of any other companies that have the scope and integration of technologies and processes that we are assembling. There are, however, a number of competitors who possess capabilities in various steps throughout our technology process. Our competition includes commercial and non-commercial entities that engage in receptor-based biology, combinatorial chemistry, high-throughput screening, bioinformatics or other methods of discovery of flavor and fragrance molecules. We expect to face intense competition in the development and formulation of products from industry leaders, technology companies and other commercial enterprises, as well as numerous academic and research institutions and governmental agencies.

    Other companies are pursuing the same and similar technologies as well as the commercialization of products and services relevant to taste and smell. These competitors include the leading creators and manufacturers of flavor and fragrance molecules. These companies provide substances to be used by manufacturers to impart or improve flavor or fragrance in a wide variety of consumer products. We expect to compete with International Flavors & Fragrances Inc., Givaudan SA, Quest International and Firmenich International SA, all of which have established products and substantially greater financial, sales and marketing, manufacturing and development resources than we currently possess. We expect to compete with these and other companies in collaborating with and selling molecules to manufacturers of processed foods, beverages, perfumes and personal and home care products. Smaller companies also may prove to be significant competitors, particularly through proprietary research discoveries and collaborative arrangements with large consumer products companies or established research institutions. Universities and public and private research institutions are also competitors. While these organizations primarily have educational objectives, they may develop proprietary technologies related to the senses of taste and smell or acquire patents that we may need for the development of our technologies and products. We may attempt to license these proprietary technologies, if available. These licenses may not be available to us on acceptable terms, if at all.

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
    Our competitors, either alone or with their collaborative partners, may succeed in developing technologies that are more effective, safer, more affordable or more easily commercialized than ours, and our competitors may achieve patent protection or commercialize products sooner than us. Developments by others may render our product candidates or our technologies obsolete.

PATENTS AND PROPRIETARY RIGHTS

    We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are described by valid and enforceable patents or are effectively maintained as trade secrets. Accordingly, we are pursuing and will continue to pursue patent protection for our proprietary technologies. We have filed 21 U.S. provisional or utility patent applications. In addition, we have in-licensed 31 U.S. and foreign patents or provisional or utility patent applications.

    Our policy is to file patent applications and to protect technologies, inventions and improvements to inventions that are commercially important to the development of our business. For example, we may seek patent protection for nucleic acid sequences encoding receptors that are involved in taste and the use of such receptors to identify molecules that modulate taste or smell. We also rely on trademarks to protect our proprietary technology. It is our policy to file trademark applications in the U.S. and other countries directed to marks that are of commercial significance to our core technologies. Generally, U.S. patents have a term of 17 years from the date of issue for patents issued from applications filed with the United States Patent and Trademark Office, or USPTO, prior to June 8, 1995, and 20 years from the application filing date or earlier claimed priority date in the case of patents issued from applications filed on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. Our success depends significantly upon our ability to develop molecules and technologies protected by intellectual property. We intend to continue to file patent applications as we discover and develop new molecules and technologies.

    Seeking and obtaining patents may provide some degree of protection for our intellectual property. However, our patent positions are highly uncertain and may involve complex legal and factual questions. No consistent standard regarding allowability of claims in many of the pending patent applications has emerged to date. As a result we cannot predict the breadth of claims that will ultimately be allowed in our patent applications, if any, including those we in-licensed. In addition, we may not have been the first to file patent applications for the technologies upon which we rely. We are aware of other companies and academic institutions which have been performing research and have applied for patents in the area of mammalian taste and olfaction. In particular, other companies and academic institutions have announced that they have cloned genes, published data on receptor gene sequence information or have filed patent applications on receptors and their use, including DigiScents, Inc., Columbia University, Mount Sinai School of Medicine, the Weizmann Institute of Science, Linguagen Corp., Celera Genomics and GlaxoSmithKline PLC. If any of these companies or academic institutions are successful in obtaining broad patent claims, such patents would block our ability to use various aspects of our integrated technology platform and might prevent us from developing or commercializing newly discovered molecules or otherwise conducting our business.

    We also rely in part on trade secret protection for our confidential and proprietary information and process. Our policy is to execute confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of their employment shall be our

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
exclusive property. However, there can be no assurance that we will be able to effectively enforce these agreements or that the subject proprietary information will not be disclosed.

    We are not a party to any litigation with regard to our patent position. However, if we become involved in litigation, interference proceedings, oppositions or other intellectual property proceedings as a result of an alleged infringement, we may have to spend significant amounts of money and time. In addition, any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in costly litigation, divert management's attention and resources and require us to enter royalty or license agreements which are not advantageous.

EMPLOYEES

    As of January 31, 2001, we had 48 full-time employees, including 17 with Ph.D. degrees. Of our workforce, 31 employees are engaged in research and development and 17 are engaged in business development, finance and administration. We also retain outside consultants. None of our employees are covered by collective bargaining arrangements, and our management considers its relationships with our employees to be good.

FACILITIES

    We currently lease 60,056 square feet of laboratory and office space at 11099 North Torrey Pines Road, La Jolla, California 92037. Of this leased space, we sublease approximately 37,000 square feet to other companies. Our lease for this facility expires on December 31, 2001, with an option to renew for two additional periods of five years each. We believe that our existing facilities are adequate to meet our business requirements for the near-term and that additional space will be available on commercially reasonable terms, if required.

LEGAL PROCEEDINGS

    We are not a party to any legal proceedings at this time.

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
                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth information regarding our executive officers and directors as of January 31, 2001:

NAME                                    AGE      POSITION
----                                  --------   --------
Paul Grayson........................     36      President, Chief Executive Officer and Director
Lubert Stryer, M.D..................     62      Chief Scientific Officer and Chairman of the Board
Mark Zoller, Ph.D...................     47      Vice President, Research
Klaus Gubernator, Ph.D..............     47      Vice President, Chemistry
Jean Lockhart.......................     40      Vice President, Finance and Administration
Tracy Kohlenberg....................     35      Vice President and Corporate Counsel
Kevin Kinsella......................     55      Director
Lori Robson, Ph.D...................     41      Director
David Schnell, M.D..................     40      Director
Timothy Wollaeger...................     57      Director

    PAUL GRAYSON has served as our President and Chief Executive Officer and as a director since March 1999. From April 1996 until founding Senomyx,
Mr. Grayson held various positions at Aurora Biosciences Corporation, most recently as Senior Vice President of Corporate Development. While at Aurora,
Mr. Grayson was responsible for business development, establishing collaborations with Bristol Myers Squibb Company, Eli Lilly and Company, Warner-Lambert Company, Merck & Co., Inc., F. Hoffmann-La Roche Ltd. and Pharmacia & Upjohn, Inc. He also directed Aurora's investor relations and corporate finance, including both private and initial public stock offerings. From November 1987 to April 1996, Mr. Grayson held various discovery research, marketing, finance and business development positions at Allergan, Inc., Gensia Inc. and Advanced Tissue Sciences, Inc. Mr. Grayson received his B.S. in Biochemistry and Computer Science from the University of California, Los Angeles, and his M.B.A. from the University of California, Irvine.

    LUBERT STRYER, M.D. has served as our Chief Scientific Officer since
July 1999 and as the Chairman of our board of directors since March 1999.
Dr. Stryer has also served as the Winzer Professor at the Stanford University School of Medicine since September 1976 and as Professor of Neurobiology at Stanford University since September 1993. As part of his research, Dr. Stryer discovered the light-triggered amplification cycle in vision and developed new fluorescence techniques for studying biomolecules and cells. Dr. Stryer is the author of BIOCHEMISTRY, a widely-used textbook, now in its fourth edition. As the first President and Scientific Director of the Affymax Research Institute, he was a co-inventor of the light-activated parallel chemical synthesis technology. His honors include election to the National Academy of Sciences and receipt of the American Chemical Society Award in Biological Chemistry, the Newcomb-Cleveland Prize, the Distinguished Inventors Award of the Intellectual Property Owners' Association and an honorary Doctor of Science degree from the University of Chicago. Dr. Stryer also serves as a director of Affymetrix, Inc., a position he has held since October 1996. On July 1, 1999, Dr. Stryer took a full-time leave of absence from his professorship at Stanford University to found Senomyx and serve as Chairman of our board of directors and Chief Scientific Officer. On July 1, 2001, Dr. Stryer will return to his professorship at Stanford University and resign as our Chief Scientific Officer and Chairman of the Board. However, Dr. Stryer intends to maintain an active role at Senomyx as Chairman of our scientific advisory board. Dr. Stryer received his B.S. from the University of Chicago and his M.D. from Harvard Medical School.

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
    MARK ZOLLER, PH.D. has served as our Vice President of Research since
March 2000. From May 1992 to March 2000, Dr. Zoller held a number of scientific management positions at ARIAD Pharmaceuticals, Inc., most recently as Scientific Director of the Hoechst-ARIAD Genomics Center and Senior Vice President of Genomics. From September 1988 to May 1992, Dr. Zoller was a Senior Scientist in the Protein Engineering Department at Genentech. Prior to joining Genentech,
Dr. Zoller was a Senior Staff Investigator at the Cold Spring Harbor Laboratory, where his research focused on protein kinases using yeast molecular genetics. From August 1983 to August 1987, Dr. Zoller taught the Advanced Molecular Cloning course at Cold Spring Harbor Laboratory. He has published over 40 scientific papers, holds ten issued patents on second generation tissue plasminagen activators, serves on the editorial board of PROTEIN ENGINEERING and co-authored a molecular biology textbook entitled RECOMBINANT DNA with Nobel Laureate James D. Watson, Michael Gilman and Jan Witkowski. Dr. Zoller received his B.A. in Chemistry from Pomona College and his Ph.D. in Chemistry from the University of California, San Diego.

    KLAUS GUBERNATOR, PH.D. has served as our Vice President of Chemistry since June 2000. From November 1999 to June 2000, Dr. Gubernator was Executive Director of Advanced Technology at DuPont Pharmaceuticals Research Labs. From August 1997 until joining DuPont Pharmaceuticals, Dr. Gubernator was Vice President of Advanced Technology at CombiChem, Inc. where he directed the high-throughput synthesis laboratory as well as internal discovery projects. From January 1987 until joining CombiChem, Dr. Gubernator was a researcher at Hoffmann-La Roche AG in the area of biostructural research, where he last held the position of research section head. He has published over 40 scientific papers, holds multiple patents and has recently co-edited the monograph STRUCTURE-BASED LIGAND DESIGN, along with Hans-Joachim Boehm. Dr. Gubernator received the German equivalent of a B.S., master's degree and Ph.D. in organic chemistry from the University of Heidelberg, Germany.

    JEAN LOCKHART has served as our Vice President of Finance and Administration since March 2000. From December 1999 to March 2000, she served as our Executive Director, Finance and Administration. From January 1997 to November 1999,
Ms. Lockhart was Director of Finance and Contract Administration at Coulter Pharmaceutical, Inc. From May 1995 to January 1997, Ms. Lockhart held management positions in business development at ALZA Corporation. From October 1989 to April 1995, Ms. Lockhart held management positions in finance and business development at Genetics Institute, Inc. Ms. Lockhart received her B.A. in Economics and Business from Westmont College and her M.B.A. from Santa Clara University.

    TRACY KOHLENBERG has served as our Vice President and Corporate Counsel since June 2000. From April 1998 to June 2000, Ms. Kohlenberg was employed by IDEC Pharmaceuticals Corporation, most recently as Associate Counsel. While at IDEC, Ms. Kohlenberg was lead counsel on several pipeline products and her responsibilities included negotiating license, corporate partnership, collaboration and research agreements. From February 1992 to April 1998, Ms. Kohlenberg held various positions at AIG, Inc. and Mentor Corporation.
Ms. Kohlenberg received her B.A. in Business Management from Saint Leo University and her J.D. from California Western School of Law. She is a member of the State Bar of California.

    KEVIN KINSELLA has served as a member of our board of directors since
May 1999. Mr. Kinsella is a general partner of the Unwired Fund. He founded Avalon Ventures in March 1983 and has been active in the venture capital industry since that time. At Avalon Ventures, Mr. Kinsella participated in the formation, financing and development at the early stage of more than 50 companies, including: Athena Neurosciences (acquired by Elan Corporation, plc), Aurora Biosciences Corporation, Caliper Technologies, IMPATH Laboratories, ONYX Pharmaceuticals, Inc., Pharmacopeia, Inc., Sequana Therapeutics (now Axys Pharmaceuticals, Inc.) and Vertex Pharmaceuticals Incorporated. Mr. Kinsella is a Trustee of Boston University and a Life Sustaining Fellow and member of the Corporation Development Committee at the Massachusetts Institute of Technology. Mr. Kinsella received his B.S. in management from the Massachusetts Institute of Technology and his M.A. in international relations from The Johns Hopkins University School of Advanced International Studies. He was a Rotary International Fellow at the University of Stockholm.

    LORI ROBSON, PH.D. has served as a member of our board of directors since December 1999. Since April 1997, Dr. Robson has been employed by Bay City Capital, a San Francisco-based, private merchant bank that is dedicated exclusively to the life sciences industry, currently serving as a Principal of the firm. From December 1994 to March 1997, Dr. Robson served as Manager of Licensing and Technology Acquisitions in the Biotechnology Division of Bayer Corporation. Dr. Robson also serves as a director of AmeriFit Nutrition, Inc., Aqua Bounty Farms, Inc., GenoSpectra, Inc. and VNUS Medical Technologies, Inc. Dr. Robson received her B.A. from the University of Missouri at Columbia, her Ph.D. in Bacteriology from the University of Wisconsin at Madison and held a NIH post-doctoral fellowship at The Johns Hopkins University School of Medicine. She received her M.B.A. from the Haas School of Business at the University of California, Berkeley.

    DAVID SCHNELL, M.D. has served as a member of our board of directors since December 1999. Since November 1997, Dr. Schnell has served as a Managing Partner and was co-founder of Prospect Venture Partners, a venture capital fund dedicated to investing in private health care and biomedical companies. From January 1994 to November 1997, Dr. Schnell was a partner at the venture capital firm of Kleiner Perkins Caufield & Byers where he focused on biotechnology and health care investments. In addition, during this period, he co-founded and served as the CEO of Healtheon Corporation. From August 1987 to December 1993, Dr. Schnell held various marketing, management and business development executive positions at Sandoz Pharmaceuticals Corporation (presently Novartis) in the U.S. and Switzerland. From December 1991 to April 1993, he managed the company's global venture capital investing activities in affiliation with Avalon Medical Partners. Dr. Schnell also serves as a director of Microcide Pharmaceuticals, Inc. Dr. Schnell received his B.S. in biological sciences from Stanford University, his M.A. in health services research from the Stanford University School of Medicine and his M.D. from Harvard Medical School.

    TIMOTHY WOLLAEGER has served as a member of our board of directors since
May 1999. Since December 1993, Mr. Wollaeger has been general partner of the Kingsbury Associates and related venture capital investment funds. From
May 1990 to December 1993, Mr. Wollaeger served as Senior Vice President and was a director of Columbia Hospital Corporation, a hospital management company now known as HCA Healthcare Corporation. From October 1986 until September 1993, he was a general partner of Biovest Associates, a venture capital investment firm. Mr. Wollaeger is Chairman of the Board of Biosite Diagnostics, Inc. and serves as a director of Aurora Biosciences Corporation. Mr. Wollaeger received his B.A. in economics from Yale University and his M.B.A. from Stanford University.

SCIENTIFIC ADVISORY BOARD

    Our scientific advisory board consists of four of our scientific founders and others with scientific expertise. The scientific advisory board generally advises us concerning long-term scientific planning, research and development, and also evaluates our research programs, recommends personnel to us and advises us on specific scientific and technical issues. The scientific advisory board meets at least once per year, and some individual scientific advisors consult with and meet informally with us on a more frequent basis. Our scientific advisors own shares of our common stock and we have entered into consulting agreements with them.

    None of our scientific advisors is employed by us, and any or all of our advisors may have commitments to or consulting or advisory contracts with their employers or other entities that may conflict or compete with their obligations to us. Accordingly, these persons are expected to devote only a small portion of their time to us. The members of our scientific advisory board are:

    - DENIS BAYLOR, PH.D., Professor of Neurobiology at Stanford University. Dr. Baylor is a founder of Senomyx.

    - CATHERINE DULAC, PH.D., Associate Professor and Howard Hughes Medical Institute Investigator at Harvard University.

    - MICHEL GOLDBERG, PH.D., Chief of the Cellular Biochemistry Unit at the Institut Pasteur.

    - DAVID JULIUS, PH.D., Professor of Cellular and Molecular Pharmacology at the University of California, San Francisco.

    - LAWRENCE KATZ, PH.D., Professor of Neurobiology and Howard Hughes Medical Institute Investigator at Duke University.

    -  RICHARD LERNER, PH.D., President of The Scripps Research Institute.

    - HAROLD MCGEE, a recognized authority on food chemistry, and the author of ON FOOD AND COOKING and THE CURIOUS COOK. Mr. McGee is a founder of Senomyx.

    - TOBIAS MEYER, PH.D., Associate Professor of Molecular Pharmacology at Stanford University.

    - PETER MOMBAERTS, M.D., PH.D., Assistant Professor and Head of the Laboratory of Developmental Biology and Neurogenetics at Rockefeller University.

    - RANDALL REED, PH.D., Professor of Molecular Genetics and Howard Hughes Medical Institute Investigator at The Johns Hopkins University.

    - EDMUND ROLLS, D. SC., Professor of Experimental Psychology at the University of Oxford.

    - CHARLES STEVENS, M.D., PH.D., Professor of Neurobiology and Howard Hughes Medical Institute Investigator at the Salk Institute.

    - ROGER TSIEN, PH.D., Professor of Pharmacology, Chemistry and Biochemistry and Howard Hughes Medical Institute Investigator at the University of California, San Diego. Dr. Tsien is a founder of Senomyx.

    - CHARLES ZUKER, PH.D., Professor of Neurobiology and Molecular Genetics and Howard Hughes Medical Institute Investigator at the University of California, San Diego. Dr. Zuker is a founder of Senomyx.

BOARD OF DIRECTORS

    Our board of directors is currently composed of six directors. In accordance with the terms of our amended and restated certificate of incorporation, the terms of office of our board of directors will be divided into three classes upon the closing of this offering:

    - Class I directors, whose term will expire at the annual meeting of stockholders to be held in 2002;

    - Class II directors, whose term will expire at the annual meeting of stockholders to be held in 2003; and

    - Class III directors, whose term will expire at the annual meeting of stockholders to be held in 2004.

    At each annual meeting of stockholders, after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

COMMITTEES OF THE BOARD OF DIRECTORS

    The compensation committee consists of Lubert Stryer, M.D., Lori Robson, Ph.D. and David Schnell, M.D. The compensation committee makes recommendations to our board of directors regarding our 1999 equity incentive plan, 2001 non-employee directors' stock option plan and 2001 employee stock purchase plan and makes decisions concerning salaries and incentive compensation for our employees and consultants.

    The audit committee consists of Kevin Kinsella, Lori Robson, Ph.D. and Timothy Wollaeger. The audit committee makes recommendations to our board of directors regarding the selection of our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our audit and control functions.

DIRECTOR COMPENSATION

    Our directors currently do not receive any cash compensation for serving on the board of directors or any committee thereof, but directors may be reimbursed for expenses in connection with attendance at board and committee meetings. All directors are eligible to participate in our 1999 equity incentive plan and non-employee directors are eligible to participate in our 2001 non-employee directors' stock option plan.

    Our 2001 non-employee directors' stock option plan provides for automatic stock option grants to non-employee directors serving on the board. Each non-employee director who was serving on our board on February 1, 2001 will
receive a grant of options to purchase       shares of our common stock upon the
completion of this offering. In addition, each person who is elected or appointed for the first time to be a non-employee director subsequent to the date of this offering will be granted an initial grant on the date of his or her
election or appointment to the board to purchase       shares of our common
stock.

    The 2001 non-employee directors' stock option plan also provides that eligible non-employee directors will, on the day following each annual meeting,
automatically receive an annual grant to purchase       shares of our common
stock commencing, as applicable, with the annual meeting in 2002. If, however, the person has not been serving as a non-employee director for the entire period since the preceding annual meeting, the number of shares subject to the annual grant will be reduced pro rata for each full month period prior to the date of grant during which such person did not serve as a non-employee director.

    The non-employee director stock options will have a maximum term of ten years and generally must be exercised prior to the earliest of 18 months following the death of the non-employee director, 12 months from the termination of service on the board by the non-employee director due to a disability, three months from the termination of the service of

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
the non-employee director for any other reason, or the expiration of the
original term of the stock option.              of the shares issued under each
initial grant of a non-employee director option vest one year after the date of
grant and              vest on a              basis over the next       years.
             of the shares under each annual grant of a non-employee director option vest each month following the date of grant. All options granted to non-employee directors will be granted at the fair market value of the common stock on the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. See "Certain Transactions" for a description of transactions between us and entities affiliated with members of our compensation committee.

EXECUTIVE COMPENSATION

    The following table sets forth in summary form information concerning the compensation that we paid during the fiscal year ended December 31, 2000 to our Chief Executive Officer and to each of our four other most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 2000. We refer to these individuals in this prospectus as the named executive officers.

    In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees and certain perquisites and other personal benefits received which do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                               ANNUAL                              COMPENSATION
                                            COMPENSATION                       ---------------------
                                        ---------------------      OTHER       SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION              SALARY     BONUS(1)    COMPENSATION          OPTIONS
---------------------------             ---------   ---------   ------------   ---------------------
Paul Grayson .........................  $259,404     $70,000      $     --                 --
  President, Chief Executive Officer
  and Director

Lubert Stryer, M.D. ..................   175,000          --            --                 --
  Chairman of the Board of Directors
  and Chief Scientific Officer

Mark Zoller, Ph.D. ...................   161,562      24,763       210,000                 --
  Vice President, Research(2)

Klaus Gubernator, Ph.D. ..............    99,186      16,878            --                 --
  Vice President, Chemistry(3)

Jean Lockhart ........................   158,212      29,646         3,600                 --
  Vice President, Finance and
  Administration(4)

------------------------------

(1) Bonus amounts were accrued, but remained unpaid at December 31, 2000.

(2) Dr. Zoller began his employment with us in March 2000. Dr. Zoller received a one-time bonus of $210,000 upon joining us, contingent upon his continued employment with us. This bonus is subject to forfeiture at the rate of $70,000 per year if Dr. Zoller terminates his employment within three years.

(3) Dr. Gubernator began his employment with us in June 2000.

(4) In February 2000, Ms. Lockhart received a bonus of $3,600 contingent upon her continued employment with us. This bonus is evidenced by a promissory note, which is forgiven at the rate of $1,200 per year.

EMPLOYMENT AGREEMENTS

    We entered into an employment letter agreement with Paul Grayson, dated February 8, 2001 which replaced a previous employment letter agreement.
Mr. Grayson's current employment letter agreement provides for an annual salary of $305,000, a bonus of $70,000 for his services during 2000 and the opportunity to purchase 400,000 shares of common stock under our 1999 equity incentive plan. The employment letter agreement provides that Mr. Grayson's employment is terminable at will. However, if we terminate Mr. Grayson's employment for any reason other than cause or if Mr. Grayson's employment is constructively terminated in connection with a change of control of our company, he will be entitled to one year's salary from the date of termination, one year of accelerated vesting of his stock options, the continuation of his benefits for one year and up to $75,000 for secretarial support and outplacement services.

    We entered into a consulting agreement with Lubert Stryer, M.D., dated
April 15, 1999, providing for Dr. Stryer to render various consulting services to us, including serving on our scientific advisory board, reviewing our product discovery and development activities and providing general strategic scientific direction. As part of the consulting agreement, we agreed to pay Dr. Stryer a monthly retainer of $6,250. To date, we have paid Dr. Stryer aggregate cash payments of $16,160 under the consulting agreement. We also entered into an employment letter agreement with Dr. Stryer, dated May 25, 1999, providing for an annual salary of $175,000 as Chief Scientific Officer. Dr. Stryer was compensated pursuant to his consulting agreement prior to entering into the employment agreement. Upon Dr. Stryer's anticipated termination of employment as our Chief Scientific Officer in July 2001, he will again be compensated pursuant to his consulting agreement. The consulting and employment letter agreements both provide that they are is terminable at will with 60 days notice.

    We entered into an employment letter agreement with Mark Zoller, Ph.D., dated February 21, 2000, providing for an annual salary of $220,000, later increased to $231,000, and the opportunity to purchase 200,000 shares of restricted common stock under our 1999 equity incentive plan. Under the terms of the agreement, Dr. Zoller received a one-time, sign-on bonus, payable on his first day of employment, equal to $210,000. This bonus is subject to forfeiture at the rate of $70,000 per year if Dr. Zoller terminates his employment within three years of the agreement. The employment letter agreement provides that Dr. Zoller's employment is terminable at will.

    We entered into an employment letter agreement with Klaus Gubernator, Ph.D., dated June 7, 2000, providing for an annual salary of $200,000, later increased to $204,675, and the opportunity to purchase 200,000 shares of restricted common stock under our 1999 equity incentive plan. The employment letter agreement provides that Dr. Gubernator's employment is terminable at will. However, if we terminate his employment without cause, Dr. Gubernator is entitled to three months' severance pay.

    We entered into an employment letter agreement with Jean Lockhart, dated October 24, 1999, providing for an annual salary of $138,000, later increased to $189,430, and the opportunity to purchase 80,000 shares of restricted common stock under our 1999 equity incentive plan. The employment letter agreement provides that Ms. Lockhart's employment is terminable at will.

1999 EQUITY INCENTIVE PLAN

    In January 1999, we adopted our 1999 equity incentive plan. We have reserved an aggregate of 2,790,000 shares of common stock for issuance under the exercise of stock awards granted to employees, directors and consultants under the 1999 equity incentive plan. Effective upon completion of this offering, the plan will be amended to include an "evergreen" provision providing that an additional number of shares will automatically be added annually to the shares authorized for issuance under the plan. The number of shares added at our annual stockholder meeting each year beginning in 2002 will be the lesser of:

    -  one percent of our outstanding capital stock;

    -                ; and

    -  an amount expressly determined for such year by our board of directors.

    The 1999 equity incentive plan will terminate in January 2009, unless sooner terminated by the board.

    The 1999 equity incentive plan permits the granting of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees, including officers and employee directors, and options that do not so qualify to employees, directors and consultants, including non-employee directors. In addition, the 1999 equity incentive plan permits the granting of stock bonuses and rights to purchase restricted stock. The 1999 equity incentive plan provides that, once our common stock is listed on a securities exchange or designated a national market security on an interdealer quotation system and certain other conditions are met, no person is eligible to be granted options and SARs covering more than 300,000 shares of common stock in any calendar year.

    The 1999 equity incentive plan is administered by the board or a committee appointed by the board. Subject to the limitations set forth in the 1999 equity incentive plan, the board has the authority to select the persons to whom grants are to be made, to designate the number of shares to be covered by each stock award, to determine whether an option is to be an incentive stock option or a nonstatutory stock option, to establish vesting schedules, to specify the option exercise price and the type of consideration to be paid upon exercise and, subject to some restrictions, to specify other terms of stock awards.

    The maximum term of options granted under the 1999 equity incentive plan is ten years. The aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year may not exceed $100,000, or the options or portion thereof which exceed such limit, according to the order in which they are granted, will be treated as nonstatutory stock options. Options granted under the 1999 equity incentive plan generally are non-transferable and expire three months after the termination of an optionee's service to us. In general, if an optionee is permanently disabled or dies during his or her service to us, such person's options may be exercised up to 12 months following such disability or death.

    The exercise price of options granted under the 1999 equity incentive plan is determined by the board of directors in accordance with the guidelines set forth in the 1999 equity incentive plan. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. All options and restricted stock granted under the 1999 equity incentive plan vest at the rate of 25% in the first year and the remainder vests over the following three years in a series of equal monthly installments. The exercise price of incentive stock options granted to any person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of our capital stock must be at least 110% of the fair market value of such stock on the date of grant and the term of such incentive stock options cannot exceed five years.

    Any stock bonuses or restricted stock purchase awards granted under the 1999 equity incentive plan will be in such form and will contain such terms and conditions as the board deems appropriate. The purchase price under any restricted stock purchase agreement will not be less than 85% of the fair market value of the common stock on the date of grant. Stock bonuses and restricted stock purchase agreements awarded under the 1999 equity incentive plan are generally non-transferable.

    Under the 1999 equity incentive plan, shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for grant, but shares subject to exercised stock appreciation rights will not again become available for grant. The board of directors has the authority to reprice outstanding options and to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares.

    In the event of (i) a sale, lease or other disposition of all or substantially all of our assets, (ii) a merger or consolidation in which we are not the surviving corporation or (iii) a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then any surviving or acquiring corporation must either assume or substitute all outstanding stock awards under the 1999 equity incentive plan. If the surviving or acquiring corporation does not assume or substitute such stock awards, then with respect to stock awards held by participants whose continuous service with us has not terminated, the vesting of such stock awards (and, if applicable, the time during which such stock awards may be exercised) will be accelerated in full, and the stock awards will terminate if not exercised at or prior to such event. With respect to any other stock awards outstanding under the 1999 equity incentive plan, such stock awards will terminate if not exercised prior to such event.

    If (i) a change in control of our company occurs and (ii) at any time during the period beginning one month prior to the date of the change in control and ending 18 months after the date of the change in control the continuous service with us of a participant in the 1999 equity incentive plan terminates due to an involuntary termination (not including death or disability) without cause or due to a constructive termination, then the vesting of stock awards held by such participant (and, if applicable, the time during which such stock awards may be exercised) will be accelerated in full. However, to the extent that any potential acceleration would cause a contemplated change in control transaction that would otherwise be eligible to be accounted for as a "pooling-of-interests" transaction to become ineligible for such accounting treatment under generally accepted accounting principles as determined in good faith prior to the change in control by an independent accounting firm engaged by us, the acceleration and exercisability shall not occur.

    As of January 31, 2001, 1,139,800 shares of restricted common stock and options to purchase 800,107 shares of common stock were issued and outstanding under the 1999 equity incentive plan. As of that date, 850,093 shares of common stock remained available for future grants under the 1999 equity incentive plan.

2001 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

    Prior to the effectiveness of this offering, we plan to adopt a 2001
non-employee directors' stock option plan. A total of       shares of common
stock will be reserved for issuance under the plan. Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for grant.

    The plan permits the grant of options to our non-employee directors. Options under the 2001 non-employee directors' stock option plan may only be non-statutory stock options. See also the discussion under "Director Compensation" regarding automatic grants to non-employee directors under the plan and the terms of those grants.

    The plan is administered by the board of directors. Subject to the limitations set forth in the plan, the board has the authority to construe and interpret the plan and options granted under it, and to establish, amend and revoke rules and regulations for its administration and to specify the terms of options granted under the plan.

    In the event of a corporate transaction amounting to a change of control in our ownership as defined in the 2001 non-employee directors' stock option plan, all outstanding stock awards under the plan must either be assumed or substituted by the surviving entity. In the event the surviving entity does not assume or substitute for the stock awards, then the vesting and exercisability of outstanding awards will accelerate prior to the change of control and the awards will terminate to the extent not exercised prior to the change of control. Amendments to the plan will generally be submitted for stockholder approval to the extent required by applicable law.

    The 2001 non-employee directors' stock option plan will take effect upon completion of this offering.

2001 EMPLOYEE STOCK PURCHASE PLAN

    We plan to adopt our 2001 employee stock purchase plan prior to this
offering. A total of              shares of common stock has been reserved for
issuance under the purchase plan. The plan includes an "evergreen" provision providing that an additional number of shares will automatically be added annually to the shares authorized for issuance under the plan. The number of shares added at our annual stockholder meeting each year beginning in 2003 will be the least:

    -  one percent of our outstanding capital stock;

    -        ; and

    -  an amount expressly determined for such year by our board of directors.

    The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Under the purchase plan, the board of directors may authorize participation by eligible employees, including executive officers, in periodic offerings following the commencement of the purchase plan. The initial offering under the purchase plan will commence on the effective date of this offering and continue for two years thereafter.

    Unless otherwise determined by the board of directors, employees are eligible to participate in the purchase plan only if they are employed by us or one of our subsidiaries designated by the board of directors for at least
20 hours per week and are customarily employed for at least five months per calendar year. Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the purchase plan. The amount withheld is then used to purchase shares of common stock on specified dates determined by the board of directors. The price of common stock purchased under the purchase plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or at the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically upon termination of employment.

    In the event of a merger, reorganization, consolidation or liquidation, or other change of control, each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation. In the event that the rights are not assumed or substituted, then all sums collected by payroll deductions will be applied to purchase stock immediately prior to such merger or other transaction. The board of directors has the authority to amend or terminate the purchase plan, provided however, that no such action may adversely affect any outstanding rights to purchase common stock.

    The 2001 employee stock purchase plan will take effect upon completion of this offering.

401(K) PLAN

    We sponsor the Senomyx, Inc. 401(k) Plan. Employees are eligible to participate immediately upon commencing service. These participants may contribute from 1% up to 12% of their current compensation, up to a statutorily prescribed annual limit. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. We may make discretionary matching contributions to the 401(k) Plan each year in an amount equal to a percentage of the participant's salary reduction contributions. In addition, we may make discretionary and special contributions each year, although we have not done so to date. Each participant is fully vested in his or her salary reduction contributions and our special contributions to the 401(k) Plan. The 401(k) Plan is intended to qualify under Section 401(a) of the Internal Revenue Code so that contributions to the 401(k) Plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) Plan.

LIMITATIONS ON DIRECTORS' AND EXECUTIVE OFFICERS' LIABILITY AND INDEMNIFICATION

    Our bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by Delaware law, except with respect to certain proceedings initiated by such persons. We are also empowered under our bylaws to enter into indemnification contracts with our directors and executive officers and to purchase insurance on behalf of any person we are required or permitted to indemnify. Under this provision, we have entered into indemnification agreements with each of our directors and executive officers.

    In addition, our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

    - for any breach of the director's duty of loyalty to us or our stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    -  under Section 174 of the Delaware General Corporation Law; or

    - for any transaction from which the director derives an improper personal benefit.

    The amended and restated certificate of incorporation also provides that if the Delaware General Corporation Law is amended after the approval by our stockholders of the amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

    We have entered into separate indemnification agreements with our directors and officers. Each agreement requires us to, among other things, indemnify the director or officer against expenses, including attorney's fees, judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent, deliberately dishonest, constitutes a breach of such individual's duty of loyalty to us or results in any personal profit or advantage to which such individual was not entitled. Each agreement also requires us to advance expenses incurred by the individual in connection with any proceeding against him or her individually with respect to which he or she may be entitled to indemnification by us. We believe that our certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain directors' and officers' liability insurance.

    At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

    The following is a description of transactions since inception to which we have been a party and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements, which are described under "Management."

CONVERTIBLE PROMISSORY NOTES

    From February 1999 to April 1999, we issued convertible promissory notes in an aggregate principal amount of $999,550. The notes bore interest at the rate of 8% per annum and were ultimately converted into shares of our Series A preferred stock in connection with our Series A preferred stock financing in October 1999. The following directors and 5% stockholders received promissory notes in the following amounts:


Kevin Kinsella..............................................  $299,850
Lubert & Andrea Stryer......................................   100,000
Entities affiliated with Domain Associates, LLC.............   299,850
Kingsbury Capital Partners, L.P. III........................   299,850

PREFERRED STOCK

    In October 1999, we sold 8,648,158 shares of Series A preferred stock at a purchase price of $1.4215 per share, comprised of $11,261,207 in cash and $1,032,150 in principal and interest under convertible promissory notes. Of the 8,648,158 shares of Series A preferred stock sold by us, a total of 7,522,589 shares were sold to our executive officers, directors and greater than 5% stockholders, and persons associated with them, listed in the table below for a total purchase price of $10,693,360. The shares of Series A preferred stock were sold under a Series A preferred stock purchase agreement dated October 1, 1999.

    In August 2000, we sold 2,605,326 shares of Series B preferred stock at a purchase price of $3.8497 per share. Of the 2,605,326 shares of Series B preferred stock sold by us, a total of 1,393,138 shares were sold to our executive officers, directors and greater than 5% stockholders, and persons associated with them, listed in the table below for a total purchase price of $5,363,163. The shares of Series B preferred stock were sold under a Series B preferred stock purchase agreement dated August 10, 2000.

    In November 2000, we sold 1,000,000 shares of Series C preferred stock to Aurora at a purchase price of $4.80 per share. The shares of Series C preferred stock were sold under a Series C preferred stock purchase agreement dated November 9, 2000.

    In January 2001, we sold 869,328 shares of Series D preferred stock to Incyte at a purchase price of $7.50 per share, which was offset by an equal payment made by us to Incyte under a separate technology collaboration agreement. The shares of Series D preferred stock were sold under a Series D preferred stock purchase agreement dated January 9, 2001.

    We entered into other agreements in connection with the Series A, Series B, Series C and Series D preferred stock purchase agreements. Under one of these agreements, our amended and restated investor rights agreement, some of our stockholders are entitled to registration rights. See "Description of Capital Stock--Registration Rights." Further, we agreed with certain stockholders to restrictions on the issuance and transfer of shares of our capital stock, and to voting rights relating to the election of directors, all of which restrictions and voting rights are not applicable to, and will terminate upon the closing of, this offering.

    The following table summarizes the shares of common stock and preferred stock purchased by our executive officers, directors and 5% stockholders and persons associated with them, through January 31, 2001. Each share of preferred stock listed in the table below is convertible into one share of our common stock. For a description of current beneficial ownership, see "Principal Stockholders."

                                                                                              TOTAL SHARES
                                                              PREFERRED STOCK                    ON AN
EXECUTIVE OFFICERS, DIRECTORS AND     COMMON    -------------------------------------------   AS-CONVERTED
5% STOCKHOLDERS                       STOCK     SERIES A    SERIES B   SERIES C    SERIES D      BASIS
---------------------------------    --------   ---------   --------   ---------   --------   ------------
Entities affiliated with
  Bay City Capital, L.L.C..........       --    2,110,446   499,441           --        --     2,609,887

Entities affiliated with
  Domain Associates, L.L.C.........  150,000    1,758,599   129,880           --        --     2,038,479

Entities affiliated with
  Prospect Venture Partners,
  L.P..............................       --    1,406,964   342,731           --        --     1,749,695

Entities affiliated with
  Kingsbury Associates, L.P........  150,000    1,055,223   235,065           --        --     1,440,288

Aurora Biosciences Corporation.....       --           --        --    1,000,000        --     1,000,000

Paul Grayson.......................  810,000       96,728        --           --        --       906,728

Rho Management Trust I.............       --      703,482   186,021           --        --       889,503

Incyte Genomics, Inc...............       --           --        --           --   869,328       869,328

Lubert Stryer, M.D.................  590,000      170,407(1)      --          --        --       760,407

Kevin Kinsella.....................  150,000      220,740        --           --        --       370,740

Klaus Gubernator, Ph.D.............  200,000           --        --           --        --       200,000

Mark Zoller, Ph.D..................  200,000           --        --           --        --       200,000

Jean Lockhart......................  150,000           --        --           --        --       150,000

Tracy Kohlenberg...................  125,000           --        --           --        --       125,000

------------------------------

(1) Includes 36,839 shares of Series A preferred stock acquired by Andrea Stryer, Dr. Stryer's wife.

AGREEMENTS WITH OFFICERS AND DIRECTORS

    We entered into an employment letter agreement with Tracy Kohlenberg, dated June 9, 2000, providing for an annual salary of $154,992, later increased to $184,560, and the opportunity to purchase 100,000 shares of restricted common stock under our 1999 equity incentive plan. The employment letter agreement provides that Ms. Kohlenberg's employment is terminable at will.

    At various times, we entered into indemnification agreements with each of our directors and executive officers.

    In January and February 2001, we granted options to purchase an aggregate of 450,348 shares of common stock to our executive officers.

AGREEMENTS WITH 5% STOCKHOLDERS

    We entered into a Collaborative Research and License Agreement, dated November 1, 2000, with Aurora Biosciences Corporation and a Collaborative Agreement, dated December 29, 2000, with Incyte Genomics, Inc. For a description of these agreements, refer to "Business--Our Collaborations."

    We have subleased a portion of our facility to a private company of which Bay City Capital owns more than 10% of the outstanding capital stock. This company has made payments of approximately $30,000 to us under the sublease and, as of December 31, 2000, owed us approximately $380,000.

DIRECTOR RELATIONSHIPS

    Some of our directors are associated with our 5% stockholders as follows:

DIRECTOR               POSITION            5% STOCKHOLDER
--------               --------            --------------
Lori Robson, Ph.D.     Principal           Bay City Capital, L.L.C.

David Schnell, M.D.    Managing Partner    Prospect Venture Partners, L.P.

Timothy Wollaeger      General Partner     Kingsbury Associates, L.P.
                       Director            Aurora Biosciences Corporation

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock (assuming the conversion of all shares of preferred stock) as of January 31, 2001 by the following individuals or groups:

    - each person or entity who is known by us to own beneficially more than 5% of our outstanding stock;

    -  each of our current directors;

    -  each of the named executive officers; and

    -  all of our directors and executive officers as a group.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Percentage ownership is based on 17,409,557 shares of common stock outstanding (on an as-converted basis) as of January 31, 2001, together with applicable options for each stockholder. For purposes of calculating each stockholder's percentage ownership, all options exercisable within 60 days of January 31, 2001 held by the particular stockholder and that are included in the first column are treated as outstanding shares. The numbers in the table below assume no exercise by the underwriters of their over-allotment option.

    Unless otherwise indicated, the principal address of each of the stockholders below is c/o Senomyx, Inc., 11099 North Torrey Pines Road,
La Jolla, California 92037. Except as otherwise indicated, and subject to applicable community property laws, except to the extent authority is shared by both spouses under applicable law, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock held by them.

                                                                                 SHARES
                                                                           BENEFICIALLY OWNED
                                                              ---------------------------------------------
                                                                                      PERCENT      PERCENT
                                                                                      BEFORE        AFTER
BENEFICIAL OWNER                                                    NUMBER           OFFERING      OFFERING
----------------                                              ------------------   -------------   --------
Entities affiliated with Bay City Capital, L.L.C.(1)........           2,609,887           15.0%

Lori Robson, Ph.D.(1).......................................           2,609,887           15.0

Entities affiliated with Domain Associates, L.L.C.(2).......           2,038,479           11.7

Entities affiliated with Prospect Venture Partners,
  L.P.(3)...................................................           1,749,695           10.1

David Schnell, M.D.(3)......................................           1,749,695           10.1

Entities affiliated with Kingsbury Associates, L.P.(4)......           1,440,288            8.3

Timothy Wollaeger(4)........................................           1,440,288            8.3

Paul Grayson(5).............................................           1,160,728            6.5

Aurora Biosciences Corporation(6)...........................           1,000,000            5.7

Rho Management Trust I(7)...................................             889,503            5.1

Incyte Genomics, Inc.(8)....................................             869,328            5.0

Lubert Stryer, M.D.(9)......................................             530,407            3.0

Kevin Kinsella..............................................             370,740            2.1

Mark Zoller, Ph.D.(10)......................................             214,150            1.2

Klaus Gubernator, Ph.D.(11).................................             211,014            1.2

Jean Lockhart(12)...........................................             166,746            1.0

All directors and executive officers as a group
  (10 persons)(13)..........................................           8,587,093           48.1

------------------------------

 * Represents beneficial ownership of less than one percent.

 (1) Dr. Robson is a Principal of Bay City Capital which controls The North American Nutrition and Agribusiness Fund, L.P. and disclaims beneficial ownership of the shares held by the fund. The address for the fund is 750 Battery Street, Suite 600, San Francisco, CA 94111.

 (2) Reflects 1,990,775 shares held by Domain Partners IV, L.P. and 47,704 shares held by DP IV Associates, L.P. The address for Domain Associates is One Palmer Square, Princeton, NJ 08542.

 (3) Dr. Schnell is a managing partner and cofounder of Prospect Venture Partners, L.P. and disclaims beneficial ownership of the shares held by the fund. The address for the fund is 435 Tasso Street, Suite 200, Palo Alto, CA 94305.

 (4) Reflects 1,275,288 shares held by Kingsbury Capital Partners, L.P. III and 165,000 shares held by Kingsbury Capital Partners, L.P. IV. Mr. Wollaeger is a general partner of Kingsbury Associates and disclaims beneficial ownership of the shares held by entities associated with Kingsbury Associates. The address for Kingsbury Capital is 3655 Nobel Drive, Suite 490, San Diego, CA 92122.

 (5) Includes 556,728 shares held of record by Mr. Grayson and 204,000 shares held of record by persons and trusts related to Mr. Grayson. Also includes 400,000 shares of common stock subject to options that are currently exercisable but subject to our right of repurchase. As of January 31, 2001, we have the right to repurchase 146,250 shares under the terms of a restricted stock purchase agreement.

 (6) The address for Aurora Biosciences Corporation is 11010 Torreyana Road, San Diego, CA 92121.

 (7) The address for Rho Management Trust I is 152 West 57th Street, 23rd Floor, New York, NY 10019.

 (8) The address for Incyte Genomics, Inc. is 3160 Porter Drive, Palo Alto, CA 94304.

 (9) Includes 246,068 shares held of record by Dr. Stryer and 284,339 shares beneficially owned by Dr. Stryer and held of record by Dr. Stryer's wife and a trust related to him. As of January 31, 2001, we have the right to repurchase 97,500 shares under the terms of a restricted stock purchase agreement.

(10) Includes 14,150 shares of common stock subject to options that are currently exercisable but subject to our right of repurchase. In addition, as of January 31, 2001, we have the right to repurchase 200,000 shares under the terms of a restricted stock purchase agreement.

(11) Includes 11,014 shares of common stock subject to options that are currently exercisable but subject to our right of repurchase. In addition, as of January 31, 2001, we have the right to repurchase 200,000 shares under the terms of a restricted stock purchase agreement.

(12) Includes 16,746 shares of common stock subject to options that are currently exercisable but subject to our right of repurchase. In addition, as of January 31, 2001, we have the right to repurchase 128,333 shares under the terms of a restricted stock purchase agreement.

(13) Includes 450,348 shares of common stock subject to options that are currently exercisable but subject to our right of repurchase. In addition, as of January 31, 2001, we have the right to repurchase 624,833 shares under the terms of restricted stock purchase agreements.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share.

COMMON STOCK

    As of January 31, 2001, there were 17,409,557 shares of common stock outstanding that were held of record by approximately 102 stockholders, after giving effect to the conversion of all outstanding shares of preferred stock into 13,122,812 shares of common stock, which will occur immediately prior to the closing of this offering.

    There will be              shares of common stock outstanding after giving
effect to the sale of the shares of common stock offered by this prospectus.

    The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    Upon the closing of this offering, all outstanding shares of preferred stock will be converted into 13,122,812 shares of common stock. See Note 4 of notes to financial statements for a description of the currently outstanding preferred stock. Following the conversion, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the restated certificate, the board has the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix or alter the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and to establish from time to time the number of shares constituting any such series; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock could have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

WARRANTS

    As of January 31, 2001, there were no warrants outstanding to purchase shares of common stock or preferred stock.

REGISTRATION RIGHTS

    After this offering, the holders of 13,122,812 shares of common stock will be entitled to rights with respect to the registration of such shares under the Securities Act, under an amended and restated investor rights agreement. Under the terms of the amended and restated investor rights agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled, subject to limitations, to include shares therein. Commencing with the date that is one year after this offering, the holders may also require us to file a registration statement under the Securities Act with respect to their shares, and we are required to use our best efforts to effect to such registration. Furthermore, the holders may require us to register their shares on a registration statement on Form S-3 when such form becomes available to us. Such registration rights terminate on the seventh anniversary of the effective date of this offering.

    Generally, we are required to bear all registration and selling expenses incurred in connection with any of the registrations described above. The registration rights are also subject to conditions and limitations, among them the right of the underwriters of a public offering to limit the number of shares included in the registration statement filed in connection therewith.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS AND CONTRACTUAL ASSIGNMENT RESTRICTIONS

    We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation's outstanding voting stock. This provision could delay, discourage or prohibit transactions not approved in advance by the board of directors, such as takeover attempts that might result in a premium over the market price of the common stock.

    Our restated certificate provides that the board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer, engaging in a proxy contest or otherwise attempting to obtain control of us and may maintain the composition of the board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of directors. Our restated certificate provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent of stockholders in writing. In addition, our bylaws provide that special meetings of the stockholders may be called only by the Chairman of the board of directors, by the Chief Executive Officer, by the board of directors upon a resolution adopted by a majority of the total number of authorized directors, or by the holders of 10% of the outstanding voting stock. Our restated certificate also specifies that the authorized number of directors may be changed only by resolution of the board of directors and does not include a provision for cumulative voting for directors. These and other provisions contained in our restated certificate and bylaws could delay or discourage transactions involving an actual or potential change in control of our company or our management, including market transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock. In addition to provisions in our charter documents and under Delaware law, an acquisition of us may be made more difficult or costly by contractual provisions restricting our ability to assign contract rights to an acquiror.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is Chase Mellon Shareholder Services.

LISTING

    We have applied to list our common stock on the Nasdaq National Market under the trading symbol SNMX.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, could adversely affect prevailing market prices of our stock. Sales of substantial amounts of our common stock into the public market after contractual restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

    Upon completion of this offering, we will have         shares of common
stock outstanding. Of these shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining 17,409,557 shares of common stock will be deemed "restricted securities" as defined under Rule
144. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, shares will be available for sale in the public market as follows:

         NUMBER OF
          SHARES                                          DATE
         ---------                                        ----
                              After the date of this prospectus, freely tradable shares
                              sold in this offering, shares are eligible for resale under
                              Rule 144(k) that are not subject to the lock-up.

                         --   After 90 days from the date of this prospectus, shares
                              eligible for resale under Rule 701, Rule 144(k) or Rule 144 that are not subject to the lock-up.

                    592,592   Through and including the date which is 180 days after the date of this prospectus, lock-up agreements with us are
                              released, shares are eligible for resale under Rule 701,
                              Rule 144(k) or Rule 144 and are not otherwise subject to
                              lock-up agreements with the representatives.

                 15,947,637   Through and including the date which is the later of 180
                              days after the date of this prospectus, or December 1, 2001, lock-up agreements with the representatives are released,
                              shares are eligible for resale under Rule 701, Rule 144(k)
                              or Rule 144.

                    969,328   Various dates after the later of 180 days after the date of this prospectus, or December 1, 2001, restricted securities that are held for one year or less and are not yet eligible for resale.

    In addition, we have 850,093 shares of our common stock available for future grant pursuant to our stock plans and 800,107 shares subject to outstanding options at January 31, 2001. All of these outstanding options are subject to a 180-day lock-up under our 1999 equity incentive plan. We intend to register, prior to the expiration of the lock-up agreements, all of the shares of common stock reserved for issuance under our stock option and employee stock purchase plans. This registration will permit the resale of shares by non-affiliates in the public market without registration beginning on the expiration of the lock-ups.

LOCK-UP AGREEMENTS WITH THE UNDERWRITERS

    We, and each of our executive officers and directors, and substantially all of our stockholders and option holders, have signed lock-up agreements under which we and they agreed, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock without the prior consent of Deutsche Banc Alex. Brown Inc. for a period through and including the later of the date that is 180 days after the date of this prospectus, or December 1, 2001. Deutsche Banc Alex. Brown Inc. may, in its sole discretion, at any time and without notice, release all or any portion of the shares subject to lock-up agreements; however, Deutsche Banc Alex. Brown Inc. does not have any current plans to effect such a release.

RULE 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for a period of at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

    -  1% of the then outstanding shares of our common stock, which will equal
       approximately            shares immediately after this offering; or

    - the average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

    Sales under Rule 144 are also subject to provisions relating to manner of sale and notice requirements and the availability of current public information about us.

RULE 144(K)

    Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon completion of this offering. Of the 17,409,557 shares of common stock held by existing stockholders as of January 31, 2001, 11,760,103 shares will be eligible for resale pursuant to Rule 144(k) subject to the expiration of the lock-up periods described above.

RULE 701

    In general, any of our employees, directors, officers, consultants or advisors who purchase shares from us under Rule 701 in connection with a written compensatory plan or contract before the effective date of the offering is entitled to resell these shares 90 days after the effective date of the offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

    The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Act, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates" subject only to the manner of sale restrictions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding requirement. Of the 17,409,557 shares of common stock held by existing stockholders as of January 31, 2001, 1,139,800 shares will be eligible for resale pursuant to Rule 701 subject to the expiration of the lock-up periods described above.

REGISTRATION RIGHTS

    After this offering, the holders of 13,122,812 shares of our common stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by our affiliates). Please see "Description of Capital Stock--Registration Rights" for a description of those shares entitled to registration.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Banc Alex. Brown Inc., Bear, Stearns & Co. Inc. and CIBC World Markets Corp., have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Deutsche Banc Alex. Brown Inc. .............................
Bear, Stearns & Co. Inc.....................................
CIBC World Markets Corp.....................................

                                                                 ----------
    Total...................................................
                                                                 ==========

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

    We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers
at a price that represents a concession not in excess of $               per
share under the public offering price. The underwriters may allow, and these
dealers may re-allow, a concession of not more than $           per share to
other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

    We have granted to the underwriters an option, exercisable not later than
30 days after the date of this prospectus, to purchase up to       additional
shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on
which the     shares are being offered.

    The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common
stock. The underwriting fee is   % of the initial public offering price. We have
agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                            TOTAL FEES
                                                            -------------------------------------------
                                                            WITHOUT EXERCISE OF   WITH FULL EXERCISE OF
                                                              OVER-ALLOTMENT         OVER-ALLOTMENT
                                            FEE PER SHARE         OPTION                 OPTION
                                            -------------   -------------------   ---------------------
Fees paid by us..........................    $                  $                      $

    In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be
approximately $    .

    We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

    Each of our officers and directors, and substantially all of our stockholders and holders of options to purchase our stock, have agreed not to, without the prior written consent of Deutsche Banc Alex. Brown Inc., offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons through and including the date, the later of which is (i) 180 days after the date of the prospectus or (ii)
December 1, 2001, without the prior written consent of Deutsche Banc Alex.
Brown Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the lock-up period.

    The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock. The underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in the offering. A short position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    Accordingly, to cover these short sales positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on the Nasdaq National Market or otherwise.

Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

    At our request, the underwriters have reserved for sale, at the initial
public offering price, up to       shares for our employees, family members of
employees, consultants, service providers and other third parties. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

    A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

PRICING OF THIS OFFERING

    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiation among us and the representatives of the underwriters. Among the factors considered in determining the public offering price were:

    -  prevailing market conditions;

    -  our results of operations in recent periods;

    -  the present stage of our development;

    - the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to us; and

    -  estimates of our business potential.

                                 LEGAL MATTERS

    Cooley Godward LLP, San Diego, California, will pass upon the validity of the common stock offered by this prospectus for us. Morrison & Foerster LLP, New York, New York, will pass upon legal matters for the underwriters. As of the date of this prospectus, Cooley Godward LLP beneficially owns an aggregate of 30,000 shares of our common stock.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our financial statements as of December 31, 1999 and 2000, and for the years ended December 31, 1999 and 2000, as set forth in their report, which is included in this Prospectus and in the registration statement. Our financial statements are included in reliance upon Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

    Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the website of the SEC referred to above.

                                 SENOMYX, INC.

                     INDEX TO AUDITED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Auditors..............................    F-2

Balance Sheets as of December 31, 1999 and 2000.............    F-3

Statements of Operations for the years ended December 31,
1999 and 2000...............................................    F-4

Statements of Stockholders' Equity for the years ended
December 31, 1999 and 2000..................................    F-5

Statements of Cash Flows for the years ended December 31,
1999 and 2000...............................................    F-6

Notes to Financial Statements...............................    F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
  Senomyx, Inc.

    We have audited the accompanying balance sheets of Senomyx, Inc. as of December 31, 1999 and 2000 and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Senomyx, Inc. at December 31, 1999 and 2000 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                      /s/ ERNST & YOUNG LLP

San Diego, California
January 19, 2001, except for Note 8, as to which the date is February 15, 2001

                                 SENOMYX, INC.

                                 BALANCE SHEETS

                                                                                     PRO FORMA
                                                                                   STOCKHOLDERS'
                                                            DECEMBER 31,           EQUITY AS OF
                                                     ---------------------------   DECEMBER 31,
                                                         1999           2000           2000
                                                     ------------   ------------   -------------
                                                                                    (UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents..........................  $11,050,865    $ 7,262,847
Investments, available for sale....................           --      7,277,350
Other current assets...............................       10,545        350,460
                                                     -----------    -----------
      Total current assets.........................   11,061,410     14,890,657
Property and equipment, net........................       79,874      2,712,918
Intangible assets, net.............................           --      8,881,071
                                                     -----------    -----------
      Total assets.................................  $11,141,284    $26,484,646
                                                     ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses..............  $    76,608    $ 1,328,088
Other current liabilities..........................       69,755         82,141
Deferred revenue...................................           --      1,135,417
                                                     -----------    -----------
      Total current liabilities....................      146,363      2,545,646
Commitments
Stockholders' equity:
  Preferred stock, $.001 par value; 23,506,968
    shares authorized at December 31, 2000;
    5,000,000 shares authorized, no shares issued
    and outstanding pro forma:
    Series A Convertible Preferred Stock, 8,648,158
      shares designated, issued and outstanding;
      liquidation preference of $12,293,357........        8,648          8,648    $         --
    Series B Convertible Preferred Stock, 2,605,326
      shares designated, issued and outstanding;
      liquidation preference of $10,029,724........           --          2,605              --
    Series C Convertible Preferred Stock, 1,000,000
      shares designated, issued and outstanding;
      liquidation preference of $4,800,000.........           --          1,000              --
    Series D Convertible Preferred Stock, 869,328
      shares issuable as of December 31, 2000;
      liquidation preference of $6,519,960.........           --            869              --
  Common stock, $.001 par value, 37,000,000 shares
    authorized; 3,382,500 and 4,261,745 shares
    issued and outstanding at December 31, 1999 and
    2000, respectively;       shares authorized and
    17,384,557 shares issued and outstanding pro
    forma..........................................        3,383          4,262          17,384
  Additional paid-in capital.......................   12,573,527     38,552,906      38,552,906
  Deferred compensation............................     (157,196)    (2,452,430)     (2,452,430)
  Accumulated deficit..............................   (1,433,441)   (12,178,860)    (12,178,860)
                                                     -----------    -----------    ------------
      Total stockholders' equity...................   10,994,921     23,939,000    $ 23,939,000
                                                     -----------    -----------    ============
      Total liabilities and stockholders' equity...  $11,141,284    $26,484,646
                                                     ===========    ===========

                            See accompanying notes.

                                 SENOMYX, INC.

                            STATEMENTS OF OPERATIONS

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1999           2000
                                                              -----------   ------------
Research support under collaborative agreement..............  $        --   $    114,583
Costs and expenses:
  Research and development (exclusive of stock based
    compensation of $83,820 in 1999 and $1,854,049 in
    2000)...................................................      154,620      6,137,240
  General and administrative (exclusive of stock based
    compensation of $11,707 in 1999 and $372,102 in 2000)...    1,172,526      3,195,273
  Amortization of deferred stock-based compensation.........       95,527      2,226,151
                                                              -----------   ------------
    Total costs and expenses................................    1,422,673     11,558,664
                                                              -----------   ------------
Loss from operations........................................   (1,422,673)   (11,444,081)
Interest income.............................................       34,713        698,662
Interest expense............................................      (45,481)            --
                                                              -----------   ------------
Net loss....................................................  $(1,433,441)  $(10,745,419)
                                                              ===========   ============
Historical net loss per share, basic and diluted............  $     (1.04)  $      (5.02)
                                                              ===========   ============
Shares used in computing historical net loss per share,
  basic and diluted.........................................    1,375,958      2,139,298

Pro forma net loss per share, basic and diluted.............                $      (0.89)
                                                                            ============
Shares used in computing pro forma net loss per share, basic
  and diluted...............................................                  12,039,675

                            See accompanying notes.

                                 SENOMYX, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                      SERIES A               SERIES B               SERIES C
                                                  PREFERRED STOCK        PREFERRED STOCK        PREFERRED STOCK
                                                --------------------   --------------------   --------------------
                                                 SHARES      AMOUNT     SHARES      AMOUNT     SHARES      AMOUNT
                                                ---------   --------   ---------   --------   ---------   --------
Issuance of Common Stock at $.001 per share to
  founders, consultants and employees for
  cash........................................         --    $   --           --    $   --           --    $   --
Issuance of Common Stock at $.14 per share to
  employee....................................         --        --           --        --           --        --
Issuance of Common Stock related to license
  agreement...................................         --        --           --        --           --        --
Issuance of Series A Convertible Preferred
  Stock at $1.4215 per share for cash and
  conversion of bridge notes, net of issuance
  costs of $26,595............................  8,648,158     8,648           --        --           --        --
Deferred compensation related to stock options
  and restricted stock........................         --        --           --        --           --        --
Amortization of deferred compensation.........         --        --           --        --           --        --
Deferred compensation related to restricted
  stock purchased by consultants..............         --        --           --        --           --        --
Net loss and comprehensive loss...............         --        --           --        --           --        --
                                                ---------    ------    ---------    ------    ---------    ------
Balance at December 31, 1999..................  8,648,158     8,648           --        --           --        --
Issuance of Common Stock related to license
  agreement...................................         --        --           --        --           --        --
Issuance of Series B Convertible Preferred
  Stock at $3.8497 per share for cash, net of
  issuance costs of $27,603...................         --        --    2,605,326     2,605           --        --
Issuance of Series C Convertible Preferred
  Stock at $4.80 per share for cash to
  technology collaborator, net of issuance
  costs of $19,816............................         --        --           --        --    1,000,000     1,000
Series D Convertible Preferred Stock issuable
  at $7.50 per share to technology
  collaborator, net of issuance costs of
  $2,200......................................         --        --           --        --           --        --
Issuance of Common Stock to employees and
  consultants for cash, net of repurchases....         --        --           --        --           --        --
Additional issuance costs for Series A
  Convertible Preferred Stock.................         --        --           --        --           --        --
Deferred compensation related to stock options
  and restricted stock........................         --        --           --        --           --        --
Amortization of deferred compensation.........         --        --           --        --           --        --
Deferred compensation related to restricted
  stock purchased by consultants..............         --        --           --        --           --        --
Net loss and comprehensive loss...............         --        --           --        --           --        --
                                                ---------    ------    ---------    ------    ---------    ------
Balance at December 31, 2000..................  8,648,158    $8,648    2,605,326    $2,605    1,000,000    $1,000
                                                =========    ======    =========    ======    =========    ======

                                                     SERIES D
                                                  PREFERRED STOCK         COMMON STOCK        ADDITIONAL
                                                -------------------   --------------------     PAID-IN         DEFERRED
                                                 SHARES     AMOUNT     SHARES      AMOUNT      CAPITAL       COMPENSATION
                                                --------   --------   ---------   --------   ------------   --------------
Issuance of Common Stock at $.001 per share to
  founders, consultants and employees for
  cash........................................       --      $ --     3,272,500    $3,273    $        --     $        --
Issuance of Common Stock at $.14 per share to
  employee....................................       --        --        80,000        80         11,120              --
Issuance of Common Stock related to license
  agreement...................................       --        --        30,000        30         51,570              --
Issuance of Series A Convertible Preferred
  Stock at $1.4215 per share for cash and
  conversion of bridge notes, net of issuance
  costs of $26,595............................       --        --            --        --     12,258,114              --
Deferred compensation related to stock options
  and restricted stock........................       --        --            --        --        173,294        (173,294)
Amortization of deferred compensation.........       --        --            --        --             --          16,098
Deferred compensation related to restricted
  stock purchased by consultants..............       --        --            --        --         79,429              --
Net loss and comprehensive loss...............       --        --            --        --             --              --
                                                -------      ----     ---------    ------    -----------     -----------
Balance at December 31, 1999..................       --        --     3,382,500     3,383     12,573,527        (157,196)
Issuance of Common Stock related to license
  agreement...................................       --        --         5,000         5         11,845              --
Issuance of Series B Convertible Preferred
  Stock at $3.8497 per share for cash, net of
  issuance costs of $27,603...................       --        --            --        --      9,999,516              --
Issuance of Series C Convertible Preferred
  Stock at $4.80 per share for cash to
  technology collaborator, net of issuance
  costs of $19,816............................       --        --            --        --      4,779,184              --
Series D Convertible Preferred Stock issuable
  at $7.50 per share to technology
  collaborator, net of issuance costs of
  $2,200......................................  869,328       869            --        --      6,516,891              --
Issuance of Common Stock to employees and
  consultants for cash, net of repurchases....       --        --       874,245       874        165,558              --
Additional issuance costs for Series A
  Convertible Preferred Stock.................       --        --            --        --        (15,000)             --
Deferred compensation related to stock options
  and restricted stock........................       --        --            --        --      3,792,531      (3,792,531)
Amortization of deferred compensation.........       --        --            --        --             --       1,497,297
Deferred compensation related to restricted
  stock purchased by consultants..............       --        --            --        --        728,854              --
Net loss and comprehensive loss...............       --        --            --        --             --              --
                                                -------      ----     ---------    ------    -----------     -----------
Balance at December 31, 2000..................  869,328      $869     4,261,745    $4,262    $38,552,906     $(2,452,430)
                                                =======      ====     =========    ======    ===========     ===========


                                                                    TOTAL
                                                 ACCUMULATED    STOCKHOLDERS'
                                                   DEFICIT         EQUITY
                                                -------------   -------------
Issuance of Common Stock at $.001 per share to
  founders, consultants and employees for
  cash........................................  $         --     $     3,273
Issuance of Common Stock at $.14 per share to
  employee....................................            --          11,200
Issuance of Common Stock related to license
  agreement...................................            --          51,600
Issuance of Series A Convertible Preferred
  Stock at $1.4215 per share for cash and
  conversion of bridge notes, net of issuance
  costs of $26,595............................            --      12,266,762
Deferred compensation related to stock options
  and restricted stock........................            --              --
Amortization of deferred compensation.........            --          16,098
Deferred compensation related to restricted
  stock purchased by consultants..............            --          79,429
Net loss and comprehensive loss...............    (1,433,441)     (1,433,441)
                                                ------------     -----------
Balance at December 31, 1999..................    (1,433,441)     10,994,921
Issuance of Common Stock related to license
  agreement...................................            --          11,850
Issuance of Series B Convertible Preferred
  Stock at $3.8497 per share for cash, net of
  issuance costs of $27,603...................            --      10,002,121
Issuance of Series C Convertible Preferred
  Stock at $4.80 per share for cash to
  technology collaborator, net of issuance
  costs of $19,816............................            --       4,780,184
Series D Convertible Preferred Stock issuable
  at $7.50 per share to technology
  collaborator, net of issuance costs of
  $2,200......................................            --       6,517,760
Issuance of Common Stock to employees and
  consultants for cash, net of repurchases....            --         166,432
Additional issuance costs for Series A
  Convertible Preferred Stock.................            --         (15,000)
Deferred compensation related to stock options
  and restricted stock........................            --              --
Amortization of deferred compensation.........            --       1,497,297
Deferred compensation related to restricted
  stock purchased by consultants..............            --         728,854
Net loss and comprehensive loss...............   (10,745,419)    (10,745,419)
                                                ------------     -----------
Balance at December 31, 2000..................  $(12,178,860)    $23,939,000
                                                ============     ===========

                            See accompanying notes.

                                 SENOMYX, INC.

                            STATEMENTS OF CASH FLOWS

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                                  1999           2000
                                                              ------------   ------------
Cash flows from operating activities:
  Net loss..................................................  $(1,433,441)   $(10,745,419)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................        5,893         487,721
    Accrued interest on bridge notes........................       32,600              --
    Common stock issued for license.........................       51,600          11,850
    Amortization of deferred compensation...................       95,527       2,226,151
    Change in operating assets and liabilities:
      Other assets..........................................      (10,545)       (339,915)
      Accounts payable and accrued expenses.................      146,363       1,263,866
      Deferred revenue......................................           --       1,135,417
                                                              -----------    ------------
        Net cash used in operating activities...............   (1,112,003)     (5,960,329)
Cash flows from investing activities:
  Purchases of property and equipment.......................      (85,767)     (2,981,876)
  Net purchases of investments..............................           --      (7,277,350)
  License fee paid to technology collaborator...............           --      (2,500,000)
                                                              -----------    ------------
        Net cash used in investing activities...............      (85,767)    (12,759,226)
Cash flows from financing activities:
  Proceeds from bridge notes................................      999,550              --
  Proceeds from issuance of preferred stock.................   11,234,612      14,765,105
  Proceeds from issuance of common stock....................       14,473         166,432
                                                              -----------    ------------
        Net cash provided by financing activities...........   12,248,635      14,931,537
                                                              -----------    ------------
  Net increase (decrease) in cash and cash equivalents......   11,050,865      (3,788,018)
  Cash and cash equivalents at beginning of year............           --      11,050,865
                                                              -----------    ------------
  Cash and cash equivalents at end of year..................  $11,050,865    $  7,262,847
                                                              ===========    ============
Supplemental disclosure of non-cash investing and financing
  activities:
  Series D Preferred Stock issuable for technology
    license.................................................  $        --    $  6,519,960
                                                              ===========    ============
  Conversion of bridge notes to preferred stock.............  $ 1,032,150    $         --
                                                              ===========    ============
  Common stock issued for license...........................  $    51,600    $     11,850
                                                              ===========    ============

                            See accompanying notes.

                                 SENOMYX, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 2000

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    THE COMPANY

    Senomyx, Inc. (the "Company") was incorporated on September 16, 1998 in Delaware under the original name of "Accent Life Sciences, Inc." and commenced operations in January 1999. In February 1999, the Company's name was changed to "Ambryx, Inc." The Company again changed its name in August 2000 to "Senomyx, Inc." The Company is exploiting recent advances in the understanding of the biology of taste and smell. Receptor-based biology, combinatorial chemistry, high-throughput screening and bioinformatics are being integrated into a technology platform to facilitate the discovery of products enriching the sensory experience. Potential markets include processed foods, beverages, perfumes and personal and home care products.

    Until December 2000, the Company was considered to be in the development stage. In December 2000, upon the signing of the Kraft Foods, Inc. ("Kraft Foods") collaborative agreement (see Note 6), the Company commenced its planned commercial operations and is no longer considered to be in the development stage.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with a remaining maturity of less than three months when purchased to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

    INVESTMENTS

    The Company applies Statement of Financial Accounting Standards ("SFAS") No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, to its investments. Under SFAS No. 115, the Company classifies its investments as "Available-for-Sale" and records such assets at estimated fair value in the balance sheet, with unrealized gains and losses, if any, reported in stockholders' equity. At December 31, 2000, investments consist of government agency securities, commercial paper and certificates of deposit. Cost approximated fair value of investments at December 31, 2000.

    CONCENTRATION OF CREDIT RISK

    Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

                                 SENOMYX, INC.

                               DECEMBER 31, 2000

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    Financial instruments, including cash and cash equivalents, investments, accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated on the basis of cost less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the shorter of the estimated useful lives of the assets (three to seven years) or the term of the applicable lease.

    INTANGIBLE ASSETS

    The Company acquired rights to certain technology or databases in its technology collaborations with Aurora Biosciences Corporation ("Aurora") and Incyte Genomics, Inc. ("Incyte"), respectively (see Note 7). The payments for such rights have been capitalized and are being amortized over the three-year term of the related research agreement for Aurora and the three-year estimated useful life of the database for Incyte.

    LONG-LIVED ASSETS

    In accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through the undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. While the Company's current and historical operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and accordingly the Company has not recognized any impairment losses through December 31, 2000.

    REVENUE

    All revenue recognized to date resulted from research support provided by Kraft Foods under the Kraft Foods collaborative agreement (see Note 6).

    Research support revenue or technology development fees are earned based on the number of full-time employees working on the project and are recognized as the services are rendered, provided that such amounts are not refundable or creditable, regardless of the outcome of the research. Payments received in excess of revenues earned are recorded as deferred revenue.

    Exclusivity fees, technology access fees, license fees and similar up-front payments will be deferred and recognized over the exclusivity period or term of the license or ongoing research period, as applicable, in accordance with Staff Accounting Bulletin ("SAB") No. 101. Milestone payments, if any, will be recognized when earned, as evidenced by written acknowledgement from the collaborator, provided that (i) the milestone event is substantative and its achievability was not reasonably assured at the inception of the agreement, and
(ii) the Company's performance obligations after the milestone achievement will continue to be funded by the

                                 SENOMYX, INC.

                               DECEMBER 31, 2000

collaborator at a comparable level to before the milestone achievement. If both of these criteria are not met, the milestone payment would be recognized over the remaining minimum period of the Company's performance obligations under the arrangement. Royalties, if any, will be recognized as earned.

    ACCOUNTING FOR MULTIPLE-ELEMENT ARRANGEMENTS

    The Company's technology collaborations with Aurora and Incyte (see Note 7) involve multiple elements, including the purchase by the collaborator of the Company's equity and the purchase by the Company of products and/or services from the collaborator. The Company believes each of the elements of these arrangements represents the fair value of the element at the date of the agreement and that the amounts paid by the Company for the products or services are comparable to what the Company would have paid had the collaborator not purchased the Company's equity.

    RESEARCH AND DEVELOPMENT

    Research and development costs, including those performed by Aurora on behalf of the Company (see Note 7), are expensed as incurred.

    PATENT COSTS

    Costs related to filing and pursuing patent applications are expensed as incurred as recoverability of such expenditures is uncertain.

    COMPREHENSIVE INCOME (LOSS)

    SFAS No. 130, REPORTING COMPREHENSIVE INCOME, requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income
(loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including foreign currency translation adjustments, and unrealized gains and losses on investments, is reported in other comprehensive income (loss). For the years ended December 31, 1999 and 2000, comprehensive loss was equal to net loss.

    NET LOSS PER SHARE

    Basic and diluted net loss per common share are presented in conformity with SFAS No. 128, EARNINGS PER SHARE, and SAB No. 98, for all periods presented. Under the provisions of SAB No. 98, common stock and convertible preferred stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. To date, the Company has not issued or granted shares for nominal consideration.

    In accordance with SFAS No. 128, basic and diluted net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase. Pro forma basic and diluted net loss per common share, as

                                 SENOMYX, INC.

                               DECEMBER 31, 2000

presented in the statements of operations, has been computed for the year ended December 31, 2000 as described above, and also gives effect to the assumed conversion of preferred stock which will automatically convert to common stock immediately prior to the completion of the Company's initial public offering (using the "as if converted" method from the original date of issuance).

    The following table presents the calculation of net loss per share:

                                                    YEARS ENDED DECEMBER 31,
                                                   --------------------------
                                                      1999           2000
                                                   -----------   ------------
Net loss.........................................  $(1,433,441)  $(10,745,419)
                                                   ===========   ============
Basic and diluted net loss per share.............  $     (1.04)  $      (5.02)
                                                   ===========   ============
Weighted average shares used in computing
  historical net loss per share, basic and
  diluted........................................    1,375,958      2,139,298

Pro forma net loss per share, basic and
  diluted........................................                $      (0.89)
                                                                 ============
Shares used above................................                   2,139,298
Pro forma adjustment to reflect weighted average
  effect of assumed conversion of convertible
  preferred stock................................                   9,900,377
                                                                 ------------
Shares used in computing pro forma net loss per
  share, basic and diluted.......................                  12,039,675

    The Company has excluded all convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculation of diluted net loss per share, prior to application of the treasury stock method for options and shares subject to repurchase, was 1,636,250 and 2,168,101 for the years ended December 31, 1999 and 2000, respectively. Such securities, had they been dilutive, would have been included in the computation of diluted net loss per share.

    PRO FORMA STOCKHOLDERS' EQUITY

    Unaudited pro forma stockholders' equity at December 31, 2000 reflects the conversion of all outstanding or issuable shares of preferred stock into common stock.

    STOCK-BASED COMPENSATION

    The Company has elected to follow Accounting Principles Board Opinion
No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25), and related Interpretations in accounting for its employee stock options. Under APB 25, when the purchase price of restricted stock or the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of issuance or grant, no compensation expense is recognized.

    Options and restricted stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and EITF 96-18 and are periodically remeasured as the options and restricted stock awards vest.

                                 SENOMYX, INC.

                               DECEMBER 31, 2000

    In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION, an interpretation of APB 25 ("FIN 44" or the "Interpretation"). The Interpretation, which has been adopted prospectively as of July 1, 2000, requires that stock options that have been modified to reduce the exercise price be accounted for as variable. Management believes the Company's accounting for its stock options is in compliance with the guidelines provided in FIN 44 and, therefore, the adoption of FIN 44 did not affect the Company's results of operations.

    RECENTLY ISSUED ACCOUNTING STANDARDS

    The Financial Accounting Standards Board has issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which the Company will adopt effective January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. Management does not believe the adoption of SFAS No. 133 will impact the financial statements as the Company currently does not invest in derivative instruments or engage in hedging activities.

    SEGMENT INFORMATION

    SFAS No. 131, SEGMENT INFORMATION, requires companies to report financial and descriptive information about their operating segments. The Company has determined that it operates in one business segment.

2. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                            DECEMBER 31,
                                                        ---------------------
                                                          1999        2000
                                                        --------   ----------
Scientific equipment..................................  $52,411    $2,078,368
Computer equipment....................................   29,014       666,607
Furniture and fixtures................................    4,342        47,352
Leasehold improvements................................       --       275,316
                                                        -------    ----------
                                                         85,767     3,067,643
Less: accumulated depreciation and amortization.......   (5,893)     (354,725)
                                                        -------    ----------
                                                        $79,874    $2,712,918
                                                        =======    ==========

                                 SENOMYX, INC.

                               DECEMBER 31, 2000

3. COMMITMENTS

    OPERATING LEASES

    The Company leases its primary office facility under an operating lease agreement which expires in December 2001. The Company has two five-year options to extend the lease. The Company has also entered into various operating lease agreements for office equipment. Rent expense for the year ended December 31, 2000 was $964,299. No rent expense was incurred in 1999.

    At December 31, 2000, estimated annual future minimum rental payments under the Company's operating leases for the years ending December 31 are as follows:

2001........................................................  $1,583,353
2002........................................................      27,612
2003........................................................      14,165
2004........................................................       1,360
                                                              ----------
Total minimum lease payments................................  $1,626,490
                                                              ==========

    The Company has subleased a portion of its facility to a separate company. The Company and the separate company have a common stockholder who owns more than 10% of each entity. Amounts payable by the sublessor in 2000 aggregating $380,678 have not been collected by December 31, 2000. The Company has not recorded such amount as receivable at December 31, 2000, nor has the Company recorded the sublease income, as collectibility of the amount is uncertain.

    LICENSE AND TECHNOLOGY COLLABORATION AGREEMENTS

    In connection with certain license and research agreements, the Company recognized expenses of $103,000 and $665,589 for the years ended December 31, 1999 and 2000, respectively. The fees were charged to research and development expense. The Company has future non-cancelable commitments to pay fees totaling $3,800,000 through July 2002 under the Aurora technology collaboration (see
Note 7). Additionally, the Company is obligated to pay royalties upon commercial sales, if any, of certain products.

4. STOCKHOLDERS' EQUITY

    PREFERRED STOCK

    In November 2000, the Company amended its Articles of Incorporation, increasing the total authorized shares to 60,506,968, of which 37,000,000 shares were designated as common stock and 23,506,968 shares were designated as preferred stock. Of the 23,506,968 authorized shares of preferred stock, 8,648,158 shares were designated as Series A Convertible Preferred Stock, 8,648,158 shares were designated as Series A-1 Convertible Preferred Stock, 2,605,326 shares were designated as Series B Convertible Preferred Stock, 2,605,326 shares were designated as Series B-1 Convertible Preferred Stock, and 1,000,000 shares were designated as Series C Convertible Preferred Stock.

                                 SENOMYX, INC.

                               DECEMBER 31, 2000

    At the option of the holder, shares of Convertible Preferred Stock are convertible into shares of Common Stock on a one-to-one basis, subject to adjustment for dilution. The Convertible Preferred Stock will automatically convert into shares of common stock upon the earlier of the closing of a qualified public offering of Common Stock under the Securities Act of 1933, as amended, in which the Company receives at least $15,000,000 in gross proceeds at a price of at least $4.26 per share, or on the date specified by written consent or agreement of the holders of 67% of the then outstanding shares of Convertible Preferred Stock. The Preferred stockholders have voting rights equal to the number of common shares they would own upon conversion.

    In the event of liquidation of the Company, holders of Series A, Series B and Series C Convertible Preferred Stock are entitled to a liquidation preference of $1.4215, $3.8497 and $4.80 per share, respectively, plus any declared and unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds of the Company shall be insufficient to make payment in full to all holders of Convertible Preferred Stock, then such assets and funds shall be distributed to the holders of Convertible Preferred Stock ratably in proportion to the full amounts to which they would otherwise be entitled.

    The holders of all classes of Convertible Preferred Stock are entitled to receive annual cumulative dividends of 8% of the original issue price per share, when and if declared by the Board of Directors, prior and in preference to common stockholders. As of December 31, 2000, no dividends have been declared.

    In October 1999, the Company issued 8,648,158 shares of Series A Convertible Preferred Stock for $1.4215 per share. The $12,293,357 total issuance price of Series A Convertible Preferred Stock included the conversion of bridge notes and accrued interest of approximately $1,032,000. Financing costs of approximately $42,000 have been charged against additional paid-in capital.

    In August 2000, the Company issued 2,605,326 shares of Series B Convertible Preferred Stock at $3.8497 per share for proceeds of $10,029,724. Financing costs of approximately $28,000 have been charged against additional paid-in capital.

    In November 2000, the Company issued 1,000,000 shares of Series C Convertible Preferred Stock at $4.80 per share to Aurora Biosciences Corporation (see Note 7). Financing costs of approximately $20,000 have been charged against additional paid-in capital.

    In December 2000, the Company committed to issue 869,328 shares of Series D Convertible Preferred Stock at $7.50 per share to Incyte Genomics, Inc. (see
Note 7). The Company issued the shares in January 2001, and concurrently increased the number of authorized shares of common stock to 37,869,328. The Series D Convertible Preferred Stock has comparable terms to the other classes of preferred stock, except its liquidation preference is $7.50 per share.

    COMMON STOCK

    All of the outstanding shares of Common Stock have been issued to the founders, directors and employees of, and consultants to, the Company. In connection with certain stock purchase agreements, the Company has the option to repurchase, at the original issuance price, the unvested shares in the event of termination of employment or engagement. Shares under these agreements vest over periods up to four years. Through December 31, 2000, 163,555 shares have been repurchased and 1,838,501 shares are subject to repurchase by the Company.

                                 SENOMYX, INC.

                               DECEMBER 31, 2000

    EQUITY INCENTIVE PLAN

    During 1999, the Company adopted the 1999 Equity Incentive Plan (the "Plan"), which provides for the grant of incentive and non-statutory stock options and restricted stock purchase rights to employees, directors and consultants of the Company. The Plan, as amended, authorizes the Company to issue up to 2,790,000 shares of Common Stock.

    Options granted under the Plan generally expire no later than ten years from the date of grant (five years for a 10% stockholder). Options generally vest and become fully exercisable over a period of five years, except for officers, directors and consultants that may be made fully exercisable. The exercise price of incentive stock options must be equal to at least the fair value of the Company's Common Stock on the date of grant, and the exercise price of non-statutory stock options may be no less than 85% of the fair value of the Company's Common Stock on the date of grant. The exercise price of any option granted to a 10% stockholder may be no less than 110% of the fair value of the Company's Common Stock on the date of grant. As of December 31, 2000, the Company has granted 329,600 stock options, all of which were granted during 2000, with exercise prices ranging from $0.14 to $0.75. 25,000 shares were exercisable at December 31, 2000.

    Following is a further breakdown of the options outstanding as of December 31, 2000:

   RANGE OF                     WEIGHTED AVERAGE   WEIGHTED AVERAGE
   EXERCISE         OPTIONS        REMAINING           EXERCISE
    PRICES        OUTSTANDING    LIFE IN YEARS          PRICE
---------------   -----------   ----------------   ----------------
0.14.$.....          30,000            9.5               $0.14
0.38.$.....         227,200            9.7               $0.38
0.75.$.....          72,400            9.9               $0.75
                    -------
                    329,600
                    =======

    The Plan allows the Company to grant restricted stock purchase rights at no less than 85% of the fair value of the Company's Common Stock as determined by the Board of Directors at the date of the grant. All restricted stock purchase rights vest in accordance with a vesting schedule determined by the Board of Directors. The Company has an option to repurchase all unvested shares, at the original purchase price, upon the voluntary or involuntary termination of employment with the Company for any reason.

    Under the Plan, 1,117,800 restricted stock purchase rights have been granted at exercise prices ranging from $0.14 to $0.38 per share, all of which have been exercised as of December 31, 2000, of which 1,087,300 shares are subject to repurchase. Through December 31, 2000, a total of 3,000 shares have been repurchased by the Company under the Plan.

    The Company has elected to follow Accounting Principles Board Opinion
No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25), and related Interpretations in accounting for its employee restricted stock grants because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires use of stock valuation models which the Company believes were not developed for use in valuing employee restricted stock grants. Under APB 25, when the exercise price of the Company's employee stock options or price of restricted stock sales equals the market price of the stock on the date of grant or sale, no compensation expense is recognized.

                                 SENOMYX, INC.

                               DECEMBER 31, 2000

    SFAS NO. 123

    Pro forma information regarding net income or loss is required to be disclosed in accordance with SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for the employee stock options was estimated at the dates of grant using the Black-Scholes option pricing model with the following assumptions for 2000: (a) risk-free interest rate of 6.0%,
(b) expected dividend yield of 0%, (c) volatility of 70% and (d) five year estimated life of the options. No stock options had been granted during 1999.

    For purposes of adjusted pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period. For the year ended December 31, 2000, the adjusted pro forma net loss was $10,808,171 and the adjusted pro forma basic net loss per share was $5.05. The pro forma effect on net loss presented is not likely to be representative of the pro forma effects on reported net income or loss in future years because these amounts reflect less than four years of vesting.

    DEFERRED COMPENSATION

    Since inception of the Company, in connection with the grant of certain stock options and sales of restricted stock to employees, founders, directors and consultants through December 31, 2000, the Company has recorded deferred stock-based compensation totaling approximately $4.0 million, representing the difference between the option exercise price or restricted stock purchase price and the fair value of the Company's common stock as estimated by the Company's management for financial reporting purposes on the date such stock options were granted or restricted common stock was sold. Deferred compensation is included as a reduction of stockholders' equity and is being amortized to expense over the vesting period of the options and restricted stock using the graded vesting method.

    The following is a breakdown of the amortization of deferred compensation by statement of operations classification:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                        ---------------------
                                                          1999        2000
                                                        --------   ----------
Research and development..............................  $83,820    $1,854,049
General and administrative............................  $11,707    $  372,102

    COMMON STOCK RESERVED FOR FUTURE ISSUANCE

    A total of 13,122,812 shares of Common Stock have been reserved for the conversion of Preferred Stock into Common Stock and 1,345,600 shares of Common Stock have been reserved for future issuance of options or shares under the 1999 Equity Incentive Plan.

5. INCOME TAXES

    Significant components of the Company's net deferred tax assets at December 31, 1999 and 2000 are shown below. A valuation allowance of $523,000 and $4,146,000 has been established

                                 SENOMYX, INC.

                               DECEMBER 31, 2000

to offset the net deferred tax assets as of December 31, 1999 and 2000, respectively, as realization of such assets is uncertain.

                                                          DECEMBER 31,
                                                     -----------------------
                                                       1999         2000
                                                     ---------   -----------
Deferred tax assets:
  Net operating loss carryforwards.................  $ 519,000   $ 3,900,000
  Research and development credits.................      1,000       300,000
  Other, net.......................................      3,000        27,000
                                                     ---------   -----------
Total deferred tax assets..........................    523,000     4,227,000
Deferred tax liabilities:..........................
  Depreciation and amortization....................         --       (81,000)
                                                     ---------   -----------
Total deferred tax liabilities.....................         --       (81,000)
                                                     ---------   -----------
Net deferred tax assets............................    523,000     4,146,000
Valuation allowance for deferred tax assets........   (523,000)   (4,146,000)
                                                     ---------   -----------
Total deferred tax assets..........................  $      --   $        --
                                                     =========   ===========

    At December 31, 2000, the Company had federal and California tax net operating loss carryforwards of approximately $9,900,000 and $9,800,000, respectively. The federal and California tax loss carryforwards will expire in 2019 and 2007, respectively, unless previously utilized. The Company also had federal and California research and development tax credit carryforwards of approximately $200,000 and $100,000, respectively, which will expire in 2019 unless previously utilized. Pursuant to Internal Revenue Code Section 382 and 383, use of the Company's net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period. Management believes such a change may have occurred in 2000 but the limitation will not have a significant impact on the Company's ability to utilize the loss carryforwards.

6. PRODUCT DISCOVERY AND DEVELOPMENT COLLABORATION

    In December 2000, the Company entered into a collaboration agreement with Kraft Foods for the discovery of new ingredients that improve and enhance taste. Ingredients that may be identified in the collaboration may be used in specified Kraft Foods products. The Company will work exclusively with Kraft Foods in a specifically defined field for these products and will retain rights to ingredients that the Company discovers for its use or for use with Kraft Foods or other collaborators outside of the field. Under the terms of the collaboration, Kraft Foods has agreed to pay research funding of approximately $1.4 million per year for three years. Kraft Foods may terminate the agreement early, subject to its payment of additional research funding. In addition, the Company may receive other payments if certain product discovery and development milestones are met as well as royalties on net sales of specified products.

                                 SENOMYX, INC.

                               DECEMBER 31, 2000

7. TECHNOLOGY COLLABORATIONS

    AURORA

    In November 2000, the Company entered into a technology collaboration with Aurora for the discovery of molecules enhancing taste and smell. Under the collaboration, Aurora will employ its proprietary technologies to develop screening platforms for the Company. Under the terms of the agreement, the Company has been granted exclusive rights, subject to rights granted under Aurora's other current and future license agreements, to use Aurora's proprietary screening technologies with the Company's receptor gene targets for the discovery of consumer products enhancing taste and smell. In addition, Aurora granted to the Company non-exclusive rights to use its proprietary screening technologies with receptor gene targets for the discovery of therapeutic products. This agreement requires the Company to pay an up-front licensing fee, research funding totaling $7.2 million and milestone payments following the delivery of specified assays for the discovery of flavor and fragrance molecules. Therapeutic products that the Company may discover using Aurora's proprietary screening technologies are subject to development milestones and royalty payment obligations to Aurora. In addition, in November 2000, Aurora purchased one million shares of the Company's Series C Convertible Preferred Stock for $4.8 million.

    INCYTE

    In December 2000, the Company entered into a technology collaboration with Incyte for the identification of receptor genes that play a role in taste and smell in order to accelerate the Company's discovery of flavor and fragrance molecules. Under the terms of the collaboration, Incyte has provided the Company with access to Incyte's databases. In addition, for a period of three years, the Company may be able to obtain exclusive rights to receptor gene sequences related to the flavor and fragrance field that the Company can identify from Incyte's databases. In January 2001, the Company paid $6.5 million to Incyte. In addition, in January 2001, Incyte purchased 869,328 shares of the Company's Series D Convertible Preferred Stock for $6.5 million. For accounting purposes, since the amounts exchanged were equal, the Company accounted for the transaction as a non-monetary exchange in December 2000 and recorded the preferred stock as issuable at December 31, 2000.

8. SUBSEQUENT EVENTS

    INITIAL PUBLIC OFFERING

    In February 2001, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of its Common Stock to the public. If the initial public offering is closed under the terms presently anticipated, all of the Convertible Preferred Stock outstanding will automatically convert into shares of Common Stock on a one-to-one basis.

    GRANT OF EMPLOYEE STOCK OPTIONS

    In January 2001, the Company granted options to purchase 495,507 shares of Common Stock to employees under the Equity Incentive Plan. The Company recorded deferred compensation of approximately $2,873,000 in connection with these issuances.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               TABLE OF CONTENTS

                                               PAGE
                                             --------
Prospectus Summary.........................       1
Risk Factors...............................       5
Special Note Regarding Forward-Looking
  Statements and Industry Data.............      21
Use of Proceeds............................      22
Dividend Policy............................      22
Capitalization.............................      23
Dilution...................................      25
Selected Financial Data....................      27
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................      28
Business...................................      31
Management.................................      47
Certain Transactions.......................      59
Principal Stockholders.....................      62
Description of Capital Stock...............      64
Shares Eligible for Future Sale............      67
Underwriting...............................      70
Legal Matters..............................      73
Experts....................................      73
Where You Can Find Additional Information..      73
Index to Audited Financial Statements......     F-1

UNTIL              , 2001 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

[SENOMYX, INC. LOGO]

         SHARES

COMMON STOCK

DEUTSCHE BANC ALEX. BROWN

BEAR, STEARNS & CO. INC.

CIBC WORLD MARKETS

PROSPECTUS

             , 2001

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

SEC registration fee........................................  $   20,000
NASD filing fee.............................................       8,500
Nasdaq Stock Market listing application fee.................      95,000
Blue sky qualification fees and expenses....................       5,000
Printing and engraving expenses.............................     200,000
Legal fees and expenses.....................................     500,000
Accounting fees and expenses................................     200,000
Transfer agent and registrar fees...........................      25,000
Miscellaneous...............................................      46,500
                                                              ----------
      Total.................................................  $1,100,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

    The Registrant's Amended and Restated Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its directors and executive officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper distributions to stockholders and loans to directors and officers. The provision also do not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

    The Registrant has entered into separate indemnification agreements with its directors and officers. Each agreement requires the Registrant to, among other things, indemnify the director or officer against expenses, including attorney's fees, judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer of the Registrant, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent, deliberately dishonest, constitutes a breach of such individual's duty of loyalty to the Registrant or results in any personal profit or advantage to which such individual was not entitled. Each agreement also requires the Registrant to advance expenses incurred by the individual in connection with any proceeding against him or her individually with respect to which he or she may be entitled to indemnification by the Registrant.

    At present, there is no pending litigation or proceeding involving a Director, officer or key employee of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

    The Registrant has an insurance policy covering the officers and Directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    The Registrant has sold and issued the following unregistered securities in the last three years:

    1. Between February 1999 and September 1999, the Registrant sold an aggregate of 3,171,000 shares of common stock to 15 of its founders at a price per share of $0.001.

    2. On February 1, 1999, the Registrant sold 30,000 shares of common stock to its corporate counsel at a price per share of $0.001.

    3. Between August 1999 and September 1999, the Registrant sold an aggregate of 51,500 shares of common stock to six employees and scientific advisory board members at a price per share of $0.001.

    4. On August 12, 1999, the Registrant sold 20,000 shares of common stock to a university as part of a license agreement at a price per share of $0.001.

    5. On December 21, 1999, the Registrant sold 30,000 shares of common stock to a university as part of a license agreement at a price per share of $0.14.

    6. On March 7, 2000, the Registrant sold 5,000 shares of common stock to a university as part of a license agreement at a price per share of $0.14.

    7. On October 1, 1999, the Registrant sold an aggregate 8,648,158 shares of Series A preferred stock at a price per share of $1.4215 to 23 accredited investors within the meaning of Rule 501(a) of the Securities Act.

    8. On August 10, 2000, the Registrant sold an aggregate 2,605,326 shares of Series B preferred stock at a price per share of $3.8497 to 18 accredited investors within the meaning of Rule 501(a) of the Securities Act.

    9. On November 9, 2000, the Registrant sold 1,000,000 shares of Series C preferred stock at a price per share of $4.80 to one accredited investor within the meaning of Rule 501(a) of the Securities Act.

    10. On January 9, 2001, the Registrant sold 869,328 shares of Series D preferred stock at a price per share of $7.50 to one accredited investor within the meaning of Rule 501(a) of the Securities Act.

    11. The Registrant has granted 1,117,800 shares of restricted common stock to directors, employees and consultants under its 1999 equity incentive plan. The purchase prices for such shares range from $0.001 to $0.75 per share. The shares of restricted stock include 125,000 shares issued upon the early exercise of options granted under the Registrant's 1999 equity incentive plan at exercise prices ranging from $0.75 to $1.00 per share.

    12. The Registrant has granted options to purchase an aggregate of 825,107 shares of common stock, including options subsequently cancelled that then became available again for new option grants, to employees under its 1999 equity incentive plan. The exercise prices for such options range from $0.14 to $1.00 per share.

    The offers, sales and issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, and/or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions under compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits.

EXHIBIT
NUMBER                                    DESCRIPTION OF DOCUMENT
-------                 ------------------------------------------------------------
 1.1+                   Form of Underwriting Agreement.

 3.1                    Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on January 9, 2001.

 3.2+ Form of Amended and Restated Certificate of Incorporation, to be filed and become effective upon completion of the offering.

 3.3                    Amended and Restated Bylaws.

 3.4+ Amended and Restated Bylaws, to become effective upon completion of this offering.

 4.1+                   Form of Common Stock Certificate.

 5.1+                   Opinion of Cooley Godward LLP.

10.1 Form of Indemnity Agreement entered into between the Registrant and its directors and officers.

10.2                    Form of Employee Proprietary Information and Inventions
                        Agreement entered into between the Registrant and its executive officers.

10.3+ 1999 Equity Incentive Plan and forms of agreement thereunder.

10.4+                   2001 Non-Employee Directors' Stock Option Plan and forms of agreement thereunder.

EXHIBIT
NUMBER                                    DESCRIPTION OF DOCUMENT
-------                 ------------------------------------------------------------
10.5+                   2001 Employee Stock Purchase Plan and related offering
                        document.

10.6                    401(k) Plan.

10.7                    Third Amended and Restated Investor Rights Agreement, dated
                        January 9, 2001, entered into between the Registrant and
                        certain of its stockholders.

10.8                    Employment letter agreement, dated February 8, 2001, between the Registrant and Paul A. Grayson.

10.9                    Employment letter agreement, dated May 25, 1999, between the
                        Registrant and Lubert Stryer, M.D.

10.10                   Consulting agreement, dated April 15, 1999, between the
                        Registrant and Lubert Stryer, M.D.

10.11 Employment letter agreement, dated February 21, 2000, between the Registrant and Mark J. Zoller, Ph.D.

10.12                   Employment letter agreement, dated June 7, 2000, between the
                        Registrant and Klaus Gubernator, Ph.D.

10.13                   Employment letter agreement, dated October 24, 1999, between the Registrant and Jean J. Lockhart.

10.14 Promissory Note, dated February, 2000, by Jean J. Lockhart in favor of the Registrant.

10.15*                  Exclusive License and Bailment Agreement, dated March 10,
                        2000, between the Registrant and The Regents of University of California.

10.16*                  Collaborative Research and License Agreement, dated November
                        1, 2000, between the Registrant and Aurora Biosciences
                        Corporation.

10.17*                  Collaborative Research and License Agreement, dated December
                        6, 2000, between Registrant and Kraft Foods, Inc.

10.18* Collaborative Agreement, dated December 29, 2000, between the Registrant and Incyte Genomics, Inc.

10.19                   Expansion Lease, dated November 20, 1995, between Health
                        Science Properties, Inc. and Sequana Therapeutics, Inc. and
                        amendments thereto, and Assignment and Assumption of Lease, dated July 17, 2000, between the Registrant and Axys
                        Pharmaceuticals, Inc. and consent thereto.

10.20                   Sublease, dated February 1, 1999, between Sequana
                        Therapeutics, Inc. and PPGx, Inc.

10.21                   Amended and Restated Sublease, dated July 17, 2000, between the Registrant and Akkadix Corporation.

23.1                    Consent of Ernst & Young LLP, Independent Auditors.

23.2                    Consent of Cooley Godward LLP. Reference is made to Exhibit
                        5.1.

24.1                    Power of Attorney. Reference is made to page II-6.

------------------------

* Confidential Treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

+  To be filed by amendment.

    (b) Schedules. All schedules are omitted because they are not required, are not applicable or the information is included in the consolidated Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, County of San Diego, State of California, on the 21st day of February, 2001.

                                                       By:  /s/ PAUL A. GRAYSON
                                                            -----------------------------------------
                                                            Paul A. Grayson
                                                            President and Chief Executive Officer

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Lubert Stryer, M.D. and Paul A. Grayson his or her attorneys-in-fact, each with the power of substitution, for him in any and all capacities, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                  TITLE                       DATE
                  ---------                                  -----                       ----
             /s/ PAUL A. GRAYSON               President, Chief Executive Officer
    ------------------------------------         and Director (PRINCIPAL           February 21, 2001
               Paul A. Grayson                   EXECUTIVE OFFICER)

                                               Vice President, Finance and
            /s/ JEAN J. LOCKHART                 Administration (PRINCIPAL
    ------------------------------------         FINANCIAL AND ACCOUNTING          February 21, 2001
              Jean J. Lockhart                   OFFICER)

              /s/ LUBERT STRYER                Chief Scientific Officer and
    ------------------------------------         Chairman of the Board             February 21, 2001
             Lubert Stryer, M.D.

               /s/ LORI ROBSON                 Director
    ------------------------------------                                           February 21, 2001
             Lori Robson, Ph.D.

          /s/ TIMOTHY J. WOLLAEGER             Director
    ------------------------------------                                           February 21, 2001
            Timothy J. Wollaeger

            /s/ KEVIN J. KINSELLA              Director
    ------------------------------------                                           February 21, 2001
              Kevin J. Kinsella

              /s/ DAVID SCHNELL                Director
    ------------------------------------                                           February 21, 2001
             David Schnell, M.D.

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
---------------------   ------------------------------------------------------------
 1.1+                   Form of Underwriting Agreement.

 3.1                    Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on January 9, 2001.

 3.2+ Form of Amended and Restated Certificate of Incorporation, to be filed and become effective upon completion of the offering.

 3.3                    Amended and Restated Bylaws.

 3.4+ Amended and Restated Bylaws, to become effective upon completion of this offering.

 4.1+                   Form of Common Stock Certificate.

 5.1+                   Opinion of Cooley Godward LLP.

10.1 Form of Indemnity Agreement entered into between the Registrant and its directors and officers.

10.2                    Form of Employee Proprietary Information and Inventions
                        Agreement entered into between the Registrant and its executive officers.

10.3+ 1999 Equity Incentive Plan and forms of agreement thereunder.

10.4+                   2001 Non-Employee Directors' Stock Option Plan and forms of agreement thereunder.

10.5+ 2001 Employee Stock Purchase Plan and related offering document.

10.6                    401(k) Plan.

10.7                    Third Amended and Restated Investor Rights Agreement, dated
                        January 9, 2001, entered into between the Registrant and
                        certain of its stockholders.

10.8                    Employment letter agreement, dated February 8, 2001, between the Registrant and Paul A. Grayson.

10.9                    Employment letter agreement, dated May 25, 1999, between the
                        Registrant and Lubert Stryer, M.D.

10.10                   Consulting agreement, dated April 15, 1999, between the
                        Registrant and Lubert Stryer, M.D.

10.11 Employment letter agreement, dated February 21, 2000, between the Registrant and Mark J. Zoller, Ph.D.

10.12                   Employment letter agreement, dated June 7, 2000, between the
                        Registrant and Klaus Gubernator, Ph.D.

10.13                   Employment letter agreement, dated October 24, 1999, between the Registrant and Jean J. Lockhart.

10.14 Promissory Note, dated February, 2000, by Jean J. Lockhart in favor of the Registrant.

10.15*                  Exclusive License and Bailment Agreement, dated March 10,
                        2000, between the Registrant and The Regents of University of California.

10.16*                  Collaborative Research and License Agreement, dated November
                        1, 2000, between the Registrant and Aurora Biosciences
                        Corporation.

10.17*                  Collaborative Research and License Agreement, dated December
                        6, 2000, between Registrant and Kraft Foods, Inc.

10.18* Collaborative Agreement, dated December 29, 2000, between the Registrant and Incyte Genomics, Inc.

       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
---------------------   ------------------------------------------------------------
10.19                   Expansion Lease, dated November 20, 1995, between Health
                        Science Properties, Inc. and Sequana Therapeutics, Inc. and
                        amendments thereto, and Assignment and Assumption of Lease, dated July 17, 2000, between the Registrant and Axys
                        Pharmaceuticals, Inc. and consent thereto.

10.20                   Sublease, dated February 1, 1999, between Sequana
                        Therapeutics, Inc. and PPGx, Inc.

10.21                   Amended and Restated Sublease, dated July 17, 2000, between the Registrant and Akkadix Corporation.

23.1                    Consent of Ernst & Young LLP, Independent Auditors.

23.2                    Consent of Cooley Godward LLP. Reference is made to Exhibit
                        5.1.

24.1 Power of Attorney. Reference is made to page II-6 of the Registration Statement.

------------------------

* Confidential Treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

+  To be filed by amendment.